





# Annual Report 2009



## At a glance: sales, earnings, employees, dividends



KRONES Group sales, in €m
1,695
1,911
2,156
2,381
1,865
2005
2006
2007
2008
2009
KRONES Group EBT, in €m
91.2
109.6
153.6
156.1
−39.2
2005
2006
2007
2008
2009




KRONES workforce
9,029
9,165
9,588
10,333
10,238
2005
2006
2007
2008
2009
KRONES Group dividend, in €
0.47
0.53
0.70
0.60
0.00
2005
2006
2007
2008
2009


←

Sales
Earnings before taxes
Employees
Dividends

Key figures for
the Group
2005 – 2009

## Key figures for the KRONES Group 2005 – 2009

| | | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|
| **Sales** | | | | | | |
| Sales revenues | in €m | **1,865** | 2,381 | 2,156 | 1,911 | 1,695 |
| Germany | in €m | **191** | 300 | 347 | 289 | 229 |
| Outside Germany | in €m | **1,674** | 2,081 | 1,809 | 1,622 | 1,466 |
| Export share | in % | **90** | 87 | 84 | 85 | 87 |
| | | | | | | |
| **Earnings** | | | | | | |
| Earnings before taxes | in €m | **–39** | 156 | 154 | 110 | 91 |
| Net income | in €m | **–34** | 107 | 102 | 78 | 63 |
| Earnings per share | in € | **–1.13** | 3.39 | 3.25 | 2.45* | 2.00 |
| | | | | | | |
| **Assets and capital structure** | | | | | | |
| Non-current assets | in €m | **543** | 534 | 475 | 430 | 403 |
| of which property, plant and equipment, intangible assets, and non-current financial assets | in €m | **496** | 482 | 422 | 374 | 357 |
| Current assets | in €m | **1,248** | 1,291 | 1,209 | 1,042 | 880 |
| of which cash and equivalents | in €m | **136** | 108 | 54 | 58 | 57 |
| Equity | in €m | **696** | 790 | 708 | 629 | 572 |
| Total debt | in €m | **1,094** | 1,035 | 976 | 843 | 711 |
| Non-current liabilities | in €m | **125** | 144 | 155 | 147 | 155 |
| Current liabilities | in €m | **970** | 891 | 821 | 696 | 556 |
| Total assets | in €m | **1,790** | 1,825 | 1,684 | 1,472 | 1,283 |
| | | | | | | |
| **Cash flow/capital expenditure** | | | | | | |
| Gross cash flow | in €m | **25** | 158 | 149 | 127 | 110 |
| Capital expenditure | in €m | **88** | 112 | 98 | 78 | 78 |
| Depreciation, amortisation, and write-downs | in €m | **60** | 51 | 48 | 50 | 47 |
| Net cash position (cash and cash equivalents less debt) | in €m | **136** | 108 | 53 | 57 | 52 |
| | | | | | | |
| **Profitability ratios** | | | | | | |
| EBT margin | in % | **–2.1** | 6.6 | 7.1 | 5.7 | 5.4 |
| Return on equity before taxes | in % | **–5.3** | 20.8 | 23.0 | 18.3 | 16.[illegible] |
| ROCE | in % | **–3.5** | 19.1 | 20.2 | 16.1 | 14.[illegible] |
| | | | | | | |
| **Employees (at 31 December)** | | **10,238** | 10,333 | 9,588 | 9,165 | 9,029 |
| Germany | | **8,165** | 8,286 | 7,857 | 7,531 | 7,409 |
| Outside Germany | | **2,073** | 2,047 | 1,731 | 1,634 | 1,620 |
| | | | | | | |
| **Dividend** | | | | | | |
| Dividend per ordinary share | in € | **0.00**** | 0.60 | 0.70 | 0.53* | 0.47 |

* Adjusted for share split ** As per proposal for the use of unappropriated profit

KRONES responded quickly to the new challenges on the markets, launching a raft of measures that we call »Conversion.« As a result, KRONES fared better than many other machinery manufacturers in the crisis year 2009.

To ensure that remains the case, KRONES continues to work to become even better in every area of our business. We have never been content to sit back on our laurels. True to our motto, »We do more.«


KRONES
We do more.













KRONES COMPACT



CONSOLIDATED MANAGEMENT REPORT



CORPORATE GOVERNANCE



CONSOLIDATED FINANCIAL STATEMENTS



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

# Foreword by the Executive Board

## Dear shareholders and friends of KRONES,

After nine consecutive record-breaking years of successful business development, KRONES was hit by the global economic crisis in 2009. Sales contracted 21.7% from the previous year's level to €1,864.9m. We are posting a net loss of €34.5m for the year. The Conversion programme we launched back in the fourth quarter of 2008 in response to the market slump prevented worse from happening. We are not pleased with the results of the last year. However, unlike many other companies, KRONES' survival has not been jeopardised in the wake of the economic crisis. We had done our homework and were well positioned when we entered this difficult phase. The fact that KRONES stands on solid financial footing and has no bank debt has been particularly beneficial now. On the whole, KRONES weathered the crisis better than many of our competitors and gained market share. Moreover, we do not have to deal with a structural crisis, as many other industries do. Our drop in sales is due entirely to the economic situation. The long-term prospects for the bottling and packaging industry remain good. Nevertheless, we cannot sit back and wait for better days to come. We will have to work hard to ensure that 2009 remains a statistical outlier and that we get back on track for success. The challenges remain great. Although the economy is picking up again, now is not a time for exuberance. It is dangerous to look only at economic growth rates since, after the sharp plunge, the recovery is starting from a very low level.



*»KRONES has weathered the economic crisis better than many other companies and gained market share in 2009.«*

*Volker Kronseder*
*Chairman of the Executive Board*

KRONES is prepared for a long slow period. That is why we are doing everything we can to further strengthen the company. That includes cost-cutting measures as part of our Conversion programme. But frugality alone will not move our company forward. We traditionally pursue long-term goals rather than looking to maximise profits in the short term. Despite the difficult economic situation, KRONES will stay focused on important tasks that are crucial to the company's long-term growth. One central task is to enable our customers in the beverage industry to make even more efficient use of their production capacities. Our product range meets this need, providing intelligent logistics solutions and customised information technology alongside our high-performance machines and lines. We will continue to expand our unique portfolio by investing even more in internal logistics and process engineering, thereby setting ourselves even further apart from our competitors.

*Customers want to make even more efficient use of their beverage plants and KRONES offers technologies that do just that.*

Our enviro products – KRONES machines and lines that use resources more economically – will remain a key focus in 2010. We are proud to have earned TÜV SÜD certification for our enviro programme, our integrated management system, and our 2008 sustainability report in 2009. We plan to seek external certification of our 2009 sustainability report as well. Incidentally, we are still the only company in our industry to have this report independently certified. Sustainability has been our practice at KRONES for decades and it has not lost any of its importance in the economic downturn. The fact that we intend to hold onto our core workforce despite the temporary decline in business is but one example of this.

*Sustainability has been our practice at KRONES for decades and is undiminished by the difficult economic times.*

By far the most gratifying event in fiscal 2009 was the drinktec trade fair, the industry's biggest fair worldwide (see page 12). We invested considerable time and energy in preparing for the fair and had placed great hope in its outcome. The fair itself, which took place in September, exceeded our expectations. Many high-level decision makers visited us there to learn more about our range of products and services. We also finalised many contracts at the drinktec. KRONES showcased its capabilities as a solutions provider that can increase efficiency along the customer's entire value chain. True to our motto, »We do more.«

On behalf of the entire Executive Board, I would like to thank all of our employees for pulling together and staying motivated in what was a difficult fiscal year 2009. The skills and knowledge of our employees are KRONES' backbone. Only as a team can we overcome the slump and replicate our past successes. I am confident that we will do this sooner than other companies.



*Volker Kronseder*
*Chairman of the Executive Board*

# Report of the Supervisory Board



## Ladies and Gentlemen,

In 2009, the Supervisory Board of KRONES AG continuously oversaw the company's management as prescribed by the law and the articles of association. The Board regularly obtained information from the Executive Board about the progress of business and the financial situation of the company as well as on the company's risk management and strategy in the form of written and oral reports, both in and outside the regular Supervisory Board meetings.



*Ernst Baumann*
*Chairman of the Supervisory Board*

One focus of the Supervisory Board's activities in 2009 was on the effects of the global economic crisis on KRONES and possible actions and strategies by which the company can respond to the decline in demand.

Four regular meetings of the Supervisory Board were held in 2009. At the first, which was held on 18 March, the Board renewed the mandate of Executive Board member Rainulf Diepold, which was set to expire at the end of 2009, until 31 December 2014. The Executive Board then presented the preliminary consolidated financial statements for 2008 and provided explanations for the key figures. After that, the Executive Board then commented on the current business situation. The Executive Board also explained the measures it was taking to respond to the difficult market situation. The Supervisory Board and the Executive Board agreed that the company should maintain its core workforce despite the downturn. The Executive Board concluded its comprehensive presentation on the business situation by offering an outlook for the first half of 2009.

The second meeting of the Supervisory Board was held on 24 April. Representatives from the company's auditing firm were present for a portion of the meeting. The auditors explained the annual financial statements and the consolidated financial statements for 2008 and fielded questions from the Supervisory Board. Following the auditors' detailed remarks, the Supervisory Board ratified the 2008 annual financial statements and the consolidated financial statements and management report for fiscal 2008. The Supervisory Board and the Executive Board also discussed the agenda for the annual shareholders' meeting, which would be held on 17 June 2009, and the use of unappropriated profit. Due to the difficult economic situation, both Boards agreed to propose to the annual shareholders' meeting that the dividend per share be reduced by €0.10 from the previous year, to €0.60.

The Supervisory Board held its constitutive meeting on 17 June, following the annual shareholders' meeting. Herbert Gerstner and long-time Supervisory Board Chairman Dr. Lorenz M. Raith left the Board as of the conclusion of the annual shareholders' meeting. Philipp Graf von und zu Lerchenfeld and employee representative Johann Robold were elected as new members of the Supervisory Board. The Supervisory Board unanimously elected Ernst Baumann as its chairman.

At the meeting on 22 September, the Executive Board informed the Supervisory Board about the current business situation and provided an outlook for the results of the first nine months of 2009. The Supervisory Board also discussed Germany's new law on the appropriateness of executive remuneration.

The final meeting of the Supervisory Board in 2009 was held on 25 November. The Executive Board presented the financial statements for the third quarter of 2009 and its outlook for the year as a whole. The Executive Board then presented the 2010 planning in detail to the Supervisory Board. The Supervisory Board unanimously approved the capital expenditure planning for fiscal 2010 as put forward by the Executive Board.

## Supervisory Board ratifies the annual and consolidated financial statements for 2009

The annual financial statements of KRONES AG, the consolidated financial statements, the management report for KRONES AG, and the consolidated management report prepared by the Executive Board for the period ended 31 December 2009 were examined by the auditors elected by the annual shareholders' meeting, KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, and each received an unqualified audit report. The audited annual financial statements and consolidated financial statements, the management report for KRONES AG, and the consolidated management report prepared for the period ended 31 December 2009 were submitted to all members of the Supervisory Board in good time for the members' own review. The audited financial statements and management reports were the subject of the Supervisory Board meeting held to ratify the financial statements on 26 April 2010. Representatives of the auditing firm also participated in the meeting and reported to the Supervisory Board on the results of their review and the areas on which their review focused.

The Supervisory Board noted and approved the audit result. The Supervisory Board's review did not result in any objections. The Supervisory Board approved the annual financial statements for KRONES AG and the consolidated financial statements as well as the Executive Board's proposal for the use of the net accumulated loss. The annual financial statements for KRONES AG are thereby ratified and the consolidated financial statements are thereby approved.

The members of the Supervisory Board would like to thank the Executive Board and all employees for their outstanding work in 2009, which was a year of great challenges for all.

Neutraubling, April 2010
The Supervisory Board



*Ernst Baumann*
*Chairman of the Supervisory Board*

# KRONES at a glance



## Plant planning and beverage production technology

- Planning and construction of complete filling and packaging plants
- Total cost of ownership calculations
- Expansion, updating
- Brewhouse and cellar systems
- Product treatment







## Systems for filling and packaging

- Cleaning technology
- Plastics technology
- Inspection technology
- Filling technology
- Pasteurisation technology
- Conveyor technology
- Labelling technology
- Packing and palletising technology

















KRONES plans, develops, manufactures, and installs machinery and complete systems for bottling and packaging and for beverage production. KRONES' customers include breweries, beverage producers, and companies from the food, chemical, pharmaceutical, and cosmetic industries.

KRONES offers all of the products and services they need from a single source – from constructing new beverage plants to getting the finished product out the door. Our worldwide service network is a crucial component of our unique portfolio.

Innovation, rapid, flexible development of products and services, and continuous improvement of our internal process flows are the cornerstones of our success.

### IT solutions

- For plant planning and beverage production
- For internal logistics
- For product filling and packaging
- For Lifecycle Service







### Internal logistics

- Warehousing systems
- Order-picking systems
- Conveyor systems







### Lifecycle Service

- Producing
- Maintaining
- Optimising
- Training at the KRONES Academy







## We're fighting for KRONES' success with intelligence and creativity.

The year 2009 was dominated by the global economic crisis. For KRONES, it was arguably the most difficult year in the company's 59-year history. We went into 2009 well prepared for the crisis. At the end of 2008, we had already begun to adapt the entire company to cope with the shrinking markets. One response to the new challenges was and still is our »Conversion« programme. »Conversion« implies changing our thinking as well as our organisation. In fiscal 2009, the comprehensive measures implemented under »Conversion« enabled us to cut our costs by more than €140m.



*»We must assume that trends will change rapidly and we must become more flexible.«*

*Hans-Jürgen Thaus*
*Deputy Chairman of the Executive Board*

### KRONES is rising to the challenges

Although the worst may be behind us for now, we expect the road to recovery to be long and bumpy. How the global economic situation will develop is still anybody's guess. Current predictions range from optimistic to critical. No reliable trends have emerged that show a clear direction.

The global web of interdependencies is extremely complex, with all of the following at play:

- Global economic growth
  (China, India, USA, Russia, Europe, South America)
- Monetary policy
- Exchange rate policy
- New protectionism
- Financial markets
- Raw materials, procurement markets, energy, the environment
- Labour markets

The overall economic circumstances have changed and the linear planning that was practiced in the past no longer works. Strategic planning and corporate governance must now assume that trends will change rapidly and must therefore enhance the company's ability to react and adapt quickly, for instance, by using scenario planning. Companies need to be extremely flexible in order to react better and more quickly to rapid changes in external circumstances. In addition, we must be able to master increasingly complex internal processes. This requires systematic restructuring.

### Conversion: Restructuring by rethinking and reorganising

We are rising to these challenges, resolutely expanding the KRONES Conversion programme, which consists of the following elements:

- Further, comprehensive restructuring of our operations
- Strategic realignment
- Development of new strategic growth opportunities

We are working hard to implement a concept that can stand the test of time and change to ensure that KRONES remains successful in the future, even when the global circumstances change.

**KRONES has a strong position**

Nine straight years of record results from 2000 to 2008 have unequivocally demonstrated our company's strength and competitiveness. During this successful run, KRONES was never content to rest on its laurels. We constantly worked to improve our products and services, sales and after-sales service, and internal workflows. Thanks to these efforts, KRONES now has an outstanding competitive position. We are confident that we can still mobilise enormous potential in the short and medium terms. KRONES will continue to pursue this aim for the long term with »Conversion«.

**Good long-term prospects for growth**

KRONES' long-term outlook for growth is still good because the megatrends will benefit our industry. The world's population is still growing. Wealth and consumption are increasing in many countries. Food and drink are basic human needs. In addition, our customers have to offer an ever-increasing variety of products in order to survive in the markets, some of which are already saturated. KRONES benefits from this situation because our comprehensive portfolio has a suitable solution for every customer.

Development of the packaging machinery market worldwide, in €bn (our forecast)


30
20
10
0
23.4
+6%
24.7
+9%
26.9
–25%
20.3
+6%
21.5
+5%
22.6
+8%
24.4
+7%
26.1
+6%
27.7
2006
2007
2008
2009
2010
2011
2012
2013
2014

Sources: Freedonia, Euromonitor, VDMA, Roland Berger, the press, KRONES

*The global market for packaging machinery lost around one-quarter of its volume in 2009. KRONES expects the market to grow again in the future. But it probably won't return to 2008 levels until the medium term.*

**Holistic strategic position**

To be successful in the long term, a company must be able to deliver top-quality, whole-factory solutions – that is, the entire logistics chain and the right IT solutions in addition to the machines and lines – from a single source. KRONES is doing that already. As we continue to expand our internal logistics and process engineering portfolios, we will further distance ourselves from our competitors. In addition, KRONES intends to offer our customers even more advantages by handling projects even faster and with more flexibility and by expanding our after-sales services.

**Clear goals**

We are seizing the crisis as an opportunity and pursuing clear goals. We're fighting for KRONES' future success with dedication, intelligence, and creativity.

*Hans-Jürgen Thaus*
*Deputy Chairman of the Executive Board*

# The Executive Board



**Christoph Klenk**
*1963
Member of the Executive Board since 2003
Research & Development, Engineering and Product Divisions.

**Werner Frischholz**
*1951
Member of the Executive Board since 2003
Materials Management, Assembly, Manufacturing, After-Sales Service and Quality Assurance.

**Rainulf Diepold**
*1955
Member of the Executive Board since 1996
Sales and Marketing.

**Hans-Jürgen Thaus**
*1949
Member and Deputy Chairman of the Executive Board since 1997
Finance and Accounting, Controlling, Information Management and Process Management.

**Volker Kronseder**
*1953
Member of the Executive Board since 1989 and Chairman since 1996
Personnel Management and Social Affairs, Corporate Communications.



## Q1

New orders: €414.5m

Sales: €482.3m

EBT: –€4.0m

Share at 31 March 2009: €23.98

The economic crisis kept our customers' capital spending low in the first quarter. New orders were down 31.7% year-on-year to €414.5m. At €482.3m, sales were down 19.0%. KRONES posted a loss for the first quarter.

In January, the company opened an LCS Centre for the Russia sales region in Tver, about 150 kilometres northeast of Moscow.

The financial crisis and poor economic data sent share prices into a tailspin at the start of 2009. By early March, Germany's DAX index had lost a quarter of its value. The stock markets then began to recover. At the end of the quarter the DAX was down by around 15%.

Apart from the general malaise on the stock markets, poor results from the machinery sector weighed heavily on KRONES' share price. At the end of March, the share was trading at €23.98, down 22.8% from the start of the year.

## Q2

New orders: €459.5m

Sales: €442.1m

EBT: –€11.8m

Share at 30 June 2009: €27.13

At the annual shareholders' meeting on 17 June in Neutraubling, Germany, the shareholders adopted all of the resolutions on the agenda with a large majority. Because of the difficult economic situation overall, KRONES paid a smaller dividend for 2008 (€0.60 per share, €0.10 less than in 2009).

Business remained unsatisfactory in the second quarter. From April to June, we generated a loss before taxes of €11.8m. Sales in the first half of the year were down 23.3% to €924.4m. Second-quarter orders intake provided the first rays of hope, with an 11% improvement over the first quarter.

At the start of June, the 1000th Contiform stretch blow-moulder left our plant in Neutraubling. KRONES' announcement back in 1997 that the company was getting into plastics technology created a bit of a stir in the beverage industry. Since then, the Contiform has grown into a true success story.

## Q3

New orders: €540.4m

Sales: €439.6m

EBT: –€11.1m

Share at 30 Sep 2009: €36.32

From 14–19 September, the international beverage and packaging industry came together for the drinktec trade fair in Munich. The fair was a huge success for KRONES. We presented our competence as a total system supplier under the motto »We do more.« (See page 12.)

TÜV SÜD awarded KRONES three prestigious certifications at the drinktec. KRONES Executive Board members Volker Kronseder, Christoph Klenk, and Werner Frischholz accepted the certificates for our integrated management system (IMS), our sustainability report, and our »enviro« sustainability programme from TÜV SÜD CEO Dr. Axel Stepken.

New orders continued to pick up in the third quarter. From July to September, new orders rose 17.6% compared to the second quarter, to €540.4m. Earnings remained tight. Third-quarter earnings before taxes were negative, at –€11.1m.

## Q4

New orders: €501.6m

Sales: €500.9m

EBT: –€12.3m

Share at 31 Dec 2009: €35.50

In October, some 700 employees moved into the second tower of KRONES' new technology centre. The building houses employees from various specialties, such as Lifecycle Service, IT solutions, and internal logistics. The close proximity of the departments and state-of-the-art office design makes for improved process flows and facilitates our employees' work.

On 9 November, the government of the state of Bavaria awarded KRONES the Occupational Health and Risk Management System (OHRIS) Certificate for its commitment to occupational safety. OHRIS takes into account national and international standards for occupational safety and health.

The fourth quarter was the best of 2009. After posting a loss for three consecutive quarters, KRONES almost broke even in terms of operating earnings in the period from October to December. New orders were up sharply year-over-year.

# The highlight of the year – drinktec 2009



Seldom have we awaited an event as anxiously as we did the 2009 drinktec trade fair, which took place from 14-19 September 2009 in Munich. The entire beverage and packaging industry had hoped the industry's premier trade fair worldwide would breathe new life into the industry. And for KRONES, this wish was more than fulfilled. The 2009 drinktec was the best drinktec of all time. The fair lived up to its reputation as a driving force for the beverage sector and as a global economic summit for the packaging and beverage industry. There was not a trace of crisis or capital spending restraint at the KRONES stand. Customers were enthusiastic about our portfolio. And although the drinktec is primarily an informational fair rather than a sales fair, we nevertheless finalised several interesting deals there.

Thus, the months of preparation that KRONES' hardworking employees had put in ahead of the show paid off. It is thanks to the tireless efforts of the entire KRONES team that we were exceptionally well prepared for the fair. KRONES was the only exhibitor to book an entire hall for itself. In it, we showcased several highlights from our product range such as the ErgoBloc L, the Varioline packaging line, and the EOP automated order-picking system. True to our motto »We do more.« KRONES presented not only machines and lines but also complete solutions. We had several separate areas set up in which we informed visitors about segments like Lifecycle Service, internal logistics, and IT solutions. Although we had fewer exhibit pieces than usual, the smart stand concept enabled visitors from around the world to see for themselves KRONES' capabilities as a full-service supplier. For those who wished to learn more about KRONES systems that were not on display, we organised bus tours to our production facilities in Neutraubling, Raubling, and Freising. There, they could see selected products in the assembly hall and get a first-hand look at what KRONES can do.

We were especially pleased to have a large number of high-ranking decision-makers visit the KRONES stand. Soon after the drinktec opened, we had the pleasure of welcoming Indra Nooyi, Chairman and CEO of PepsiCo to our booth. Other beverage producers also had top management visit us at the fair.

The KRONES beer tent was a special treat at the fair. It gave our customers an opportunity to experience in an informal setting that KRONES is a global leader with Bavarian roots. The great atmosphere we enjoyed every day in the beer tent this year is but one of many reasons why we are already looking forward to the next drinktec in September 2013.


We do more.
Welcome
We do more.
Russia CIS


KRONES
KRONES
We do
We do more.
We do more.
mmen
Welcome

Indra Nooyi (in the first photo, far right), CEO of PepsiCo, was among the first visitors to the KRONES booth. People from around the world took the opportunity to speak with KRONES representatives and executives.


KRONES












We do more.
Milling / Mashing /
Whirlpool / Cellar
Storing / Filtration /
ing Systems / Product
Water Treatment
Plants / Refrigeration
trol Systems /
ing / Engineering /
ing / Lautering /
/ Cellar Concept /
/ Filtration /
tems / Product
Treatment Systems /
Refrigeration plants






We do more


KRONES






KRONES
Willkommen
Welcome
Western Europe Africa Middle East






KRONES
We do mo
Willkommen
Welcome












We do more

- KRONES share price climbs 14.3%
- No dividend planned due to net loss
- Share buy-back programme completed in 2009

In 2009, the stock markets received a strong boost from extremely loose monetary policy on the part of central banks as well as improving economic data beginning in the second quarter. KRONES' share price gained 14.3% in 2009, closing the year at €35.50.



*»Communication with shareholders is very important at KRONES.«*

*Olaf Scholz*
*Head of Investor Relations*

## The stock markets in 2009

After a very weak 2008, the stock markets were still reeling from the financial and economic crisis at the start of 2009. Investors feared that the economy would not recover and new problems could arise from the battered financial system. Germany's DAX blue-chip index plummeted almost 25%, falling to around 3,650 points by the end of March. After hitting bottom, the market made an impressive turnaround. Optimistic statements by several bank executives regarding their institutions' business development, coupled with the Fed's intention to buy US Treasuries for the first time in 40 years and flood the market with liquidity, triggered a broad-based recovery in share prices. Improving economic data and continued low interest rates kept the global stock markets upbeat over the remainder of the year. Investors took advantage of brief setbacks to stock up their portfolios. As a result, all of the major share indices closed 2009 considerably higher than they had started the year.

The DAX, which passed the 6,000-point mark at the end of December, closed the year at 5,957 points, for a 23.8% gain. The EURO STOXX 50 rose 21.2% in 2009. The US' most well-known index, the Dow Jones, gained 20.2% for the year 2009. Share prices in Asia also rose sharply in 2009. Japan's Nikkei index picked up 19.0%. The gains on China's stock market were far more impressive, with some indices climbing more than 100%.

KRONES share price performance compared with the MDAX in 2009


€45.00
€42.50
€40.00
€37.50
€35.00
€32.50
€30.00
€27.50
€25.00
€22.50
Jan
Feb
Mar
April
May
June
July
Aug
Sep
Oct
Nov
Dec
KRONES share
MDAX indexed

*Because investors focused on largely speculative stocks and more highly leveraged companies, the KRONES share was unable to keep pace with the MDAX in 2009.*

## KRONES share gains 14.3%

*At €35.50, KRONES' share price was up a good 14% for the year at the end of 2009.*

KRONES' share price took a roller coaster ride in 2009. At the start of the year, the share price plummeted amid the general malaise on the stock markets. Bad news from the machinery sector put additional pressure on the share. On 20 March 2009, the share hit its low for the year, €22.00. The share was not only selling for around 30% less than it had been at the start of the year. It was also trading below the carrying value of its equity. The share price recovered from that very low level but was not able to bounce back entirely. One reason for this is that investors showed more interest in speculative shares and shares in more highly leveraged companies. It took until mid-August for the KRONES share price to recover to the level at which it had started the year. But then the price moved sharply upward. The fact that KRONES' business was recovering also helped give the share a boost. The share price reached its high for the year, €38.83, on 12 October. But it was not quite able to maintain this level and closed 2009 at €35.50, for a total gain of 14.3% for the year. The KRONES share didn't keep pace with the MDAX in 2009, which picked up 34.0% over the course of the year and is driven largely by highly cyclical stocks.

**Key figures for the KRONES share**

| At 31 December | | 2009 | 2008 | 2007 |
|---|---|---|---|---|
| Number of shares | (million) | 31.59 | 31.59 | 31.59 |
| Cash flow per share** | € | 1.24 | 4.98 | 4.73 |
| Equity per share** | € | 22.65 | 25.00 | 22.36 |
| Earnings per share** | € | –1.13 | 3.39 | 3.25 |
| High | € | 38.83 | 59.79 | 64.09 |
| Low | € | 22.00 | 27.52 | 37.40 |
| Year's closing price | € | 35.50 | 31.07 | 54.99 |
| Price/earnings ratio (P/E) | | – | 9 | 17 |
| | | | | |
| Dividend per ordinary share | € | 0.00* | 0.60 | 0.70 |

* Figures as per proposal for use of unappropriated profit
** Based on the weighted average of shares in circulation, 30.68m shares

### Portrait of the KRONES share

KRONES shares are no par value ordinary bearer shares. Each share carries one vote. The total number of shares is 31,593,072. The stock has been listed and available for trading on all German stock exchanges since 29 October 1984. In fiscal 2009, daily trading volume on the Frankfurt stock exchange and in XETRA trading averaged just less than 80,000 shares. In 2008, the average daily trading volume was around 112,000 shares. KRONES is included in the MDAX share index, which lists mid-sized companies from traditional sectors.

| Key data for the KRONES share | |
|---|---|
| Ordinary shares | 31,593,072 |
| German securities identification number | WKN 633500 |
| ISIN | DE 0006335003 |
| Ticker symbol | KRN |

### Shareholder structure

The Kronseder family holds a majority stake in the company (54.04%). The company holds 4.51% in treasury shares. The free float is 41.45%. The largest free float shareholders known to the company as of 1 March 2010 were the US private investment company Tweedy, Browne with 5.19% and Schadeberg GbR with 3.28%.

Shareholder structure as of March 2010


Kronseder family 54.04%
Free float 41.45%
KRONES AG 4.51%

### No dividend planned for 2009

The Executive Board and the Supervisory Board of KRONES AG will propose to the shareholders' meeting on 16 June 2010 that no dividend be paid out for 2009 (previous year: €0.60). Because we are posting a net loss, we believe it makes sense not to pay a dividend. KRONES AG's long-term dividend policy aim is to pay out 20% to 25% of profits in dividends. Our shareholders have benefited greatly from this policy in the past, very successful, years.

### oekom research awards KRONES prime status

Sustainable investing is steadily gaining importance in the international financial sector. Worldwide, around €5,000bn are being invested exclusively in shares of companies that meet very high standards with respect to how they treat employees and the environment and what they give back to society. KRONES is proud to have been awarded prime status by the independent rating agency oekom research in 2009. To obtain prime status, companies must be deemed to be among the leaders in their industry according to oekom's Corporate Rating and meet industry-specific minimum requirements. Earning prime status has expanded KRONES' pool of potential investors considerably.

KRONES Group earnings per share in €


3.25
3.39
3
2.45
2.00
2
1
-1.13
0
-1
2005
2006
2007
2008
2009

### Active communication with investors and analysts

*KRONES takes the interests of all of our shareholders very seriously and has an open information policy*

Over the past several years, KRONES' investors and analysts had become accustomed to the company posting record earnings that they merely had to update. That is why they needed even more information from KRONES in the less-than-successful year 2009. KRONES has actively addressed this need. The Executive Board and representatives of the Investor Relations department have conducted many one-on-one talks with investors and analysts and held presentations for investing professionals at numerous road shows in international financial centres.

A special highlight was Capital Market Day, which KRONES hosted at the drinktec trade fair. Around 30 analysts attended and learned about the company's new products and strategy first hand. The analysts listened intently to presentations by our Deputy Chairman and CFO Hans-Jürgen Thaus and Chief R&D Officer Christoph Klenk. After the presentation, the two executives gave the analysts a guided tour of the KRONES booth, showing them KRONES' products in action.

### Share buyback programme completed

KRONES held its annual shareholders' meeting on 17 June 2008. All of the resolutions proposed were adopted by a large majority of the shareholders. Because the shareholders' meeting gave the Executive Board authority to implement another share buyback programme, KRONES ended the ongoing buyback. Between 21 January and 17 June 2009, the company bought back a total of 1,425,421 shares, which corresponds to around 4.5% of the share capital. The average consideration paid per share was €25.93.

# We do more. One-stop shop.



KRONES
KRONES
KRONES
ErgoBloc L

*KRONES is more than a machinery builder. With our process engineering, filling and packaging technology, internal logistics, and IT business units, we are able to offer our customers complete solutions from a single source. KRONES has mastered all of the processes involved in beverage production and handling.*




KRONES

# Economic environment

- Global recession in 2009
- German GDP drops 5.0%
- Machinery sector in deep crisis

## Global economy shrinks 0.8%

*Economic stimulus programmes running into the billions of euros averted a more severe global recession in 2009.*

Last year was one of the most difficult years for the global economy since World War II. At the end of 2008, the real economy crashed in the wake of the banking and financial market crisis. The downward trend continued at the start of 2009. Fears of more bad news from the global financial system crippled the economy. Companies ran down their inventories and sharply curtailed capital spending. As a result, demand collapsed worldwide.

Massive economic stimulus programmes running into the billions worldwide slowed the collapse. Expansionary monetary policy around the globe also had a positive impact. Thanks to these measures, the recession was not as severe as had been feared. The global economy contracted 0.8% in 2009 compared to 2008.

In the USA, the government and the Federal Reserve used all means at their disposal to stave off a recession. The hard hit real estate market received considerable support and other sectors also benefited from a massive federal stimulus package. In addition, the Fed flooded the markets with liquidity. Thanks to these measures, the year-over-year drop in GDP was just 2.4%.

The European economy was hit much harder. Countries that depend heavily on exports, like Germany and Italy, were especially hard hit by the sharp decline in international trade. The crisis pulled the rug right out from under the economies of Eastern Europe. Spain and Ireland saw their building sectors collapse, one of the most important economic sectors for both countries. All told, GDP in the euro zone shrank by around 4% year-over-year in 2009.

China was able to sustain its economic growth in 2009 thanks in large part to a massive economic stimulus programme adopted by the Chinese government. Nevertheless, at 8.7%, the rate of GDP growth was far slower in 2009 than it had been in previous years. With GDP growth of 5.6%, India was among the few economies that prospered last year. Russia's economy, on the other hand, suffered a major setback. Problems in the energy and financial sectors as well as the collapse of foreign investment resulted in a 9.0% drop in GDP. Japan's economy did not fare much better. Although the country's government also launched comprehensive economic stimulus programmes, GDP nevertheless declined by 5.3% year-over-year.


Change in gross domestic product in % (Euro area vs. Germany)
Euro area
Germany
4
3
2
1
0
–1
–2
–3
–4
–5
1.7
0.8
2.9
3.0
2.6
2.5
0.8
1.3
–4.0
–5.0
Source: Eurostat
2005
2006
2007
2008
2009

## Germany's economic output declines by 5.0%

Because of its heavy reliance on exports, Germany's economy was hit very hard by the global economic malaise in 2009. Like exports, capital spending on machinery and industrial equipment also collapsed. The country's economic stimulus programme benefited public-sector construction and portions of the consumer economy. The most famous federal measure was Germany's »cash for clunkers« programme, which gave passenger car sales an enormous boost. Nevertheless, the country still suffered its worst economic slump since the end of World War II. Germany's GDP contracted 5.0% in 2009.

## Machinery sector in deep trough

It was already clear at the start of the year that Germany's machinery sector would slump in 2009 after having enjoyed a five-year growth phase. But the extent of the crisis far exceeded early expectations. At €151bn, output in 2009 was down 25% from 2008. New orders fell 38%. And the number of people employed in the industry dropped by 34,000 to 920,000 in 2009.

## The market for packaging machinery

KRONES serves the global market for packaging machinery, particularly for beverages. The market lost around one quarter of its 2008 volume, shrinking to around €20bn, in the wake of the global economic slump. Since demand for packaging machinery benefits from trends such as steady population growth and increasing prosperity, we expect the market to recover from this slump and once again grow steadily in the future. The highest demand for packaging machinery comes from the food industry, which accounts for around 40% of all the machines delivered. The beverage industry accounts for around 20%. The pharmaceutical, cosmetics, personal care, and household chemical industries combined account for another 20%. The remaining 20% of packaging machines go to other industries such as tobacco and building materials.

*The global market for packaging machinery benefits from population growth in the long term.*

For KRONES, the beverage industry is the most important market. We generated around 85% of our revenues through business with breweries, soft drink producers, and mineral springs in 2009. The other 15% of our revenues came from the sale of lines and services to companies in the food, chemical, pharmaceutical, and cosmetics industries.

The global market for packaging machinery by application


Pharmaceuticals, cosmetics, personal care and household chemicals 20%
Other 20%
Beverages 20%
Packaged foods 40%

2009: €20.3bn (Euromonitor, own estimates)

***In 2009, the market volume for packaging machinery worldwide shrank by around 25% compared with 2008 to around €20bn.***

## Beverage consumption is increasing steadily

Food and drink are basic human needs, regardless of economics. Despite the economic crisis, estimates are that global consumption of industrially packaged beverages increased 1.9% year-over-year in 2009 to around 905 billion litres. This trend is expected to continue in the years ahead. We expect consumption to grow by 2.8% on average each year from 2009 to 2012.

***Global consumption of industrially packaged beverages is growing at almost 3% each year.***

Global consumption of packaged beverages in billions of litres in 2009



Carbonated soft drinks (CSDs)
202.2 (22.4%)
Alcoholic beverages*
230.5 (25.5%)
Milk and dairy drinks
148.9 (16.5%)
Water 212.6 (23.5%)
Fruit and vegetable juices 64.4 (7.1%)
New drinks** 45.9 (5.0%)
0.9%
2.5%
2.4%
3.9%
5.0%
5.0%
2009: 904.5bn litres
(Euromonitor, own estimates)
Average annual growth of beverage types
in % up to 2012


* Beer, beer mixed drinks, wine, sparkling wine, spirits ** Energy drinks, sports drinks, tea and coffee

Last year, people around the world drank more than 212 billion litres of bottled water. That corresponds to 23.5% of total beverage consumption. Water is also one of the fastest-growing beverage markets. Water consumption is likely to increase by 3.9% on average each year through 2012. This growth will be supported by the trend toward flavoured water and functional water.

Carbonated soft drinks (CSDs) were the second most popular thirst quencher in 2009. Around 202 billion litres of CSDs were consumed worldwide, which corresponds to 22.4% of total beverage consumption. However, demand for CSDs is largely saturated and consumption will likely grow only slightly in the future.

Nearly 185 billion litres of beer were consumed last year, so that beer accounts for one-fifth of total beverage consumption. Since beer is becoming increasingly popular, especially in China, the market is expected to grow by 2.8% on average each year through 2012. With average growth rates of 2.4%, the market for milk and dairy drinks will maintain its position as the fourth-largest beverage segment for the foreseeable future. Last year the world's population consumed around 126 billion litres of packaged milk, giving milk a 14.0% share of total packaged beverage consumption. Milk-based drinks are also becoming increasingly popular.

## Beverage consumption by region

| Packaged beverages | 2009 | | 2012 | | Annual |
|---|---|---|---|---|---|
| Share of global consumption | bn litres | % | bn litres | % | growth in % |
| North America/Central America | 187.6 | 20.8 | 185.8 | 18.9 | −0.3 |
| South America | 146.1 | 16.2 | 163.2 | 16.6 | 3.8 |
| Western Europe | 132.4 | 14.6 | 135.2 | 13.8 | 0.7 |
| Asia/Pacific (incl. Japan) | 130.4 | 14.4 | 145.6 | 14.8 | 3.7 |
| China | 118.8 | 13.1 | 149.3 | 15.2 | 7.9 |
| Africa/Middle east | 56.5 | 6.3 | 68.5 | 7.0 | 6.6 |
| Central Europe | 52.6 | 5.8 | 52.9 | 5.4 | 0.2 |
| Russia/CIS | 42.7 | 4.7 | 42.3 | 4.3 | −0.3 |
| Eastern Europe | 37.4 | 4.1 | 39.2 | 4.0 | 1.6 |
| **Worldwide** | **904.5** | **100.0** | **982.0** | **100.0** | **2.8** |

Sources: Euromonitor, own estimates

*The Americas make up the largest market for industrially packaged beverages. Consumption is growing the fastest in China.*

The Americas make up the largest market for industrially packaged beverages. Last year, more than 330 billion litres were consumed there, accounting for almost 37% of consumption worldwide. Although demand is picking up sharply in South America, the North American market is already saturated. Beverage consumption in the Americas is expected to grow by 1.5% on average each year through 2012, just half as fast as the beverage market as a whole. The situation is similar in Europe. The region is the second-largest market for industrially packaged beverages, with a share of around one-quarter of the total market. The fastest-growing region is China. Nearly 120 billion litres of industrially packaged beverages were consumed there in 2009. That makes for a share of around 13% of total consumption worldwide. By 2012, this figure will likely climb above 15%, with annual growth rates of almost 8%. The Africa/ Middle East region is experiencing similarly rapid growth.

## PET – a packaging material with a future

Beverages are primarily packaged in plastic, glass, metal, or cartons. For a long time, glass bottles were the leading packaging material by far. But because glass is heavy and breakable, it is increasingly giving way to plastic, especially polyethylene terephthalate (PET).

The trend toward PET is driven primarily by cost considerations. The amount of plastic granulate needed to produce PET bottles is steadily decreasing. Since packaging accounts for the largest share of the costs involved in beverage production, it is becoming increasingly worthwhile for the beverage industry to switch to PET. The lightweight bottles also reduce transport costs.

PET containers can be made in any shape or size, which gives beverage producers a wide range of possibilities for distinguishing themselves from the competition. Consumers benefit from the fact that PET bottles are lightweight and not breakable. PET also does well from an environmental perspective since PET bottles are 100% recyclable. KRONES' PET recycling system transforms used plastic bottles into food grade material that can be made into new bottles.

*Containers made of PET are lightweight, unbreakable, and inexpensive to produce. They are also completely recyclable.*

Last year, almost 40% of the total volume of beverages packaged worldwide went into containers made of PET. Water and CSDs especially are commonly bottled in plastic. The fact that consumption of packaged water is rising sharply will benefit PET. The volume of beverages packaged in PET is likely to grow by 3.8% on average each year from 2009 to 2012. The corresponding growth rate for glass, which is currently the second most popular packaging material with one-quarter of the beverage packaging market, is expected be 1.6% per year over the same period.

Metal cans took third place in 2009, with a share of 12.6% of the total volume of industrially packaged beverages, followed by cartons with 10.2%. While the volume of beverages packaged in cans is likely to grow by a good 4% each year through 2012 due to the rapid increase in beer consumption in China, the expected growth rate for cartons is just 2.8%.

KRONES machines can put beverages into plastic and glass containers and metal cans. The largest share of our sales revenues comes from machines and lines for producing and filling PET bottles.

Global beverage market by packaging material in 2009


Other 13.9%
Cans 12.6%
Cartons 10.2%
Glass 24.9%
PET 38.4%


2.5%
4.1%
2.8%
1.6%
3.8%

Source: Euromonitor, own estimates

Average annual growth of packaging types in % up to 2012

*Worldwide, the largest share of beverages is bottled in PET containers.*

## Packaging materials by region

The following is an overview of how the major regional beverage markets worldwide break down by packaging material. The figures are based on the total volume of packaged beverages for each region.

## The Americas

### North America

Carbonated soft drinks (CSDs) are very popular in North America. Around one-third of all of the industrially packaged beverages that were consumed on the continent in 2009 were CSDs. The total volume of CSDs is divided almost equally between aluminium cans and PET bottles. Water, the second most popular beverage among North Americans, is packaged primarily in PET containers. On the whole, PET accounts for 42.5% of all beverage packaging in North America. Cans made up a solid 23% and glass around 12% of the market in 2009. Cartons play a minor role on the North American market (3.5%).

*In North America, carbonated soft drinks are primarily packaged in cans or PET bottles.*

Shares of the beverage packaging market in the Americas (North, Central and South America) in 2009


Cans 15.9%
Other 17.2%
PET 42.5%
Cartons 6.3%
Glass 18.1%
0%
1.3%
2.0%
1.5%
2.2%

Source: Euromonitor, own estimates

Average annual growth of packaging types in % up to 2012

### South America

CSDs are also the most popular packaged drink among South Americans. At 31.5%, their share of the South American market is almost as big as their share of the North American market. But unlike in North America, CSDs in South America are primarily packaged in PET bottles. Cans do not play much of a role in CSD packaging in this region. All told, PET accounts for around 42% of the total volume of packaged beverages in South America, making it the leading packaging material there. Glass packaging accounted for around 25.4% and cans for around 7% in 2009. Glass' lead over aluminium cans is due to the fact that most beer in South America is bottled in glass.

Because water consumption is rising steadily in South America, packaging made of PET is expected to grow the fastest in this region in the years ahead, by more than 4% each year.

## China

China is of great interest for the entire beverage industry. Consumption of industrially packaged beverages is growing rapidly there, with annual growth rates of almost 8%. Glass is the leading packaging material in China, with a share of 37%. Beer is the most popular packaged beverage in China and most of it is bottled in glass now. The trend is likely to shift increasingly toward aluminium cans in the years ahead.

*Glass and PET are the leading packaging materials in China.*

PET took second place among beverage packaging materials used in China in 2009, with around one-third of the total volume. In China, as in the rest of the world, water is frequently bottled in PET. In addition, plastic is often used for packaging tea as well as fruit and vegetable juices. Both of these types of beverages are very popular in China. The fact that consumption of fruit and vegetable juices is expected to grow in the double digits in the years ahead is one reason behind the high growth forecasts for PET. All told, PET is expected to grow by 8.6% each year on average. Cartons are expected to grow at a similar rate. They accounted for 11.4% of the total beverage volume in China in 2009. Cartons are benefiting from the rising popularity of milk-based drinks in China.

Shares of the beverage packaging market in China in 2009


Cans 12.1%
Other 6.5%
PET 32.8%
Cartons 11.4%
Glass 37.2%
19.0%
10.8%
8.6%
8.7%
2.7%

Source: Euromonitor, own estimates

Average annual growth of packaging types in % up to 2012

## Europe

### Western Europe

Bottled water was by far the most popular packaged beverage in the region, with a share of one-third of the total beverage volume consumed in 2009. It was followed by milk (18.2%) and carbonated soft drinks (17.3%). In Western Europe, more than three-quarters of all bottled water is packaged in PET. That helped make plastic the most popular packaging material in the region, with a 43.5% share of the beverage market. Glass was the second most popular material, with 22.3%, followed by cartons, with 15.4%. Since consumption of bottled water is expected to grow faster than other beverages in the years ahead, PET will likely widen its lead over glass and cartons.

*More than 75% of the water bottled in Western Europe goes into containers made of PET.*

### Central Europe

Water is also the most popular industrially packaged beverage in Central Europe. Bottled water accounted for around one-quarter of the total volume of beverages consumed there in 2009. Beer took second place, with 21.7%, followed by CSDs (18.6%). The popularity of beer in Central Europe is reflected in the fact that glass holds a large share of the beverage packaging market (35.4%). However, PET is the leader in this region, too, with a market share of 40.2%. Around 17% of all beverages, particularly milk and fruit and vegetable juices, were packaged in cartons in Central Europe last year.

Shares of the beverage packaging market in Western, Central and Eastern Europe in 2009


Cans 7.4%
Other 8.0%
PET 42.6%
Cartons 15.4%
Glass 26.6%
2.0%
1.7%
2.4%
0.6%
0%

Source: Euromonitor, own estimates

Average annual growth of packaging types in % up to 2012

### Eastern Europe

Eastern Europeans also love beer. With a share of almost 30% of total beverage consumption in 2009, beer was far more popular in the region than bottled water (23.5%). But beer consumption is not likely to grow considerably in the years to come. Consumption of bottled water, on the other hand, is expected to increase by almost 4% annually. This will further consolidate PET's lead among packaging materials in Eastern Europe. Last year PET containers accounted for 43.3% of all industrially packaged beverages. Since beer is primarily bottled in glass, glass bottles have a share of almost 30% of the beverage packaging market in Eastern Europe.

## Asia-Pacific

In the Asia-Pacific region, demand for bottled water is growing at almost 7% each year. As a result, water will further consolidate its position as the most popular packaged beverage in the region. In 2009, water accounted for more than a quarter of total beverage consumption. PET is benefiting from the strong trend toward water. Already, around 36% of all beverages in the Asia-Pacific region are bottled in PET. In the years ahead, the volume of beverages packaged in PET is expected to increase by around 6% annually. Glass, the second most popular packaging material, is expected to grow by just 2.7% per year.

*With annual growth rates nearing 6%, PET is expanding its lead among packaging materials in the Asia/ Pacific region.*

Shares of the beverage packaging market in Asia/Pacific in 2009


Cans 17.1%
Other 14.2%
PET 36.2%
Cartons 8.5%
Glas 24.0%


1.5%
4.6%
5.9%
2.6%
2.7%

Source: Euromonitor, own estimates

Average annual growth of packaging types in % up to 2012

## Russia/CIS

As in Eastern Europe, beer is extremely popular in Russia and the countries of the former Soviet Union. In 2009, beer accounted for almost 35% of the total volume of beverages consumed there. Although bottled water is considerably less popular in Russia and the CIS states than in most other regions of the world, with a share of 14.3%, PET nevertheless holds a very large share of the packaging market. In 2009, more than 43% of the total volume of beverages was bottled in PET. That is because in Russia/CIS, unlike in most parts of the world, beer is often bottled in PET. Because the trend toward bottling beer in PET rather than glass is likely to continue over the coming years, plastic is expected to continue to grow its share of the packaging materials market.

Shares of the beverage packaging market in Russia/CIS in 2009


Cans 6.4%
Other 3.5%
PET 43.3%
Cartons 14.4%
Glass 32.4%


7.9%
8.5%
5.9%
2.7%
0.9%

Source: Euromonitor, own estimates

Average annual growth of packaging types in % up to 2012

# We do more. Top quality.



*If you want to produce beverages of impeccable quality, you need dependable staff and reliable production equipment at every stage of your value chain. KRONES delivers the highest quality products and services.*



# KRONES in figures

- Recession squeezes sales 21.7% to €1,864.9m
- KRONES posts a loss of €34.5m
- KRONES has a very solid financial base

## Sales drop 21.7% to €1,864.9m

*The global economic crisis took a toll on KRONES' business in 2009.*

In 2009, the difficult economic environment took a toll on KRONES' business. The weak economy prompted companies in the international food and beverage sector to cut back sharply on capital spending. As the market as a whole contracted, price quality deteriorated. Banks' reluctance to lend made it more difficult for companies to finance major capital investments. All told, sales were down 21.7% year-on-year, to €1,864.9m.

The market volume relevant to KRONES shrank by around 25% in 2009. We were able to gain market share in 2009 because more companies chose to work with solid, reliable providers during the economic downturn. KRONES' sales were gratifyingly high in Africa and China. By contrast, business was weak in 2009 in the USA and regions that had suffered a sharp economic slump such as Western and Eastern Europe.


KRONES Group sales in €m
2,000
1,500
1,000
500
0
1,695
1,911
2,156
2,381
1,865
2005
2006
2007
2008
2009

## Sales by segment

*Sales were down in all three of KRONES' segments.*

In our largest segment, »Machines and lines for product filling and decoration«, sales declined 23.7% to €1,511.8m in 2009. The segment contributed 81.1% of consolidated sales. Sales in the »machines and lines for beverage production/process technology« segment dropped 11.6% to €274.1m and accounted for 14.7% of consolidated sales. »Machines and lines for the low output range« (KOSME) is our smallest segment, contributing 4.2% of overall sales in 2009. It saw sales fall 11.0% in 2009 to €79.0m.

KRONES Group sales by segment


Machines and lines
for product filling
and decoration
81.1% (€1,511.8m)
Machines and lines
for beverage production/
process technology
14.7% (€274.1m)
Machines and lines
for the low
output range (KOSME)
4.2% (€79.0m)
Machines and lines
for product filling
and decoration
83.3% (€1,982.6m)
Machines and lines
for beverage production/
process technology
13.0% (€310.0m)
Machines and lines
for the low
output range (KOSME)
3.7% (€88.8m)
Sales in 2009: €1,864.9m
Sales in 2008: €2,381.4m

*Further information can be found in the section »Reports from the segments«, which begins on page 48, and under »segment reporting« in the notes to the consolidated financial statements on page 98.*

## Sales by region

*KRONES' ratio of exports to total sales was 89.8% in 2009*

Sales in Germany were down 36.2% in 2009 compared with last year, from €299.9m to €191.3m. The sharp economic slump in Germany took its toll on our business. Invoice timing also contributed to the steep drop in sales here. Sales in Germany accounted for 10.2% of total consolidated sales in 2009 (previous year: 12.6%).

In the rest of Europe, sales shrank 40.6% year-over-year to €564.9m in 2009 (previous year: €950.6m). The biggest drop came in regions that suffered a massive economic slump in 2009, particularly the countries of Eastern Europe. Our business contracted sharply in 2009 in Russia, too, where KRONES' sales had grown rapidly in the years preceding the economic crisis. Sales in Europe (excluding Germany) accounted for 30.3% of total sales in 2009 (previous year: 39.9%).

KRONES Group sales by region in %


Germany 10.2%
Europe
(excl. Germany)
30.3%
Rest of the world 59.5%
Germany 12.6%
Europe
(excl. Germany)
39.9%
Rest of the world 47.5%
Sales in 2009: €1,864.9m
Sales in 2008: €2,381.4m

Sales developed far better outside Europe. Although KRONES had landed many large-scale projects outside Europe during the boom years, 2009 sales were only down 2.0% from 2008's high total of €1,130.9m, to €1,108.7m. The reason for this is that business went very well in Africa, the Middle East, and China. By contrast, sales in North and South America were much slower than last year. All told, KRONES generated 59.5% of consolidated sales outside Europe in 2009 (previous year: 47.5%).

## Sales by industry

Sales to producers of soft drinks, bottled water, and juices dropped 26.1% from €1,169.2m in 2008 to €864.3m in 2009. Due to the global economic crisis, the high demand from the bottled water industry did not continue in 2009 as it had in the preceding years. Sales to companies in the non-alcoholic beverage sector accounted for 46.3% of consolidated sales in 2009, which is down from 49.1% in 2008.

*KRONES generated 85% of its sales with companies in the beverage industry in 2009.*

Sales to companies in the »alcoholic beverages« sector declined 11.9% to €720.5m (previous year: €817.4m). Were it not for several larger orders from producers and bottlers of beer in Africa, the drop in sales in 2009 would have been even steeper. Alcoholic beverages' share of consolidated sales grew from to 34.3% to 38.6%.

In the non-beverage sectors (food, chemicals, pharmaceuticals, and cosmetics), KRONES includes sales to the growing dairy industry under »food«. In 2009, the non-beverage sectors were not able to escape the effects of the economic crisis. KRONES' sales in this area deteriorated 29.1% to €280.1m (previous year: €394.9m) and accounted for 15.1% of consolidated sales (previous year: 16.6%).

KRONES Group sales by industry in %


Alcoholic beverages 39%
Food, chemicals, pharmaceuticals, cosmetics 15%
Non-alcoholic beverages 46%
Sales in 2009: €1,864.9m
Alcoholic beverages 34%
Food, chemicals, pharmaceuticals, cosmetics 17%
Non-alcoholic beverages 49%
Sales in 2008: €2,381.4m

## New orders down 17.6% year-over-year

*After a very weak orders intake in the first six months, new orders picked up over the remainder of 2009.*

Because of the poor economic outlook, many companies put off capital investments or cut them entirely. For this reason, new orders at KRONES were down sharply in the first six months of 2009 compared with the year-earlier period. Demand for our products and services started to pick up in the third quarter. This was due in part to our excellent showing at the drinktec trade fair, the most important fair for the beverage industry worldwide. In the fourth quarter of 2009, the total volume of new orders received exceeded the total for the same period of the previous year by 10.0%. In particular, we had a surge of orders from China in the period from October to December. On the whole, new orders were down 17.6% in 2009 to €1,916.0m.



By region, orders intake was good in China and Africa. Moreover, capital investment among our customers in Central and Western Europe and South America began to pick up over the course of the year. Demand in the US and Eastern Europe remained weak all year.

KRONES Group new orders in €m


2,000
1,500
1,000
500
0
1,736
1,967
2,300
2,326
1,916
2005
2006
2007
2008
2009

## Orders on hand total €888.5m at the end of 2009

At 31 December 2009, KRONES had an orders backlog of €888.5m. Thus, orders on hand were up 6.1% from the previous year. The orders backlog grew by around €100m in the second half of 2009.

KRONES Group orders on hand in €m


1,000
500
0
691
747
891
837
889
2005
2006
2007
2008
2009

# KRONES Group earnings

| in €m | 2009 | 2008 | Change |
|---|---|---|---|
| Sales revenues | 1,864.9 | 2,381.4 | –21.7% |
| Changes in inventories of finished goods and work in progress | –7.4 | 22.6 | |
| Total operating revenue | 1,857.5 | 2,404.0 | –22.7% |
| Goods and services purchased | –996.2 | –1,255.4 | –20.6% |
| Personell expenses | –615.3 | –661.4 | –7.0% |
| Other operating income (expenses) and own work capitalised | –216.0 | –278.6 | –22.5% |
| EBITDA | 30.0 | 208.6 | –85.6% |
| Depreciation, amortisation, and write downs on non-current assets | –59.6 | –51.0 | 16.9% |
| EBIT | –29.6 | 157.6 | |
| Financial income (expense) | –9.6 | –1.5 | |
| EBT | –39.2 | 156.1 | |
| Income tax | 4.7 | –49.6 | |
| Net income (loss) | –34.5 | 106.5 | |

*KRONES reacted quickly to the economic slump and launched »Conversion«, which saved the company some €140m in 2009.*

Volume and prices dropped especially sharply in the first half of 2009. Although a comprehensive set of measures enabled us to save more than €140m, KRONES is nevertheless posting a net loss for fiscal 2009.

The company's total operating revenue shrank 22.7% in 2009 to €1,857.5m. This was steeper than the drop in sales (21.7% from 2008) because of a slight decrease in inventories of finished goods and works in progress.

Expenses for goods and services purchased (including external personnel) declined 20.6% from €1,255.4m to €996.2m in 2009. This figure dropped 30.7% to €171.9m in 2009 because we eliminated most of our temporary employment positions, which once numbered around 900, during the reporting period. The ratio of expenses for goods and services purchased to total operating revenue was 53.6% in 2009 (previous year: 52.2%).

KRONES maintained its core workforce despite the temporary slump in sales. For this reason, personnel expenses declined only 7.0% compared to 2008, to €615.3m. The ratio of personnel expenses to total operating revenue rose from 27.5% in 2008 to 33.1% in 2009 but improved markedly from mid-year onward. We introduced short-time working schemes (in which the government partly compensates employees for the reduced working hours) in many departments in the second half of the 2009. This and the fact that employees went without performance-based elements of their pay resulted in savings.

Other operating expenses declined by €35.8m to €348.2m, largely as a result of our »Conversion« programme.

## KRONES Group EBITDA and EBIT

Earnings before interest, taxes, depreciation, and amortisation (EBITDA) shrank from €208.6m in 2008 to €30.0m in 2009. The EBITDA margin, the ratio of EBITDA to consolidated sales, worsened from 8.8% to 1.6%. The figure for depreciation and amortisation of intangible assets and property, plant and equipment reflects the fact that KRONES invested heavily in capital assets over the past several years. At €59.6m, depreciation and amortisation of intangible assets and property, plant and equipment for 2009 was up 16.9% on the previous year's figure of €51.0m. As a result, earnings before interest and taxes (EBIT) were negative at –€29.6m (previous year: €157.6m).


KRONES Group EBITDA in €m
136.8
157.8
197.8
208.6
30.0
2005
2006
2007
2008
2009
200
150
100
50
0
KRONES Group EBIT in €m
90.2
108.0
150.2
157.6
–29.6
2005
2006
2007
2008
2009

## KRONES Group EBT

*Earnings before taxes fell from €156.1m to –€39.2m.*

An impairment on non-current financial assets cut into financial income in 2009. This one-time effect with no impact on liquidity resulted in a net financial expense of €9.6m although interest income was positive. Earnings before taxes (EBT) fell from €156.1m in 2008 to –€39.2m in 2009.


KRONES Group EBT in €m
150
100
50
0
91.2
109.6
153.6
156.1
–39.2
2005
2006
2007
2008
2009

EBT was sharply negative in each of the first three quarters of 2009. Adjusted for the one-time writedown on non-current financial assets, fourth-quarter EBT was slightly positive (€0.9m).

## KRONES Group net income (loss)

Because earnings were negative, the company recognised tax income of €4.7m in 2009. That is why the consolidated net loss, at €34.5m, is slightly better than EBT. In 2008, the group had achieved net income of €106.5m.

*Due to the global economic crisis, KRONES generated a loss of €34.5m for 2009.*

KRONES Group net income in €m


100
50
0
63.4
77.5
101.8
106.5
–34.5
2005
2006
2007
2008
2009

## Earnings per share

KRONES' capital stock is divided among 31,593,072 shares. Because the company bought back 1,425,421 shares (now treasury shares) in 2009, the weighted average of shares in circulation is 30,678,043. Thus, the loss per share for fiscal 2009 amounts to €1.13. In 2008, the company achieved earnings per share of €3.39.

KRONES Group earnings per share in €


3
2
1
0
–1
2.00
2.45
3.25
3.39
–1.13
2005
2006
2007
2008
2009

## Consolidated cash flow

| in €m | 2009 | 2008 | Change |
|---|---|---|---|
| EBT | –39.2 | 156.1 | –195.3 |
| Cash flow from operating activities | 169.7 | 183.8 | –14.1 |
| Cash flow from investing activities | –87.2 | –105.4 | 18.2 |
| Free cash flow | 82.5 | 78.4 | 4.1 |
| Cash flow from financing activities | –58.0 | –23.9 | –34.1 |
| Net change in cash and cash equivalents | 24.5 | 54.5 | –30.0 |
| Other changes in cash and cash equivalents | 2.6 | 0.1 | 2.5 |
| Cash and cash equivalents at the beginning of the fiscal year | 108.4 | 53.8 | 54.6 |
| Cash and cash equivalents at the end of the fiscal year | 135.5 | 108.4 | 27.1 |

Although KRONES' earnings before taxes deteriorated from €156.1m in 2008 to –€39.2m in 2009, cash flow from operating activities was €169.7m (previous year: €183.8m). Our working capital management contributed significantly here, reducing the balance of inventories, receivables, and other assets by €111.2m in 2009 (previous year: increase of €46.0m). A €145.6m increase in advance payments received from customers for several large orders also contributed to the company's good cash flow from operations.

*KRONES has improved its working capital management considerably in recent years.*

KRONES Group cash flow from operating activities in €m


200
150
100
50
0
62.4
86.9
104.3
183.8
169.7
2005
2006
2007
2008
2009

KRONES invested €88.2m in intangible assets and in property, plant and equipment (PP&E) in 2009, which was €23.7m less than the previous year. Considerable funds were still going into the expansion of our technology centre in Neutraubling in 2008. This work was completed in 2009. KRONES increased its shareholding in the subsidiary KOSME from 70% to 100% in March 2009.

KRONES capital expenditure for PP&E and intangible assets in €m


100
50
0
78.3
77.7
97.5
111.9
88.2
2005
2006
2007
2008
2009

*Despite posting a net loss, KRONES generated €82.5m in free cash flow in 2009.*

Despite the tense earnings situation, free cash flow – that is, cash flow from operating activities less total capital expenditure – improved from €78.4m the previous year to €82.5m in 2009.

In June 2009 KRONES paid out a total dividend of €18.1m to its shareholders for fiscal 2008 (previous year: €22.1m). In addition, the company repurchased around 1.4m of its own shares for a total of €37.1m on the stock market during the reporting period.

KRONES Group dividend payout in €m


20
10
0
13.7
14.7
16.9
22.1
18.1
2005
2006
2007
2008
2009

Taking into account changes due to exchange rates, KRONES' cash and cash equivalents were up from €108.4m at the end of 2008 to €135.5m at the end of 2009.

KRONES Group cash and cash equivalents in €m


150
100
50
0
56.5
57.7
53.8
108.4
135.5
2005
2006
2007
2008
2009

# Assets and capital structure

| in €m | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Non-current assets | 542 | 534 | 475 | 430 | 403 |
| of which property, plant and equipment, intangible assets, and non-current financial assets | 496 | 482 | 422 | 374 | 357 |
| Current assets | 1,248 | 1,291 | 1,209 | 1,042 | 880 |
| of which cash and equivalents | 136 | 108 | 54 | 58 | 57 |
| Equity | 696 | 790 | 708 | 629 | 572 |
| Total debt | 1,094 | 1,035 | 976 | 843 | 711 |
| Non-current liabilities | 125 | 144 | 155 | 147 | 155 |
| Current liabilities | 969 | 891 | 821 | 696 | 556 |
| **Total assets** | **1,790** | **1,825** | **1,684** | **1,472** | **1,283** |

Although business volume had contracted more than 20%, KRONES' total assets at 31 December 2009 were down just less than 2% from the 2008 reporting date, to €1,790.5m. At the end of 2009, KRONES had non-current assets totalling €542.5m (31 December 2008: €534.3m). The carrying amount of property, plant and equipment, intangible assets, and financial assets totalled €495.8m, up 2.9% from the previous year (€482.0m). The carrying amount of property, plant and equipment was €407.4m (previous year: €386.7m). Development costs that must be capitalised account for the lion's share of the intangible assets, which amounted to €86.1m on the reporting date for 2009 (previous year: €79.8m).

*KRONES had net cash and cash equivalents of €135.5m at the reporting date for 2009.*

Current assets were down 3.3% at the end of 2009, to €1,248.0m. Inventories decreased by €46.7m to €521.9m. Current trade receivables declined by €70.8m to €458.3m. The measures implemented in recent years to optimise working capital management therefore continued to bear fruit. The ratio of working capital to sales improved from 27.6% to 22.5%. Other assets, which consist primarily of advance payments made and tax receivables, rose from €79.7m to €127.0m. Although KRONES spent €37.1m to buy its own shares and paid out dividends totalling €18.1m, the company still had cash and cash equivalents totalling €135.5m at the end of the fiscal year (31 December 2008: €108.4m).

Reasons for the year-over-year decrease in equity in 2009 from €790.0m to €695.7m include the negative consolidated earnings figure as well as the share buyback programme, since the funds used to purchase the shares were deducted from equity. Our equity ratio was 38.9% at the reporting date (31 December 2008: 43.3%). Adjusted for the effect of the share buyback, the equity ratio was 40.1%.

KRONES' non-current liabilities decreased from €144.1m to €125.0m. The biggest items within this figure are provisions for pensions (€76.8m) and other provisions (€37.7m), which were essentially recognised for long-term personnel obligations. The company had no non-current bank debt at 31 December 2009.

Current liabilities increased from €891.0m to €969.8m in 2009, primarily due to a sharp increase in advance payments received from customers for large orders in 2009. KRONES had no current bank debt at the end of 2009.

# Product filling and decoration

This is KRONES' core business area and by far its largest segment, offering machines and complete lines for filling, packaging, labelling, and moving products.

## Segment revenues

*Sales in our core segment dropped 23.7%.*

In 2009 sales in »machines and lines for product filling and decoration«, our core segment, declined 23.7% to €1,511.8m (previous year: €1,982.6m). Demand for complete filling lines slumped as the international beverage industry cut capital spending in the wake of the global economic crisis. Our plastics division, which produces machines and lines for producing, filling, and packaging PET bottles, contributed the largest share of segment sales. This segment accounted for 81.1% of consolidated sales at KRONES (previous year: 83.3%).

Sales in product filling and decoration in €m


Germany
€163.4m (–32.4%*)
Europe
(excl. Germany)
€460.9m (–40.2%*)
Other regions
€887.5m (–8.5%*)
Germany
€241.6m
Europe
(excl. Germany)
€771.3m
Other regions
€969.7m

Sales in 2009: €1,511.8m

Sales in 2008: €1,982.6m

* percentage change on previous year

## Segment earnings

»Machines and lines for product filling and decoration« saw earnings before taxes (EBT) drop from €154.3m in 2008 to –€19.5m in 2009. Generally poor price quality and the fact that our production capacities were not fully utilised during the reporting period cut into segment earnings. A one-time writedown (see page 43) also detracted from earnings in our core segment. The EBT margin, the ratio of earnings before taxes to sales, was –1.3% in 2009 (previous year: 7.8%).

Return on sales (earnings before tax relative to sales), %


8
4
0
7.2
6.7
8.7
7.8
–1.3
2005
2006
2007
2008
2009

# Beverage production/process technology



This segment includes brewhouse and filtration technology, i.e. brewing technology, as well as pasteurisation technology. Equipment used for treating sensitive beverages such as milk and for producing dairy drinks and fruit juices fall under the segment »beverage production/process technology«. KRONES' internal logistics division offers systems and services that enable companies to make all of their material flows more efficient.

## Segment revenues

Sales in the segment »machines and lines for beverage production/process technology« totalled €274.1m in 2009, down 11.6% from the previous year (€310.0m). After the year got off to a weak start, business in the segment improved increasingly in the second half, due in part to invoice timing. In particular, there was strong demand for brewhouses and other process technology products from breweries in Africa. The segment's share of total sales grew from 13.0% last year to 14.7%.

*Sales were down 11.6% in the process technology segment.*



Beverage production/process technology sales in €m


Germany
€26.2m (–52.6%*)
Europe
(excl. Germany)
€56.9m (–48.9%*)
Other regions
€191.0m (+33.3%*)
Germany
€55.3m
Europe
(excl. Germany)
€111.4m
Other regions
€143.3m

Sales in 2009: €274.1m

Sales in 2008: €310.0m

* percentage change on previous year

## Segment earnings

Earnings before taxes in the »machines and lines for beverage production/process technology« segment fell to –€14.9m in 2009, from €1.7m in 2008. In order to substantially improve our results in this segment, which were impacted by an unfavourable product mix in 2009, KRONES intends to insource more portions of the value chain. The EBT margin dropped from 0.5% in 2008 to –5.4% in 2009.

Return on sales (earnings before tax relative to sales), %


0.0
0.5
0
–1.9
–4
–5.4
–7.5
–8
2005
2006
2007
2008
2009

# Low output range (KOSME)

Our subsidiary KOSME offers a product range similar to that of our »machines and lines for product filling and decoration segment«, but for less demanding applications. KOSME serves customers with smaller operations, which perfectly complements KRONES' high-end core business.

## Segment revenues

In our smallest segment, »machines and lines for the lower output range (KOSME)«, sales were down 11.0% to €79.0m (previous year: €88.8m). With that figure, KOSME fared better than the market as a whole. KOSME benefited from comparatively strong demand for individual machines, which was not hit as hard by the economic crisis as demand for complete lines. KOSME contributed 4.2% of consolidated sales (previous year: 3.7%).



KOSME sales in €m


Germany
€1.7m (–43.3%*)
Europe
(excl. Germany)
€47.1m (–30.6%*)
Other regions
€30.2m (+68.8%*)
Germany
€3.0m
Europe
(excl. Germany)
€67.9m
Other regions
€17.9m

Sales in 2009: €79.0m

Sales in 2008: €88.8m

* percentage change on previous year

## Segment earnings

*KOSME earnings before taxes slipped to –€4.8m in 2009.*

KRONES increased its shareholding in KOSME to 100% in early 2009. In the process, the company received new management and was restructured with the aim of making production more efficient. In part because these measures did not develop their full effects in 2009, the segment's earnings before taxes were –€4.8m (previous year: €0.1m). The resulting EBT margin is –6.1% (previous year: 0.2%).

Return on sales (earnings before tax relative to sales), %


4
0
–4
2.0
4.6
–5.0
0.2
–6.1
2005
2006
2007
2008
2009

- **Focus on efficient, whole-plant solutions**
- **Many innovations unveiled at drinktec 2009**

Because KRONES is a technology-driven company, research and development plays a key role. We invest substantially in R&D. The innovative power and technological edge that this investment gives us helps to secure our company's future. Around 350 people are charged with strategic development tasks at KRONES. In addition, some 1,350 employees help ensure that KRONES is able to provide its customers with products and services that are continually improving.

***KRONES invests substantially in R&D in order to continually develop new products and technologies.***



## KRONES' primary R&D objectives are:

- To reduce the total cost of ownership (TCO) for our customers
- To reduce the complexity of our machines and systems
- To enable our customers to utilise their production capacities even more efficiently

Customers are now concerned not only with the one-time cost of acquiring equipment but with the total cost of ownership (TCO). That is, the ongoing costs associated with operating a line. KRONES addresses these concerns by continually evolving our product development and production processes. The enviro programme launched in 2008 has made a significant contribution toward lowering TCO. We continued to promote enviro in 2009. The programme also earned TÜV SÜD certification in 2009. Products bearing the enviro seal consume less energy and materials (e.g. water and gas) than comparable machines. Last year, the Contiform stretch blow moulder, the Starmodul labeller with a Contiroll labelling station, the Volumetic VODM series of fillers, and the Robobox pack collating system earned the enviro seal.

## A systematic approach to success

Innovative machines and lines alone are no longer enough to meet customers' needs. The key to making beverage production more efficient is to integrate process engineering, filling and packaging, and materials flow technology into a complete system. That is why our R&D work is focused on whole-plant integration. To achieve this task, we need sophisticated information technology (IT) in addition to our powerful machines and lines. KRONES invests considerable time and money in IT development. Our software is already capable of deriving entire processes from our customers' ERP systems. And that enables us to make all processes extremely efficient, from raw materials receiving to beverage production to delivery of the finished product.

## Innovations in 2009

KRONES has applied for a large number of patents over the past several years. Due to the long processing times at the patent offices, this will not begin to be reflected in the number of registered patents until 2010. In 2009 alone, the company applied for 490 patents. At the end of 2009, KRONES had more than 1,600 registered patents and utility models. We unveiled numerous innovative machines and lines in the drinktec year 2009.



*Hydronomic provides efficient water treatment at the highest level of quality.*

In process engineering, KRONES put the new Hydronomic water treatment system on the market. The heart of the water treatment plant is a reverse osmosis system that rids water of unwanted substances. Hydronomic's reverse osmosis system is designed to use very little energy, water, and chemical cleaning agents. As an added benefit, Hydronomic can be linked to KRONES' line documentation system, LDS. This system automatically alerts the operator in plenty of time when servicing is needed, for example, when the diaphragm needs cleaning.



*VarioFlash B is KRONES' new flash pasteurisation system.*

KRONES' new flash pasteuriser, VarioFlash B, is specifically designed to meet the needs of smaller and mid-sized breweries. A variety of methods are used to extend the shelf life of beverages. One is flash pasteurisation. The temperature and duration of the pasteurisation process are key to this process. VarioFlash B is versatile and protects the beverages' flavour extremely well.



*KRONES has synchronised a stretch blow moulder, labeller, and filler in the new ErgoBloc L.*

KRONES unveiled the ErgoBloc L, a bloc solution for the wet section of the line that unites a stretch blow-moulder, a labeler, and a filler. This compact system produces, labels, fills, and caps PET containers. One of its core elements is a completely new type of drive and control technology, which made this bloc configuration possible in the first place. Optimised material flows make the ErgoBloc L more efficient than conventional lines. Additional benefits include a new operating concept and space savings. The ErgoBloc L is engineered to handle up to 45,000 containers per hour and can be used for still and carbonated beverages alike.



*KRONES Varioline is a compact, extremely versatile packaging line.*

Varioline is a newly developed, extremely versatile packaging system that can handle multiple levels of packaging. It can be configured to combine primary and secondary packaging runs. For instance, it can group loose containers such as glass or PET bottles or cans into multipacks and then put them into plastic crates, collapsible cartons, or wrap-around cartons. Varioline is a modular system. It can handle a wide variety of packaging depending on the combination and number of modules used. In addition to being highly versatile, Varioline also features a small footprint that saves precious space in our customers' plants.

# KRONES' services business



- Comprehensive range of products
- Service centre in Russia opens
- KRONES Academy expands training programme

Because of the growing importance customers place on total cost of ownership (TCO), KRONES AG's business strategy makes LCS an integral part of our entire new machinery business.

KRONES' customers want to make optimal use of their lines' capacities, substantially lower their production costs, increase product quality, and ensure the highest standards of hygiene and safety.

In order to meet our customers' high expectations, KRONES has bundled all of its maintenance and repair services, modular services, spare parts and change parts, training, and software into a single division called »Lifecycle Service (LCS)«. The division employs more than 1,800 highly qualified people, all working to ensure that KRONES customers receive a comprehensive range of top-quality services no matter when or where they need them. Our customers can put together their own customised service program to match their needs. In addition, we offer our customers complete service over the entire life of their machines and lines.

The number of customers ordering in-house overhauls and replacement of entire functional assemblies increased last year. Under the in-house option from LCS, customers send complete assemblies to KRONES and we repair and maintenance them in our facility. This speeds maintenance work and requires fewer service technicians on site, both of which mean lower costs for the customer.


LCS Solution
Planning
Investing
LCS Solution
Producing
LCS Solution
Maintaining
LCS Solution
Optimising
LCS
KRONES
Lifecycle Service
LCS OnSite
LCS OriginalSpares
LCS Design
LCS Productivity
LCS SoftTools
LCS Consumables
LCS Training
LCS ReSale
LCS Retrofitting
LCS Support

*KRONES LCS offers a comprehensive range of products and services.*

## KRONES LCS portfolio

### LCS Services

- OnSite: Traditional maintenance and repair at the customer's plant.
- Productivity: We use state-of-the-art analysis methods to optimise lines and make them more cost-effective.
- Support: Rapid response in emergencies with 24/7 hotline and remote maintenance.
- Training: Customer-oriented training for line operating and maintenance personnel.
- Design: All-around service for designing new PET containers.

### LCS Parts + Software

- OriginalSpares: We deliver original KRONES spare parts and spare parts refurbished by KRONES quickly and reliably and in the highest quality.
- Retrofitting: Fast, efficient retrofitting of lines. We boost machine productivity by incorporating newly developed components or control programs.
- Consumables: High-quality materials that ensure optimum machine performance plus labelling adhesives from KIC KRONES.
- SoftTools: Software that records and analyses a variety of machine data to ensure early detection of maintenance needs.

*The LCS portfolio is a modular concept. Customers can pick and choose individual elements to create their own customised service programme.*

## KRONES is expanding its international service network

KRONES' Service Centres, which are positioned strategically around the world, are an important part of our LCS business. They serve as central support bases for our more than 40 subsidiaries. We have invested heavily in building and growing our Service Centres in recent years to ensure that our customers have access to top-quality service.


Service Centre
North America
KRONES Inc.,
Franklin
Service Centre
Europe
KRONES AG,
Neutraubling
Service Centre
Russia/CIS
Tver
Service Centre
China
KRONES,
Taicang
Service Centre
Asia/Pacific
Bangkok
Service Centre
South America
KRONES Brazil,
São Paulo
Service Centre
Africa
KRONES S.A.
Johannesburg

*KRONES currently has seven Service Centres around the world. They serve as central support bases for the company's Lifecycle Service business.*

KRONES not only expanded some of its existing Centres in 2009. We also opened a new Centre in Tver, Russia, for the Russia/CIS sales region. Adding this to the Centres in Neutraubling, Germany (Region Europe), Franklin, Wisconsin, USA (Region North America), São Paulo, Brazil (Region South America), Taicang, China (Region China), Johannesburg, South Africa (Region Africa), and Bangkok, Thailand (Region Asia-Pacific), KRONES now has seven Service Centres.

## KRONES Academy

The KRONES Academy is an integral part of Lifecycle Service. It is there that we train both management and operating personnel of our customers on the operation of KRONES machines and lines in practical training courses. In this way, we ensure that operating personnel have a sound mastery of our lines and can use them to achieve the highest performance. The Academy has more than 50 qualified trainers, who offer instruction at our headquarters in Neutraubling, Germany, as well as at numerous international training centres around the globe. In 2009 the Academy expanded its portfolio to include a training package entitled »KRONES Automation Engineer«. In this practical training course, we teach participants how to solve problems more quickly and minimise machine downtimes. Last year 9,388 people attended KRONES Academy courses.

*More than 50 qualified trainers teach our customers' management and operating personnel in KRONES Academy courses.*

KRONES academy training course participants


8,520
8,740
9,370
10,307
9,388
8,000
4,000
0
2005
2006
2007
2008
2009

## KRONES weathers the crisis without layoffs

The company's primary aim for 2009 was to maintain its core workforce and avoid layoffs. Thanks to a variety of measures such as short-time working schemes (in which the government partly compensates employees for reduced working hours), partial retirement options, and flexible working hours, we achieved this important goal. Nevertheless, the number of employees at KRONES declined in 2009 for the first time in many years as we lost 95 employees to attrition. The new total for 2009 was 10,238.

At KRONES, we continue to do everything within our means to hold on to our highly qualified and dedicated employees. Although this far-sighted personnel policy is cutting into earnings right now, we know that we need motivated employees who are not fearful of losing their jobs to produce and sell the quality of products and services that KRONES' customers are used to.



Employees by region


Total
Germany
Outside Germany
10,000
8,000
6,000
4,000
2,000
0
9,029
7,409
1,620
9,165
7,531
1,634
9,588
7,857
1,731
10,333
8,286
2,047
10,238
8,165
2,073
2005
2006
2007
2008
2009

All KRONES employees have the education and training they need to handle the demanding tasks their work entails. Almost all of our people in Germany possess recognised professional or vocational qualifications. The proportion of university graduates in our workforce is growing steadily and is now 16.4%.

*KRONES' workforce is superbly trained.*

Employee qualifications in Germany


16.4% University degree
22.2% Commercial specialists/technicians/ master craftsmen
61.4% Qualified professional training

2009


16.0% University degree
22.2% Commercial specialists/technicians/ master craftsmen
61.8% Qualified professional training

2008

## Human resources development and continuing education

*We believe it is important to offer interdisciplinary development opportunities.*

The HR department works hard to provide employees with regular continuing education and development opportunities. Apart from qualification measures relating to specific fields, we are also increasingly offering interdisciplinary and intercultural training opportunities such as classes on presentation techniques and language courses.

The number of internal seminars increased considerably during the reporting period. Since the start of 2009, employees have been able to find out about all the training and development courses offered by KRONES on the SAP training portal. Courses are held on more than 100 subjects in a number of different technical areas. In 2009, some 6,700 employees participated in internal (3,458) and external (3,241) training and development opportunities.



## Good training is a worthwhile investment, even in difficult times

Offering top-quality vocational and professional training is essential for maintaining a qualified workforce. KRONES currently offers vocational training options that prepare young people outstandingly well for careers in 25 different fields. Every year, we invest between €65,000 and €70,000 in each of our young trainees.

Number of trainees starting at KRONES AG


Starting trainees
Trainees total
394
381
451
497
527
124
127
142
167
136
2005
2006
2007
2008
2009

KRONES is demanding when it comes to selecting trainees. Of the 1,600 or so school leavers who applied to train with us in 2009, we invited around 600 to field-specific employment tests. Half of those were then invited to an on-site interview, an opportunity to convince us of their abilities. When the selection process was complete, 136 young people began training with KRONES in the fall of 2009.

KRONES was training 527 young people in Germany at the end of 2009. That puts our training rate at a very respectable 5%. Because of the difficult economic situation, KRONES issued 12-month employment contracts instead of permanent contracts to trainees who successfully completed their training in 2009. It was the first time we had done that in many years.

### KRONES collaborates with colleges and universities

It is important for companies to ensure access to the best and brightest employees early on. For years, KRONES has been working closely with universities and organising a range of events at which budding engineers and scholars can learn about the careers and opportunities available at the company.

A good example of this is our close, long-standing collaboration with the University of Applied Sciences in Regensburg and the University of Regensburg. KRONES gives the next generation of scientists insight into industrial practice through practical semesters and thesis-writing opportunities. In May 2009, for instance, 20 students from the University of Applied Sciences in Regensburg presented the results of their research on the topic of »optimisation in assembly and filling technology«. The results after six months of work were impressive. They yielded considerable improvements to individual processes and productivity in practice.

More information on the topic of employees is in our 2009 Sustainability Report, which can be found online at www.krones.com.

Doing business sustainably has always been an important part of KRONES' corporate strategy. For KRONES, sustainability management means using resources efficiently and prudently and ensuring that our actions are socially responsible. Long-standing, mutually supportive relationships with our business partners are more important to us than opportunities to maximise profit in the short term. Economically difficult times such as these accentuate the importance of maintaining good relationships with customers, suppliers, employees, and shareholders.

In the KRONES Group's corporate guidelines the group and its employees have defined common values and committed to act sustainably and responsibly. At KRONES, we don't merely put these shared values to paper. Every one of our employees lives by them.



## Corporate guidelines

- We go about our business in a sustainable, socially responsible manner.
- We stand for excellent quality and technological leadership in our market.
- We owe our success to our workforce.
- We are committed to using resources economically while always providing the highest quality.
- We safeguard the health and safety of our employees.
- Our production operations are eco-friendly.
- We do business for the long term and we do it transparently.

At KRONES, sustainability has always been considered an opportunity. And we used many such opportunities in 2009. An important milestone was the certification of our enviro sustainability programme by TÜV SÜD. This independent certification enables KRONES to award the enviro seal for efficient use of energy and media (gas, water) and environmental friendliness. In addition, KRONES' enviro pass offers customers a high level of transparency so they can compare the consumption data of different machines. Customers from around the world showed great interest in our enviro certified products at the 2009 drinktec.

*The enviro sustainability programme and our sustainability report both received TÜV SÜD certification in 2009.*

Last but not least, our 2008 Sustainability Report was certified by TÜV SÜD in 2009. This was the first time we had the report certified.

Further interesting information on the topic of sustainability can be found in our 2009 Sustainability Report, which has also been certified by TÜV SÜD. It is available online at www.krones.com.

# We do more. Sustainability.



*Living up to our values and creating value(s) – together. KRONES' success relies on all of our employees thinking, acting, and working with an eye to sustainability. The enviro programme is a core component of KRONES' sustainability strategy.*


enviro

- Risks identified on an ongoing basis
- Efficient control and management tools

## Risk management system is always evolving

KRONES is exposed to a large number of risks that are inextricably linked with doing business globally. We continuously monitor all significant business processes to identify risks early and to actively manage and limit them. An internal control system with which we record, analyse, and assess all relevant risks is an integral part of KRONES' risk management system. We monitor all material risks and any countermeasures already taken in a detailed, ongoing process that entails planning, information, and control. We are continually expanding and improving our risk management system on the basis of practical experience. The system consists of the following modules: risk analysis, risk monitoring, and risk planning and control.

*KRONES takes a proactive approach to managing risks. We use an internal system to continuously monitor and control all significant business processes.*

### Risk analysis

In order to identify risks early, we continuously monitor all business activities. We conduct a profitability analysis on all of our quotes before accepting any order. For orders that exceed a specified volume, we also conduct a multi-dimensional risk analysis. Apart from profitability, we also individually record and evaluate financing risks, technological risks, and scheduling and other contractual risks before accepting an order. Thus, risk management at KRONES begins before risks arise.

To manage risks that arise from changes in the market and competitive situation, we create detailed market and competition analyses for all segments and business areas on a regular basis. In addition, we conduct a comprehensive risk inventory every year for KRONES AG and all significant group companies. This risk inventory leads to corresponding measures and actions to reduce risk. The basic principles and process are documented in our risk policy. The risk management system serves not only the purpose mandated by law, of detecting early those risks that could jeopardize the company's survival, but also covers all risks that can have a significant negative impact on earnings.

### Risk monitoring

We use a variety of interlinked controlling processes to monitor risks within the KRONES Group. Regular comprehensive reports from the individual business units keep the Executive Board and other decision-makers apprised of all possible risks and deviations from company planning in a timely manner. For high-volume projects, potential risks are examined and evaluated in regular meetings. Employees who identify risks pass their information on promptly through the company's internal reporting system.

### Risk planning and control

We use the following tools to plan our business activities and control risk within our internal control system:

- Annual planning
- Medium-term planning
- Strategic planning
- Rolling forecasts
- Monthly and quarterly reports
- Capital expenditure planning
- Production planning
- Capacity planning
- Project controlling
- Accounts receivable management
- Exchange rate hedges
- Insurance policies

### Risk management organisation

At KRONES, risk management is formally part of Controlling. It is here that all relevant information comes together to be processed and converted into a management tool for the Executive Board. In addition, the various segments and business units also have risk management officers who are responsible for risk management. This includes identifying and reporting risks as well as introducing and implementing measures to actively control risks.

## Risk controlling

We continually assess, discuss, and document operational and financial risks. The effectiveness of countermeasures that have been implemented is also monitored in controlling processes throughout the year. Apart from new orders, orders on hand, and sales, we also look at all types of expenditures in cash flow and material components of our current assets and the statement of financial position. We use the figures to assess risks related to ongoing operations and options with respect to future projects.

## Key features of the internal control system and the risk management system as relates to accounting and financial reporting

KRONES has an internal control and risk management system for accounting and financial reporting processes to ensure that all business transactions are always correctly recorded, processed, accounted for, and recognised in the financial statements. KRONES' internal control and risk management system comprises all principles, methods, and measures to ensure that the company's accounting and financial reporting are effective, efficient, and proper and in compliance with all relevant regulations and standards.

The key features of KRONES' internal control and risk management system relating to (group) accounting and financial reporting can be described as follows:

- The KRONES Group has a clear management and corporate structure. Key duties that reach across various units are centrally managed.
- The duties of the units that are materially involved in accounting and financial reporting processes are explicitly segregated and responsibilities are clearly assigned.
- Regular reviews and audits are conducted within the various units, primarily by Controlling.
- Standard software is used for accounting and financial reporting as far as possible.
- Special security precautions protect the software and IT systems used for accounting and financial reporting against unauthorised access.
- Sufficient binding policies (e.g. for payments and travel expenses) are in place and updated on an ongoing basis.
- All of the departments involved in the accounting and financial reporting process have suitably qualified staff.
- Regular spot checks are used to continuously verify the completeness and accuracy of our accounting data. The software used also performs programmed plausibility checks.
- We use dual verification for all accounting-related processes.

## Financial risks

Information relating to IFRS 7 Financial Instruments: Disclosures.

Because of regional and customer-related diversification, there is no material concentration of risk relating to the following risk categories.

### 1. Default risk

Default risk is the maximum risk potential arising from each individual position among the financial instruments at the reporting date. Any existing hedges are not taken into account.

#### 1.1 Trade receivables

Credit risk is the threat of economic loss arising from a customer's failure to fulfil its contractual payment obligations.

KRONES bases its management of credit risks from trade receivables on internal policies. A large portion of trade receivables is secured by various, sometimes country-specific hedges. The hedges include for instance retention of title, guarantees and sureties, and documentary credits. In order to prevent credit risk, we also run external credit checks on customers. In addition, there are processes in place for continually monitoring claims that may be at risk of default.

The theoretical maximum credit risk from trade receivables corresponds to the carrying amount.

| in €k | | Of which not overdue at the reporting date | Of which overdue by the following number of days at the reporting date | | | |
|---|---|---|---|---|---|---|
| | Carrying amount | | up to 90 days | between 90 and 180 days | between 180 and 360 days | more than 360 days |
| 31 Dec 2009<br>Trade receivables | 477,085 | 320,143 | 57,690 | 22,476 | 39,102 | 37,674 |
| 31 Dec 2008<br>Trade receivables | 553,769 | 383,700 | 80,525 | 21,508 | 30,731 | 37,305 |

### 1.2 Derivative financial instruments

KRONES uses derivative financial instruments solely for risk management purposes. Not using derivative financial instruments would subject the company to greater financial risks. These instruments essentially cover the risks arising from changes in exchange rates between the euro and the US dollar, the New Zealand dollar, and the Chinese renminbi (yuan). The risk of default relating to derivative financial instruments is limited to the balance of the positive fair values in the event of a contracting party's default. More on this topic is in the notes to the consolidated financial statements.

### 1.3 Other financial assets

The maximum credit risk position arising from other financial assets corresponds to the carrying amount of these instruments. KRONES is not subject to any material default risk arising from its other assets, all of which are current assets. The loan is to a corporation under public law and the risk of default is immaterial.



## 2. Liquidity risk

Liquidity risk is the threat of a company being unable to sufficiently fulfil its financial obligations.

KRONES generates most of its cash and cash equivalents through operating activities. These funds primarily serve to finance working capital and capital expenditures. KRONES manages its liquidity by reserving sufficient cash and cash equivalents and credit lines with banks in addition to the regular inflow of payments from operating activities. The company's liquidity management for operations consists of a cash management system, which is based in part on rolling monthly liquidity planning with a planning horizon of one year. This allows KRONES to be proactive about any possible liquidity bottlenecks. Apart from cash on hand, KRONES' cash and cash equivalents consist primarily of demand deposits. The following overview of maturities shows how the undiscounted cash flows relating to liabilities as of 31 December 2009 influence the company's liquidity situation.

| in €k | Carrying amount at 31 Dec 2009 | Cash flow for 2010 | | Cash flow for 2011 –2014 | | Cash flow for 2015 or later | |
|---|---|---|---|---|---|---|---|
| | | Interest | Repayment | Interest | Repayment | Interest | Repayment |
| Derivative financial instruments | 1,102 | 0 | 1,102 | 0 | 0 | 0 | 0 |
| Liabilities to banks | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Liabilities from leases | 4,687 | 583 | 710 | 1,011 | 3,977 | 0 | 0 |
| Discounted trade bills | 8,779 | 0 | 5,888 | 0 | 2,891 | 0 | 0 |
| Other financial liabilities | 9,410 | 9 | 8,829 | 116 | 581 | 0 | 0 |
| | **23,978** | **592** | **16,529** | **1,127** | **7,449** | **0** | **0** |

| in €k | Carrying amount at 31 Dec 2008 | Cash flow for 2009 | | Cash flow for 2010 –2013 | | Cash flow for 2014 or later | |
|---|---|---|---|---|---|---|---|
| | | Interest | Repayment | Interest | Repayment | Interest | Repayment |
| Derivative financial instruments | 2,929 | 0 | 2,929 | 0 | 0 | 0 | 0 |
| Liabilities to banks | 731 | 24 | 83 | 66 | 361 | 15 | 287 |
| Liabilities from leases | 6,254 | 622 | 844 | 1,600 | 5,410 | 0 | 0 |
| Discounted trade bills | 44,194 | 0 | 37,111 | 0 | 7,083 | 0 | 0 |
| Other financial liabilities | 7,700 | 14 | 7,144 | 111 | 556 | 0 | 0 |
| | **61,808** | **660** | **48,111** | **1,777** | **13,410** | **15** | **287** |

## 3. Market risks

Market risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in market prices.

### 3.1 Interest rate change risks

KRONES is not exposed to any material risks arising from possible fluctuations in market interest rates.

### 3.2 Currency risks

Because exports to countries outside the European monetary union make up a significant portion of total sales, we are exposed to currency risks. We use currency hedging tools to counter these risks as far as possible. We are also increasingly making purchasing and sales transactions in euros or the relevant functional currency.

**Material items denominated in foreign currencies in accordance with IFRS 7 classes:**

| in €k | Currency USD | Currency CHF |
|---|---|---|
| Cash and cash equivalents | 880 | 0 |
| Trade receivables | 3,737 | –3 |
| Other financial receivables | 0 | 0 |
| Derivatives at positive market values | 0 | 0 |
| Loans | 0 | 0 |
| **Total assets** | **4,617** | **–3** |
| | | |
| Liabilities | | |
| Trade payables | –423 | –1,167 |
| Due to banks | 0 | 0 |
| From leases | 0 | 0 |
| Derivatives at negative market values | 0 | 0 |
| Financial liabilities at amortised cost | 0 | 0 |
| **Total liabilities** | **–423** | **–1,167** |
| **Balance of assets and liabilities** | **4,194** | **–1,170** |
| **Items hedged through derivatives** | **3,013** | **0** |
| **Net exposure at 31 Dec 2009** | **1,181** | **–1,170** |

A 10% change in the closing rate at the reporting date would have a total effect on income of –€107k in the case of USD und €106k in the case of CHF.



### 3.3 Share price risks

KRONES is not exposed to any material risks arising from possible fluctuations in share prices.

### 3.4 Commodity price risks

KRONES is exposed to market price risk relating to its procurement of parts and raw materials for operations. The company mitigates these possible risks through targeted procurement management and long-term supply contracts to reduce material commodity price risks.

## 4. Legal risks

Legal risks exist as a part of doing business. KRONES currently does not anticipate any claims.

## Operational risks and opportunities

### 1. Price risks

KRONES operates in a highly competitive market in which some orders are generated by way of prices that do not cover costs. Fixed-price contracts with customers also entail price risks, as we must bear any additional costs that arise. KRONES has introduced a three-dimensional order analysis process to minimise this risk. Any inquiry or order that reaches or exceeds a predefined size is assessed on the basis of financial, technical/technological, and regional risks.

### 2. Procurement risks

KRONES uses targeted material and supplier risk management to counter procurement risks. With respect to suppliers, we face risks relating to products, deadlines, and quality. A specially designed process for supplier selection, monitoring, and management helps minimise these risks.

### 3. Cost risks

In order to continually improve our earnings situation, we must optimise our cost structures for the long term. Our primary focus is on making our traditional fixed costs as variable as possible by way of intelligent working time and value chain models in order to cope with sharp upward and downward changes in the markets.

### 4. Personnel risks

KRONES depends on highly qualified employees. We ensure early access to qualified employees through ongoing cooperation with colleges and universities. We regularly employ doctoral candidates and interns. We also use professional personnel consultants to help us locate employees.

The company agreement that entered into force on 1 January 2005 has enabled us to counter personnel cost pressures as our employees have agreed to work longer, more flexible hours in exchange for our promise to secure employment and the future of our German sites until the year 2012.

## Summary

Viewed from today's perspective, KRONES is not exposed to any risks that threaten the company's continued existence. We are adapting to the changed risk situation by having introduced comprehensive measures for preventing, reducing, and hedging risks.

We expect our markets to deliver growth opportunities again in the long term. Our products and services for the »food and drink« sector put us very close to consumers and enable us to benefit indirectly from global population growth and rising prosperity worldwide.

# We do more. No-limit service.



*We have after-sales service technicians based in all major regions of the world. KRONES is always available nearby and guarantees fast, efficient service regardless of where or when it is needed. That is added value that our customers appreciate.*



## Events after the reporting date

No events of significance to KRONES have taken place since the close of fiscal 2009. Business development in the first two months of 2010 has confirmed the statements made in our »Outlook«.

## Outlook

- **The global economy is recovering**
- **The German machinery sector is slowly climbing out of the trough**
- **KRONES expects to be profitable in 2010**

### Recession is considered to be over

Most economists expect the global economy to recover from last year's deep recession in 2010. Billions in economic stimulus packages in the big industrialised and emerging economies helped bolster the recovery. Expansionary monetary policy of the world's most important central banks also had a positive impact on economic activity. The International Monetary Fund (IMF) expects the global economy to grow by 3.9% in 2010. However, this depends on government stimulus money not being cut off prematurely. According to the IMF, that is because the recovery is not yet self-sustaining.

Economic experts at the IMF are placing great hope in the emerging and developing economies of Asia in 2010. For instance, China's economy is forecast to grow by 10% this year and India's by almost 8%. After collapsing in 2009, the Japanese economy is expected to grow by 1.7% in 2010.

***The global economy is expected to recover in 2010. Experts are predicting strong growth in Asia's emerging and developing economies.***

Even the world's biggest economy, the USA, is once again gaining momentum. IMF forecasts for gross domestic product (GDP) in the US predict 2.7% growth although a high level of unemployment and a weak real estate market continue to plague the US economy. Experts are predicting just 1.0% growth for the euro area.

### German economy will grow faster than euro area

As a major exporter, Germany will likely benefit from the increase in global trade in 2010. The domestic economy will also get a boost from the German government's economic stimulus programme, which gives particular support to industries like construction. At the start of the year, the IMF upped its 2010 growth forecast for German GDP to 1.5%.

### The worst is over for the German machinery sector

*The German machinery sector's recovery will likely be slow.*

The German Engineering Federation (VDMA) believes the crisis in the industry is not yet over but that the sharp downturn has ended. The decline in new orders has recently become less steep. Now, the industry hopes demand will begin to pick up. That is because, while companies were still able to draw on existing order backlogs to keep capacities utilised in 2009, these cushions are now gone. The VDMA expects output to stagnate in 2010.

### Cautious optimism for 2010

*KRONES intends to be back in the black in 2010.*

After going through the deepest recession since World War II, the global economy began to show the first signs of recovery at the end of 2009. However, threats to a sustained recovery remain and the possible scenarios for the global economic trend vary widely. While many experts are predicting real GDP growth of over 5% in the Asia-Pacific region, growth forecasts for the rest of the world – particularly Europe, CIS, and North America – are far more subdued. Thus, no truly reliable trends or forecasts have emerged that show a clear direction.

**The web of global risk factors is complex:**

- Global economic growth
- Monetary policy, inflation risks, and exchange rate policy
- Financial markets and financial market regulations
- New protectionism
- Raw materials, procurement markets, energy, the environment
- Labour markets

The future development of the global economy is still fraught with considerable uncertainty.

KRONES' long-term outlook for growth is still good because the megatrends will benefit our industry. The world's population is still growing. Wealth and consumption are increasing in many countries. Food and drink are basic human needs. Our portfolio of products and services addresses these needs and our customers' increasingly complex operations in saturated markets completely. We expect comparatively stable development of our customers' markets (the most important of which is the beverage market) in the future. Our business model and clear strategy have proved their worth. We have learned from the crisis. We will continue to tap considerable potential with our »Conversion« programme, which entails changing our thinking as well as our organisation, and are currently adapting KRONES to cope in more volatile markets.

Given the developments of recent months, KRONES is cautiously optimistic about the year 2010. We expect to see a trend reversal in the first half of 2010 and therefore expect sales to grow 5% to 15% and consolidated earnings to be positive again, in the double-digit millions, in 2010. Assuming that conditions remain as they are, we expect the earnings trend to remain positive in 2011.

# Disclosures required under § 315 (4) of the German Commercial Code (HGB)

Pursuant to §4 (1) of the articles of association, KRONES AG's share capital amounts to €40,000,000.00 and is divided into 31,593,072 ordinary bearer shares.

Under § 20 (1) of the articles of association, each share entitles its holder to one vote in the annual shareholders' meeting. Unless mandatory provisions of the law stipulate otherwise, resolutions of the annual shareholders' meeting are made with a simple majority of the votes cast or, in cases in which the law prescribes a majority of shares in addition to a majority of votes, with a simple majority of the share capital represented in the vote.

Pursuant to § 18 (1) of the articles of association, only those shareholders who register with the company in writing in German or English and provide proof of their shareholding prior to the annual shareholders' meeting are entitled to participate and vote in the annual shareholders' meeting. A special written document confirming the shareholding, issued in German or English by the institution with which the investment account is held, constitutes sufficient proof. This document must refer to the start of the twenty-first day prior to the annual shareholders' meeting.

Under § 18 (2) of the articles of association, votes may be cast by proxy. Proxy voting is permissible only if proof of authorisation is submitted in writing, in electronic form pursuant to § 126 a of the German Civil Code (BGB), or in the form of a printed fax. In the annual shareholders' meeting, the chairman of the meeting can set appropriate time limits for shareholders' questions and comments (§ 19 (3) of the articles of association).

The Executive Board of the company is not aware of any other restrictions relating to voting rights or the transfer of shares.

The company is aware of the following direct and indirect shareholdings in the company's capital that exceed 10% of the voting rights:

| Name | Direct share of voting rights in % |
|---|---|
| Beteiligungsgesellschaft Kronseder mbH | 15.00 |
| Volker Kronseder | 11.16 |
| Harald Kronseder | 10.44 |

As at 23 March 2010

Changes to the shareholdings listed above that are not required to be reported to the company may have occurred since the date given above (March 2010). Because the company's shares are bearer shares, the company is generally only aware of changes in shareholdings if these changes are subject to reporting requirements.

The appointment and dismissal of Executive Board members is governed by §§ 84 and 85 of the German Stock Corporation Act (AktG). Pursuant to § 6 (1) of the articles of association, the Executive Board consists of at least two members. Pursuant to § 6 (2) of the articles of association, determination of the number of Executive Board members, the appointment of regular and deputy members of the Executive Board, the execution of their employment contracts, and revocation of appointments are the responsibility of the Supervisory Board.

Amendments to the articles of association are subject to the provisions of §§ 179 et seq. of the German Stock Corporation Act. Such amendments are to be resolved by the annual shareholders' meeting (§119 (1) No.5 and §179 (1) of the German Stock Corporation Act). The Supervisory Board is authorised to make amendments that affect only the wording of the articles of association (§13 of the articles of association).

Pursuant to §4 (4) of the articles of association, the Executive Board may, with the approval of the Supervisory Board, increase the share capital by a total of up to €10m (authorised capital) through the issuance once or repeatedly of ordinary bearer shares against cash contributions up to and including 31 May 2012.

Shareholders must be granted subscription rights to these shares. The Executive Board may exclude the subscription rights of shareholders for any fractional amounts that may arise.

The annual shareholders' meeting on 17 June 2009 passed a resolution authorising the company to buy treasury shares totalling up to 10% of the current share capital in compliance with statutory regulations and the provisions of the resolution by the annual shareholders' meeting up to and including 16 December 2010.

The annual shareholders' meeting on 17 June 2009 passed a resolution authorising the Executive Board to cancel treasury shares of KRONES AG acquired on the basis of the above authorisation without the cancellation or its execution requiring a further resolution by the annual shareholders' meeting.

KRONES AG has not made any material agreements containing special provisions relating to a change or acquisition of control following a takeover offer.

The company has not made any agreements with members of the Executive Board or company employees relating to compensation in the event of a takeover offer.

## Compensation of the Supervisory Board and the Executive Board

The compensation report summarises the principles used to determine the compensation of the Executive Board of KRONES AG and explains the amount and the structure of Executive Board remuneration.

The principles and the amount of Supervisory Board compensation are also set out in the report. The compensation report is an integral part of the consolidated management report for fiscal 2009 and can be found in the corporate governance report on page 87.

## Statement required by § 37y No. 1 of the German Securities Trading Act (WpHG) in conjunction with §§ 297 (2) Sentence 3 and 315 (1) Sentence 6 of the German Commercial Code (HGB)

»To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the group, and the consolidated management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.«

Neutraubling, 29 March 2010

KRONES AG
The Executive Board


Volker Kronseder
(Chairman)


Hans-Jürgen Thaus
(Deputy Chairman)


Rainulf Diepold


Werner Frischholz


Christoph Klenk

# We do more. Values and trust.



*Long-standing, trusting relationships with our customers mean a lot to KRONES. Our sales staff are not just salespeople looking to turn a quick deal. They are consultants, striving to meet our customers' specific needs.*



# Statement on corporate governance

*The statement on corporate governance is also available online at www.krones.com.*

**KRONES recognises its responsibilities**

For KRONES, the German Corporate Governance Code is an integral part of governance. The Code presents essential statutory regulations for the management and supervision (governance) of German listed companies and contains internationally and nationally recognised standards for good and responsible corporate governance. The management of KRONES takes the principles and rules of corporate governance into account in all business activities which are aimed at systematically increasing the company's value for the long term.

## Declaration of compliance pursuant to § 161 of the German Stock Corporation Act

»The Executive Board and the Supervisory Board of KRONES AG declare that the recommendations of the »Government Commission German Corporate Governance Code« established by the German federal government regarding the management and supervision of German listed companies as amended on 18 June 2009 have been and are being complied with in accordance with the German Corporate Governance Code, which is published on the website of KRONES AG, with the following exceptions:

- A deductible has until now not been included in a D&O policy for the Executive Board and Supervisory Board and none is planned for the Supervisory Board (item 3.8 of the Code).

  *A D&O policy has been taken out for the Executive Board of KRONES AG. Until now, no deductible has been included because the Executive Board always acts responsibly and dutifully regardless of the existence of a deductible. For 2010 onward, the company has adjusted the D&O policy for the Executive Board to conform to the statutory requirements under § 93 (2) of the German Stock Corporation Act. The company also has a D&O policy for the members of the Supervisory Board. No specific deductible has been set for this policy because the Supervisory Board always performs its duties properly regardless of the existence of a deductible.*

- Separate disclosure about the basic features of the remuneration system and changes to the system has until now been made only in the Annual Report. In the future such disclosure will also be made at the annual shareholders' meeting. (item 4.2.3 of the Code).

  *The shareholders of KRONES AG can find all relevant information in the Annual Report. Beginning in 2010, we will also report on this topic at the annual shareholders' meeting.*

- In keeping with the resolution of the annual shareholders' meeting, total compensation of each member of the Executive Board, subdivided according to fixed, performance-related, and long-term incentive components, is not listed individually by each member's name (item 4.2.4 of the Code).

*KRONES discloses the structure of Executive Board compensation. Details relating to fixed and variable, performance-related components of compensation are essential for assessing the appropriateness of the compensation structure and whether it results in an incentive effect for the Executive Board.*

*We believe that disclosing each individual's remuneration would conflict with personal privacy rights. Thus, as resolved by the annual shareholders' meeting on 21 June 2006, detailed disclosure of each individual Executive Board member's compensation will not be made before the end of the day 20 June 2011, as provided for under § 286 (5) of the German Commercial Code.*

- There is currently no nominating committee at KRONES AG (item 5.3.3 of the Code).

  *Committees are primarily useful for larger bodies if they make that body's work more efficient. There are six shareholder representatives on the Supervisory Board of KRONES AG who suggest nominees. Therefore, we do not feel it is necessary to create a separate nominating committee.*

- The compensation of members of the Supervisory Board is currently not itemised. Other compensation for services provided individually, in particular advisory or agency services, is not currently reported (item 5.4.6 of the Code).

  *The total of compensation paid out to members of the Supervisory Board is given in the compensation report, broken down into its fixed and variable portions. We do not believe an individual listing of compensation would provide any additional information of relevance for the capital markets. The same applies to services provided by individual members of the Supervisory Board.*

- The shareholdings of members of the Executive Board and the Supervisory Board of KRONES AG are not disclosed in the corporate governance report (item 6.6 of the Code).

  *In order to safeguard the protection-worthy interests and privacy of the board members, we have opted not to make this disclosure in the corporate governance report. However, we do disclose the shareholdings of the Kronseder families, which hold seats on both the Executive Board and the Supervisory Board, in the annual report for KRONES AG.*

- We are not yet in compliance with the deadline for publication of the consolidated financial statements of KRONES AG within 90 days of the close of the fiscal year. (item 7.1.2 of the Code)

  *The annual financial statements of KRONES AG are published within the statutory time period. Important figures for the past fiscal year that are relevant to the capital markets are published within the 90-day limit.*

Signed by the Executive Board and the Supervisory Board,
Neutraubling, Germany, 30 March 2010

## Information on corporate governance practices

Corporate governance at KRONES is based on fairness and transparency. This principle applies both to the cooperation between the Executive Board and the Supervisory Board and to the way we deal with our employees, customers, suppliers, and the general public.

We review all strategic decisions for their long-term probability of success. Our aim is to optimise profits and cash flow in a sustainable manner.

To secure the company's long-term survival, we review all of our activities with respect to sustainability, factoring in not only our social and economic responsibilities but also the ecological conditions and consequences involved in the manufacture and use of our products. Our production operations are eco-friendly and we not only comply with statutory regulations but make every effort to remain as far below the prescribed limits as possible.

Our governance principles ensure that the welfare of the very people who contribute to our success is never subordinated to economic interests. In order to prevent accidents at the workplace and work-related illness, we create a safe environment that is conducive to the good health of our employees. All of our workflows are designed with the safety and health of our employees in mind, and we ensure that the workplace is ergonomic and free of hazards.

When choosing our suppliers, we look at their performance with respect to sustainable, socially responsible management. KRONES has developed a suppliers' code for this purpose. The code covers safety, health, the environment, quality, human rights, employee standards, and corruption prevention.

## Duties and activities of the Executive Board and the Supervisory Board

The Executive Board of KRONES AG consists of five members, each of whom is responsible for specific areas of the company (see pages 10 and 128). In addition, each of the group companies is the responsibility of two members of the Executive Board. The Executive Board manages the company and its affairs. The members of the Executive Board meet daily. At these meetings, the Executive Board discusses current and strategic topics and makes decisions. For strategically important decisions, the Executive Board involves the Supervisory Board in the decision-making process in a timely manner.

The Supervisory Board oversees the Executive Board. In accordance with the articles of association, the Supervisory Board has twelve members. The Executive Board and the Supervisory Board communicate on a regular basis. The Executive Board informs the Supervisory Board in a timely manner about business development, the company's financial situation, risk management, company planning, and strategy. In addition to regular oral reports, the members of the Supervisory Board receive written reports on the company's earnings and financial position from the Executive Board each month. KRONES' Supervisory Board can establish committees besides the Chairman's Committee but has not done so as yet.

The Chairman of the Supervisory Board coordinates the work of the Supervisory Board (see page 128 for a listing of the members). The Chairman or Deputy Chairman presides over the Supervisory Board's meetings. The Supervisory Board makes decisions either in its meetings or, in exceptional cases, in a procedure in which the relevant documents are circulated to each member. Members of the Executive Board participate in meetings of the Supervisory Board at the invitation of the Chairman or Deputy Chairman of the Supervisory Board. The Executive Board members give oral or written reports on the agenda items and respond to questions from the Supervisory Board.

Each year, the Chairman of the Supervisory Board describes the Board's activities in his report to shareholders in the annual report and at the annual shareholders' meeting.

## Composition, duties, and activities of the Chairman's Committee

The Chairman's Committee consists of the Chairman of the Supervisory Board, Ernst Baumann, and Deputy Chairman Werner Schrödl as well as the following members of the Supervisory Board: Norman Kronseder, Graf Phillip von und zu Lerchenfeld, Josef Weitzer, and Johann Robold.

The Chairman's Committee oversees the accounting and financial reporting process and prepares corresponding proposals for resolutions for the Supervisory Board. In addition, the Chairman's Committee analyses the controlling and risk management system. The Chairman's Committee prepares the Supervisory Board's review of the annual financial statements, the management report, and the auditor's report for the separate and consolidated financial statements and makes recommendations.

# Corporate guidelines

In the KRONES Group's corporate guidelines the group and its employees have defined common guidelines and committed to act sustainably and responsibly – from R&D to after-sales service. At KRONES, we don't merely put these shared values to paper. Every one of our employees lives by them.

## Corporate guidelines

**We go about our business in a sustainable, socially responsible manner.**
To secure the company's long-term survival, we review all of our activities with respect to sustainability, factoring in not only our social and economic responsibilities but also the ecological conditions and consequences involved in the manufacture and use of our products.

*The corporate guidelines we live by reflect our company's character.*

**We stand for excellent quality and technological leadership in our market.**
Our technology leadership, which is based on our intensive research and development work, is the reason why many customers choose us – and the reason why so many have maintained a long-standing relationship with KRONES. KRONES' global market leadership is based on leading-edge technology and the consistently high quality of our machines, lines, and services.

**We owe our success to our workforce.**
Highly qualified people form the backbone of KRONES' success. As an employer, we have a very special responsibility for our more than 10,000 employees worldwide. We foster not only their technical and professional development but also their personal development. We are fully aware that our employees are the key to the company's future.

**We are committed to using resources economically while always providing the highest quality.**
Conserving resources doesn't mean compromising on quality. Leaner production processes, technological innovations, and highly motivated, superbly trained employees enable KRONES to produce top quality goods with high value added.

**We safeguard the health and safety of our employees.**
Our corporate culture ensures that the welfare of the very people who contribute to our success is never subordinated to economic interests. In order to prevent accidents at the workplace and work-related illness, we create a safe environment that is conducive to the good health of our employees. All of our workflows are designed with the safety and health of our employees in mind, and we ensure that the workplace is ergonomic and free of hazards.

**Our production operations are eco-friendly.**
As far as is economically reasonable, we use all of the options available to make our production operations environmentally compatible. We not only comply with statutory regulations, we also make every effort to remain as far below the prescribed limits as possible.

**We do business for the long term and we do it transparently.**
All strategic decisions within the KRONES Group are reviewed for their long-term probability of success. Our aim is to optimise profits and cash flow in a sustainable manner. It is our intention to be a reliable partner for all of our stakeholders, and this includes a policy of maintaining open communications.



Corporate Guidelines

KRONES Corporate Guidelines | 2

**To all employees**

As the market leader, KRONES intends to be, and ultimately has to be, the standard setter, and this includes the way in which we think and act. That is a major challenge for each and every one of us. We have defined shared values in our corporate policy and made a firm commitment to sustainability and responsibility in all of our activities ranging from R&D to customer service.

These guidelines are intended to be an orientation aid rather than a "user's manual." They form the basis of an open, democratic and legally compliant corporate culture, and we have to live up to these expectations on a daily basis.

KRONES is not simply looking for recognition as the market and technology leader. We also want our customers, suppliers, stockholders, employees, government agencies, institutions and the general public to perceive us as a reputable, creditable and reliable partner.

That is a major milestone on the road to retaining and expanding our position as the market leader in the beverage filling systems market.

Volker Kronseder
Chairman of the Executive Board,
KRONES AG

*A PDF version of our corporate guidelines is available online at www.krones.com.*

## Suppliers' code

When choosing our business associates, we look at their performance with respect to sustainable, socially responsible management. KRONES has developed a suppliers' code for this purpose, which is available online at www.krones.com. The code now forms an integral part of KRONES' general terms and conditions of doing business and all of our suppliers have signed it. That means 100% of our purchasing volume comes from vendors who have agreed to comply with the code.

The code covers safety, health, the environment, quality, human rights, employee standards, and corruption prevention. In order to ensure compliance, our quality assurance team performs audits on site at the suppliers' facilities and then prescribes improvements where necessary.

In addition, KRONES seeks to use vendors that are independently certified.



Labour

KRONES Supplier Code | 3

**Child labour**

The minimum age for employment is oriented towards the legislation valid in the respective country, and regardless of the type of work, it must not be under 14 years of age.

The minimum age for allowing any type of employment or work which in its nature or under the condition under which it is performed may harm the health, safety, or morals of youth is oriented to the law relevant in the respective country and must not be under 16 years of age.

*Reference:*
*ILO Conventions (No. 138) about the minimum age*
*ILO conventions (No. 182) about the worst types of child labour*

**Compulsory labour**

Compulsory labour of any type is forbidden. Following the legal period of notice, the employees are free to part with their employer. Keeping any identity papers, passes, apprenticeship certificates, working permits, or any other documents is prohibited. Employing convicts is allowed. The only condition is that they work voluntarily and that they will be remunerated for their work.

*Reference:*
*ILO Conventions (No. 29) about the compulsory labour*
*ILO Conventions (No. 105) about the abolishment of compulsory labour*

**Maltreatment**

Inhuman treatment, corporal punishment, defamation, harrasment, and mental as well as physical pressure are prohibited.

**Working hours**

The working hours are based on the law of the respective country.

The maximum weekly working hours are 60 hours with at least one day off.

*Reference:*
*ILO conventions (No. 14 and No. 106) about the weekly rest periods*

*KRONES has developed a suppliers' code that commits suppliers to act sustainably. The suppliers' code is available online for download at www.krones.com.*

## Compliance

KRONES has purposefully evolved into a global company over the past several decades. The world in which we operate, its economy, and its legal and social systems, have grown increasingly complex and become globally intermeshed in recent years. At the same time, they have become less and less transparent. This lack of transparency can serve as a breeding ground for negative developments such as corruption, which occurs worldwide.

Corruption benefits only a few individuals, but its consequences for everyone else are very grave. Corruption deepens poverty among entire populations, states, and regions. It also harms the economy. Instead of free and fair competition, corruption results in clandestine competition driven by bribery, destroying the market's role as regulator. KRONES categorically rejects such developments.

That is why we at KRONES are supporting all efforts to maintain high ethical standards in business dealings and do not tolerate corrupt behaviour, within our company or among our business associates – and we hold our suppliers accountable by way of our suppliers' code.

## Executive Board compensation

The structure of the compensation system for the Executive Board was discussed in detail and determined by the Supervisory Board on the basis of the recommendations contained in the German Corporate Governance Code.

These recommendations for members of the executive boards of listed stock corporations contain the following compensation elements:

- Fixed elements
- Variable elements that are payable annually and based on business performance
- Variable elements that serve as long-term incentives containing risk factors

The criteria for determining the appropriateness of the compensation include but are not limited to the tasks of the respective member of the Executive Board, his responsibilities, his personal performance and experience, and the economic situation, performance, and outlook of the enterprise, taking into account its peer companies.

- For fiscal 2009, the direct fixed remuneration of the five active members of the Executive Board was €2.450k (previous year: €2,250k). This fixed amount is the base pay stipulated in the members' contracts and is paid out in equal monthly amounts as a salary. This remuneration is generally reviewed as part of the negotiations relating to the extension of the members' contracts. In addition, the members of the Executive Board received fringe benefits in the form of non-cash benefits (company car) amounting to €89k (previous year: €87k).
- The variable compensation is based on the achievement of company performance targets. The reference figures are consolidated net income (the primary point of reference) and consolidated sales. The gradation of the targets is determined by the Supervisory Board each year. The variable compensation contains risk elements and is thus not guaranteed compensation. Due to the loss posted for 2009, the members of the Executive Board received no variable compensation for the year (previous year: €1,837k).
- In keeping with the recommendations of the Corporate Governance Code, the Supervisory Board adopted a long-term »performance incentive plan« containing risk elements at its meeting on 17 March 2005. Under this provision, each member of the Executive Board receives a performance incentive that is paid out after no less than ten years of service as a member of the Executive Board of KRONES AG. Board members serving for less than ten years are not entitled to the performance incentive.

- The performance incentive is calculated from the relevant Board member's fixed annual remuneration at the time of appointment to the Executive Board and the development of the enterprise value from the time of entry onto the Board to the time at which payment of the incentive comes due.
- EBIT, EBITDA, and consolidated sales are used as the basis for calculating enterprise value. If the current enterprise value is less than it was at the time the member joined the Executive Board, the respective member is not entitled to the performance incentive.
- Provisions of €1,489k (previous year: €1,790k) were recognised for the performance incentive.
- At KRONES AG there are and have been no stock-option plans or comparable securities-oriented long-term incentive components of remuneration for Executive Board members.
- Pension provisions of €9,188k (previous year: €7,668k) were recognised for active members of the Executive Board.
- Disclosure of the total compensation made to each board member by name as recommended under item 4.2.4 of the German Corporate Governance Code and under § 285 (1) No. 9a Sentences 5–9 and § 314 (1) No. 6a Sentences 5–9 of the German Commercial Code (HGB) is not being implemented. It is the belief of KRONES AG that such disclosure would conflict with personal privacy rights.
- Thus, as resolved by the annual shareholders' meeting on 21 June 2006, detailed disclosure of each individual board member's compensation will not be made before the end of the day 20 June 2011, as provided for under § 286 (5) of the German Commercial Code.
- On the other hand, details relating to the structure of the compensation are essential for assessing the appropriateness of the compensation structure and whether it results in an incentive effect for the Executive Board.
- For former members of the Executive Board and their surviving dependents, payments amounting to €688k (previous year: €671k) were made and pension provisions of €848k (previous year: €664k) were recognised.

## Supervisory Board compensation

Compensation of the members of the Supervisory Board is governed by the articles of association and resolved by the annual shareholders' meeting. For fiscal 2009, the articles of association as amended by the annual shareholders' meeting on 17 June 2009 apply.

The Supervisory Board's compensation consists of two components, an annual fixed remuneration of €10,000 and a variable compensation. The Chairman of the Supervisory Board receives twice the amount of the fixed remuneration and the Deputy Chairman of the Supervisory Board receives one and one half times the fixed remuneration amount. The variable compensation is based on consolidated net income per share. Each member of the Supervisory Board receives €2,000 for each €0.30 by which total consolidated net income per share exceeds €1.00.

For fiscal 2009, net income per share is negative, at –€1.13. On this basis, no member of the Supervisory Board received a variable compensation.

Members of the Supervisory Board who belong to special committees within the Supervisory Board receive additional compensation of €10,000 annually as well as flat-rate reimbursement for expenses.

The total remuneration paid to members of the Supervisory Board amounted to €175k (previous year: €343k) including variable portions totalling €0k (previous year: €168k).

Moreover, the members of the Supervisory Board receive a flat €600 fee per meeting as reimbursement for their expenses unless they submit proof of having incurred higher expenses.

Members of the Supervisory Board who belonged to the board for only a portion of the fiscal year receive pro-rated compensation.

The company has no stock option plans or similar securities-oriented incentive systems. Thus, there are also no stock-option plans or similar long-term incentive components of remuneration for members of the Supervisory Board.

# We do more. Transparency.



*For us, transparency is not an obligation. It is a fundamental part of doing business. KRONES is aware of its responsibility toward its employees, its customers, its suppliers, its shareholders, and society. We maintain an active dialogue with all of our stakeholders and pursue a policy of open communications, both internal and external.*



# KRONES Group consolidated financial statements for 2009

CONSOLIDATED FINANCIAL STATEMENTS



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

# Separate income statement and Statement of comprehensive income

| Separate income statement | | 2009 | | 2008 | |
|---|---|---|---|---|---|
| | Notes | €k | €k | €k | €k |
| Sales revenue | 19 | 1,864,921 | | 2,381,407 | |
| Reduction (previous year: increase) in inventories of finished goods and work in progress | | –7,428 | | 22,645 | |
| Other own work capitalised | 20 | 28,896 | | 36,275 | |
| Other operating income | 21 | 103,289 | 1,989,678 | 69,073 | 2,509,400 |
| Goods and services purchased | 22 | | | | |
| Expenses for materials and supplies and for goods purchased | | –824,321 | | –1,007,287 | |
| Expenses for services purchased | | –171,868 | –996,189 | –248,100 | –1,255,387 |
| Personnel expenses | 23 | | | | |
| Wages and salaries | | –512,088 | | –558,806 | |
| Social security contributions and expenses for pension plans and for benefits | | –103,226 | –615,314 | –102,586 | –661,392 |
| Depreciation and amortisation of intangible assets and property, plant and equipment | | | –59,576 | | –51,006 |
| Other operating expenses | 24 | | –348,204 | | –383,985 |
| **EBIT** | | | **–29,605** | | **157,630** |
| Investment income | 25 | 969 | | 1,564 | |
| Income from other securities and loans classified as non-current financial assets | 25 | 8 | | 22 | |
| Other interest and similar income | 25 | 6,800 | | 3,663 | |
| Write-downs on non-current financial assets | 25 | –13,188 | | 0 | |
| Interest and similar expenses | 25 | –4,232 | | –6,809 | |
| | | | **–9,643** | | **–1,560** |
| **Earnings before taxes** | | | **–39,248** | | **156,070** |
| Income tax | 26 | | 4,767 | | –49,527 |
| **Consolidated net income (loss)** | | | **–34,481** | | **106,543** |
| Profit (loss) share of non-controlling interests | | 169 | | –449 | |
| Profit (loss) share of KRONES Group shareholders | | | –34,650 | | 106,992 |
| Earnings per share (diluted/basic) in € | 27 | | –1.13 | | 3.39 |

| Statement of comprehensive income, in €k | | 2009 | 2008 |
|---|---|---|---|
| | Notes | | |
| Consolidated net income (loss) | | –34,481 | 106,543 |
| Exchange differences on translation | | 4,291 | –3,262 |
| Available-for-sale financial instruments | | | |
| Derivative financial instruments | | –1,776 | 850 |
| Other comprehensive income | 8 | 2,515 | –2,412 |
| **Total comprehensive income** | 8 | **–31,966** | **104,131** |
| of which attributable to non-controlling interests | | 169 | –449 |
| of which attributable to KRONES Group shareholders | | –32,135 | 104,580 |

# Statement of financial position

| Assets | | 31 Dec 2009 | | 31 Dec 2008 | |
|---|---|---|---|---|---|
| | Notes | €k | €k | €k | €k |
| Intangible assets | 1 | 86,118 | | 79,815 | |
| Property, plant and equipment | 2 | 407,416 | | 386,739 | |
| Non-current financial assets | 3 | 2,296 | | 15,470 | |
| **Property, plant and equipment, intangible assets, and non-current financial assets** | | **495,830** | | **482,024** | |
| Deferred tax assets | 7 | 12,005 | | 9,334 | |
| Trade receivables | 5 | 18,827 | | 24,754 | |
| Current tax receivables | 7 | 10,853 | | 12,082 | |
| Other assets | 5 | 4,955 | | 6,079 | |
| **Non-current assets** | | | **542,470** | | **534,273** |
| Inventories | 4 | 521,949 | | 568,634 | |
| Trade receivables | 5 | 458,257 | | 529,015 | |
| Current tax receivables | 7 | 5,348 | | 5,075 | |
| Other assets | 5 | 126,955 | | 79,720 | |
| Cash and cash equivalents | 6 | 135,519 | | 108,376 | |
| **Current assets** | | | **1,248,028** | | **1,290,820** |
| **Total** | | | **1,790,498** | | **1,825,093** |

| Equity and liabilities | | 31 Dec 2009 | | 31 Dec 2008 | |
|---|---|---|---|---|---|
| | Notes | €k | €k | €k | €k |
| Issued capital | 8 | 40,000 | | 40,000 | |
| Capital reserves | 9 | 66,645 | | 103,703 | |
| Retained earnings | 10 | 483,811 | | 467,755 | |
| Other reserves | 11 | –233 | | 1,543 | |
| Group unappropriated profit | | 104,680 | | 175,824 | |
| **Group equity of the parent company** | | | **694,903** | | **788,825** |
| Non-controlling interests | 12 | | 753 | | 1,161 |
| **Equity** | 8 | | **695,656** | | **789,986** |
| Provisions for pensions | 13 | 76,751 | | 74,469 | |
| Deferred tax liabilities | 7 | 2,182 | | 14,754 | |
| Other provisions | 14 | 37,668 | | 40,703 | |
| Liabilities to banks | 15 | 0 | | 648 | |
| Trade payables | 15 | 0 | | 55 | |
| Other financial liabilities | 15 | 2,891 | | 7,083 | |
| Other liabilities | 15 | 5,503 | | 6,435 | |
| **Non-current liabilities** | | | **124,995** | | **144,147** |
| Other provisions | 14 | 183,860 | | 121,356 | |
| Provisions for taxes | 14 | 8,099 | | 17,174 | |
| Liabilities to banks | 15 | 0 | | 83 | |
| Advances received | 15 | 434,245 | | 288,686 | |
| Trade payables | 15 | 162,259 | | 160,458 | |
| Other financial liabilities | 15 | 5,889 | | 37,110 | |
| Other liabilities and accruals | 15 | 175,495 | | 266,093 | |
| **Current liabilities** | | | **969,847** | | **890,960** |
| **Total** | | | **1,790,498** | | **1,825,093** |

# Statement of cash flows

| | Notes | 2009 €k | 2008 €k |
|---|---|---|---|
| Earnings before taxes | | –39,248 | 156,070 |
| Depreciation and amortisation (reversals) | | 72,764 | 51,006 |
| Decrease (previous year: increase) in provisions and accruals | | –17,000 | 59,691 |
| Deferred tax item changes recognised in profit or loss | | –14,406 | 2,790 |
| Interest expenses and interest income | | –2,568 | 3,146 |
| Proceeds and losses from the disposal of non-current assets | | –174 | –755 |
| Other non-cash expenses and income | | –787 | 3,018 |
| Decrease in trade receivables and other assets not attributable to investing or financing activities | | 61,515 | 19,446 |
| Decrease (previous year: increase) in inventories | | 49,719 | –65,413 |
| Increase in trade payables and other liabilities not attributable to investing or financing activities | | 78,742 | 12,812 |
| **Cash generated from operating activities** | | **188,557** | **241,811** |
| Interest paid | | –3,695 | –8,522 |
| Income tax paid and refunds received | | –15,156 | –49,460 |
| **Cash flow from operating activities** | | **169,706** | **183,829** |
| Cash payments to acquire intangible assets | | –28,345 | –37,797 |
| Proceeds from the disposal of intangible assets | | 293 | 8 |
| Cash payments to acquire property, plant and equipment | | –59,902 | –74,075 |
| Proceeds from the disposal of property, plant and equipment | | 1,881 | 2,270 |
| Cash payments to acquire non-current financial assets | | –224 | –1,022 |
| Proceeds from the disposal of non-current financial assets | | 210 | 6 |
| Cash payments to acquire shares in affiliated companies | | –7,205 | 0 |
| Interest received | | 5,126 | 3,627 |
| Dividends received | | 969 | 1,564 |
| **Cash flow from investing activities** | | **–87,197** | **–105,419** |
| Cash payments to company owners | | –18,101 | –22,115 |
| Cash payments to acquire treasury shares | | –37,058 | 0 |
| Cash payments to service debt | | –731 | –79 |
| Cash payments to pay lease liabilities | | –2,142 | –1,710 |
| **Cash flow from financing activities** | | **–58,032** | **–23,904** |
| Net change in cash and cash equivalents | | 24,477 | 54,506 |
| Changes in cash and cash equivalents arising from exchange rates | | 2,666 | –1,125 |
| Changes in cash and cash equivalents arising from the consolidated group | | 0 | 1,245 |
| Cash and cash equivalents at the beginning of the period | | 108,376 | 53,750 |
| **Cash and cash equivalents at the end of the period** | 6 | **135,519** | **108,376** |

| | Parent company | | | | | | | Non-controlling interests | Group equity |
|---|---|---|---|---|---|---|---|---|---|
| | Issued capital | Capital reserves | Retained earnings | Currency differences in equity | Other reserves | Group unappropriated profit | Equity | Equity | |
| | €k | €k | €k | €k | €k | €k | €k | €k | €k |
| Notes | 8 | 9 | 10 | | 11 | | | 12 | |
| **At 1 January 2008** | **40,000** | **103,703** | **409,263** | **–5,701** | **693** | **158,402** | **706,360** | **1,610** | **707,970** |
| Dividend payment (€0.70 per share) | | | | | | –22,115 | **–22,115** | | **–22,115** |
| Consolidated net income 2008 | | | | | | 106,992 | **106,992** | –449 | **106,543** |
| Allocation to retained earnings | | | 67,455 | | | –67,455 | **0** | | **0** |
| Currency differences | | | | –3,262 | | | **–3,262** | | **–3,262** |
| Hedge accounting | | | | | 850 | | **850** | | **850** |
| **At 31 December 2008** | **40,000** | **103,703** | **476,718** | **–8,963** | **1,543** | **175,824** | **788,825** | **1,161** | **789,986** |
| Dividend payment (€0.60 per share) | | | | | | –18,101 | **–18,101** | | **–18,101** |
| Consolidated net income 2009 | | | | | | –34,650 | **–34,650** | 169 | **–34,481** |
| Purchase of treasury shares | | –37,058 | | | | | **–37,058** | | **–37,058** |
| Allocation to retained earnings | | | 18,507 | | | –18,507 | **0** | | **0** |
| Changes in the consolidated group | | | –6,628 | | | | **–6,628** | –577 | **–7,205** |
| Currency differences | | | | 4,177 | | 114 | **4,291** | | **4,291** |
| Hedge accounting | | | | | –1,776 | | **–1,776** | | **–1,776** |
| **At 31 December 2009** | **40,000** | **66,645** | **488,597** | **–4,786** | **–233** | **104,680** | **694,903** | **753** | **695,656** |

## Segment reporting

| | Machines and lines for product filling and decoration | | Machines and lines for beverage production/ process technology | | Machines and lines for the low output range (KOSME) | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| | €k | €k | €k | €k | €k | €k |
| **Sales revenues** | **1,511,800** | **1,982,583** | **274,126** | **310,057** | **78,995** | **88,767** |
| Germany | 163,377 | 241,567 | 26,209 | 55,300 | 1,692 | 3,027 |
| Rest of Europe | 460,902 | 771,295 | 56,940 | 111,478 | 47,083 | 67,865 |
| Other areas | 887,521 | 969,721 | 190,977 | 143,279 | 30,220 | 17,875 |
| **Segment EBIT** | **–10,453** | **154,474** | **–14,933** | **1,659** | **–4,219** | **1,497** |
| **Depreciation, amortisation, and write-downs** | **55,557** | **46,933** | **1,945** | **1,216** | **2,074** | **2,812** |
| Interest income | | | | | 155 | 77 |
| Interest expense | | | | | 779 | 1,442 |
| **EBT** | **–19,476** | **154,275** | **–14,933** | **1,659** | **–4,839** | **136** |
| Other material non-cash income and expenses | –37 | –3,446 | 984 | 536 | –160 | –108 |
| **Assets** | **1,529,784** | **1,568,180** | **194,808** | **188,497** | **69,507** | **70,752** |
| Germany | 1,261,223 | 1,292,266 | 194,808 | 188,497 | 0 | 0 |
| Rest of Europe | 71,120 | 82,060 | 0 | 0 | 69,507 | 70,752 |
| Other areas | 197,441 | 193,854 | 0 | 0 | 0 | 0 |
| **Liabilities** | **958,065** | **895,634** | **93,757** | **91,535** | **55,330** | **58,285** |
| **Capital expenditures for intangible assets and property, plant and equipment** | **80,743** | **102,383** | **5,787** | **7,880** | **1,716** | **1,609** |
| Germany | 69,318 | 95,495 | 5,787 | 7,880 | 0 | 0 |
| Rest of Europe | 575 | 926 | 0 | 0 | 1,716 | 1,609 |
| Other areas | 10,850 | 5,962 | 0 | 0 | 0 | 0 |
| **Return on sales (EBT to sales)** | **–1.3%** | **7.8%** | **–5.4%** | **0.5%** | **–6.1%** | **0.2%** |

| | Total for the segments | | Consolidation | | Other | | | KRONES Group | |
|---|---|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | | 2009 | 2008 |
| | €k | €k | €k | €k | €k | €k | | €k | €k |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | **1,864,921** | **2,381,407** |
| | | | | | | | | 191,278 | 299,894 |
| | | | | | | | | 564,925 | 950,638 |
| | | | | | | | | 1,108,718 | 1,130,875 |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | **–29,605** | **157,630** |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | **59,576** | **51,006** |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | 6,645 | 3,586 | | 6,800 | 3,663 |
| | | | | | 3,453 | 5,367 | | 4,232 | 6,809 |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | **–39,248** | **156,070** |
| | | | | | | | | 787 | –3,018 |
| | | | | | | | | | |
| | | | | | | | | | |
| | **1,794,098** | **1,827,429** | **–32,591** | **–43,007** | **28,991** | **40,671** | | **1,790,498** | **1,825,093** |
| | 1,456,031 | 1,480,763 | –26,129 | –30,664 | 28,991 | 40,671 | | 1,458,893 | 1,490,770 |
| | 140,626 | 152,812 | –5,484 | –11,852 | 0 | 0 | | 135,142 | 140,960 |
| | 197,441 | 193,854 | –978 | –491 | 0 | 0 | | 196,463 | 193,363 |
| | | | | | | | | | |
| | | | | | | | | | |
| | **1,107,152** | **1,045,454** | **–32,591** | **–43,007** | **20,281** | **32,659** | | **1,094,842** | **1,035,107** |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | **88,246** | **111,872** |
| | | | | | | | | 75,105 | 103,375 |
| | | | | | | | | 2,291 | 2,535 |
| | | | | | | | | 10,850 | 5,962 |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | **–2.1%** | **6.6%** |

# General disclosures

## Legal basis

The consolidated financial statements of KRONES AG (»KRONES Group«) for the period ended 31 December 2009 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations and of standards being applied for the first time is on page 126.

Non-controlling interests in group equity are presented on the statement of financial position as a special item within equity. Profit or loss shares attributable to non-controlling interests are recognised on the separate income statement and the statement of comprehensive income as part of consolidated net income. The shares of consolidated net income attributed to the owners of the parent company and to non-controlling interests are presented separately.

Non-controlling interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRSs, must be included as notes to the consolidated financial statements in addition to the statement of financial position, the separate income statement and statement of comprehensive income, the statement of changes in equity, and the statement of cash flows.

The »nature of expense« method has been used for the separate income statement. The group's reporting currency is the euro.

## Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 31 December 2009 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

SMEFIN S.R.L., Roverbella, Italy, was acquired in fiscal 2009 and acquisition accounting was done to include it in the consolidated group. The first-time consolidation of the new shares was effected at the time of acquisition.

KRONES AG holds a direct 100% stake in this company. With the acquisition of SMEFIN S.R.L., Roverbella, Italy, KRONES AG now holds an indirect and direct 100% stake in KOSME S.R.L., Roverbella, Italy.

A complete presentation of investment holdings will be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

## Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

Capital consolidation is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Goodwill that arose before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »non-controlling interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation accounting.

This also applies for inter-company profits from deliveries effected or services rendered between group companies provided the amounts from these transactions are still held by the group at the reporting date.

## Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept under IAS 21 using a modified closing rate method. Because the subsidiaries primarily operate independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. In the consolidated financial statements, assets and liabilities are therefore translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from translation using these different rates in the statement of financial position and the separate income statement and statement of comprehensive income are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from capital consolidation are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

| | | Closing rate | | Average rate | |
|---|---|---|---|---|---|
| | | 31 Dec 2009 | 31 Dec 2008 | 2009 | 2008 |
| US Dollar | USD | 1.441 | 1.398 | 1.395 | 1.471 |
| British pound | GBP | 0.890 | 0.959 | 0.892 | 0.796 |
| Swiss franc | CHF | 1.484 | 1.488 | 1.510 | 1.587 |
| Danish krone | DKK | 7.442 | 7.452 | 7.447 | 7.456 |
| Canadian dollar | CAD | 1.510 | 1.717 | 1.587 | 1.559 |
| Japanese yen | JPY | 133.060 | 126.400 | 130.404 | 152.450 |
| Brazilian real | BRL | 2.510 | 3.257 | 2.785 | 2.674 |
| Chinese renminbi (yuan) | CNY | 9.830 | 9.536 | 9.540 | 10.224 |
| Mexican peso | MXN | 18.826 | 19.259 | 18.820 | 16.291 |
| Ukrainian hryvnia | UAH | 11.591 | 10.692 | 11.360 | 7.832 |
| South African rand | ZAR | 10.675 | 13.170 | 11.711 | 12.059 |
| Kenyan shilling | KES | 109.285 | 108.660 | 111.376 | 104.518 |
| Nigerian naira | NGN | 215.260 | 189,650 | 210.631 | 176.705 |

## Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

## Intangible assets

Acquired and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and is recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment«.

## Research and development expenditure

Development expenditure of the KRONES Group is capitalised at cost to the extent that costs can be allocated clearly and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research expenditure cannot be recognised as an intangible asset and is, therefore, recognised as an expense directly in profit or loss.

## Goodwill

There is no goodwill in these consolidated accounts.

## Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as cost.

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

| Useful life | In years |
|---|---|
| Buildings | 14–50 |
| Technical equipment and machines | 5–18 |
| Furniture and fixtures and office equipment | 3–15 |

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Government grants related to assets are deducted from the cost of the asset and recognised in profit and loss in the subsequent periods in the proportions in which depreciation expense on those assets is recognised.

## Leases

Leases in which the KRONES Group, as the lessee, bears substantially all the risks and rewards incidental to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of the »lease term« and its »useful life«. Payment obligations for future lease instalments are recognised under »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

## Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Non-current financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

The non-current financial assets are not traded on the market and are therefore recognised at amortised cost.

The fair values and carrying amounts are based on customary market rates and observable ongoing market transactions (Level 2 under IFRS 7.27A).

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments and are explained in the notes to the relevant measurement categories.

Pursuant to IAS 39, the classes under IFRS 7 also include cash proceeds and liabilities from finance leases in addition to the categories listed above.

Disclosures about risk reporting as specified under IFRS 7 are included in the risk report within the consolidated management report.

## Non-current financial assets

Non-current financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity«.

Moreover, the »fair value option« provided for under IAS 39 is not applied to any items on the consolidated statement of financial position for the KRONES Group.

## Derivative financial instruments

The derivative financial instruments used within the KRONES Group are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risk arising from exchange rates and cash flows in foreign currencies. The currency materially affected by this is the US dollar.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective, thus hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the reporting date. The fair values are determined using Level 2 inputs under IFRS 7.27A. Gains and losses from the measurement are recognised as profit or loss on the separate income statement and the statement of comprehensive income unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised as a »fair value hedge« in profit or loss or a »cash flow hedge« as part of equity. In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently reclassified to profit and loss when the hedged item affects profit or loss. These derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

## ■ Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are recognised at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

## ■ Inventories

Inventories are carried at the lower of cost and net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal capacity of the production facilities. Selling costs and general administrative costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

- **Construction contracts for specific customers**

Construction contracts for specific customers that are in progress are recognised by reference to the stage of completion pursuant to IAS 11 (»percentage of completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the reporting date. The percentage of completion corresponds to the ratio of contract costs incurred up to the reporting date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

- **Deferred tax items**

Deferred tax assets and liabilities are recognised using the »balance sheet-oriented liability method«, which involves recognising deferred tax items for all temporary differences between the tax base of an asset or liability and its carrying amount in the statement of financial position under IFRS and for consolidation procedures recognised in profit or loss.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

- **Provisions for pensions**

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceeded the greater of:

a) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets); and

b) 10% of the fair value of any plan assets at that date.

- **Other provisions**

Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

### Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equal to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

### Sales revenues

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

### Segment reporting

KRONES reports on three operating segments, which are the strategic business units. They are organised by product divisions and services and managed separately due to the different technologies they cover. The Executive Board, as the chief operating decision maker, manages the company as a whole on the basis of monthly reports from the segments.

Segment 1 comprises machines and lines for product filling and decoration.
Segment 2 comprises machines and lines for beverage production and process technology.
Segment 3 comprises machines and lines for the low output range.

The accounting policies used are the same as those described under »General disclosures« above.

Segment performance is measured on the basis of internal reports made to the Executive Board, in particular, segment revenues and segment EBIT.

Intrasegment transfers are conducted under the same conditions as transfers among third parties. Intersegment revenues are negligible.

## 1 Intangible assets

The carrying amount of the intangible assets has changed as follows:

| in €k | Industrial property rights and similar rights and assets as well as licenses | Capitalised development expenditure | Total |
|---|---|---|---|
| **1 January 2008** | | | |
| Cost | 69,446 | 83,772 | 153,218 |
| Accumulated amortisation | 56,653 | 38,121 | 94,774 |
| **Net carrying amount** | **12,793** | **45,651** | **58,444** |
| **Changes in 2008** | | | |
| **Cost** | | | |
| Additions | 7,028 | 30,770 | 37,798 |
| Disposals | 184 | 0 | 184 |
| Currency differences | –103 | 0 | –103 |
| **Amortisation** | | | |
| Additions | 5,598 | 10,812 | 16,410 |
| Disposals | 176 | 0 | 176 |
| Currency differences | –94 | 0 | –94 |
| **Net carrying amount at 31 December 2008** | **14,206** | **65,609** | **79,815** |
| **1 January 2009** | | | |
| Cost | 76,187 | 114,542 | 190,729 |
| Accumulated amortisation | 61,981 | 48,933 | 110,914 |
| **Net carrying amount** | **14,206** | **65,609** | **79,815** |
| **Changes in 2009** | | | |
| **Cost** | | | |
| Additions | 4,911 | 23,434 | 28,345 |
| Disposals | 344 | 763 | 1,107 |
| Currency differences | 166 | 0 | 166 |
| **Amortisation** | | | |
| Additions | 5,889 | 15,880 | 21,769 |
| Disposals | 331 | 482 | 813 |
| Currency differences | 145 | 0 | 145 |
| **Net carrying amount at 31 December 2009** | **13,236** | **72,882** | **86,118** |
| **31 December 2009** | | | |
| Cost | 80,920 | 137,213 | 218,133 |
| Accumulated amortisation | 67,684 | 64,331 | 132,015 |
| **Net carrying amount** | **13,236** | **72,882** | **86,118** |

The addition under industrial property rights and licenses primarily relates to computer software licenses.

The capitalised development expenditure relates to new machinery projects of KRONES AG and the KOSME Group. The development expenditure capitalised in 2009 amounts to €23,434k (previous year: €30,770k). Including capitalised development expenditure, a total of €97,467k was spent on research and development in 2009 (previous year: €116,381k). In the reporting period, an impairment of €6,020k was recognised on the intangible assets (previous year: €88k) and relates to the segment »machines and lines for product filling and decoration«.

## 2 Property, plant and equipment

For property, plant and equipment, impairment losses totalling €115k were recognised – and there were no reversals – under depreciation pursuant to IAS 36 in 2009 (previous year: €207k in impairment losses recognised). The impairment losses relate to the segment »machines and lines for product filling and decoration«.

In 2009, the carrying amounts for property, plant and equipment included grants of €361k (previous year: €411k). Of the grants, €50k (previous year: €50k) were recognised in profit and loss by way of a reduced depreciation charge in 2009.

For the property, plant and equipment reported, there were no restrictions on title or right of disposal.

Property, plant and equipment includes leased assets amounting to €19,195k (previous year: €15,735k), which are to be attributed as the economic property of the relevant group company due to the provisions of the underlying lease (finance lease).

The carrying amounts of the capitalised leased assets are as follows:

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Land, land rights and buildings, including buildings on third-party land | 17,942 | 14,255 |
| Technical equipment and machinery | 616 | 948 |
| Other equipment, furniture and fixtures, and office equipment | 637 | 532 |
| **Total** | **19,195** | **15,735** |

There were no additions under IFRS 3 or IFRS 5 during the reporting period.

Property, plant and equipment have changed as follows:

| in €k | Land and buildings | Technical equipment and machinery | Other equipment, furniture and fixtures and, office equipment | Construction in progress | Total |
|---|---|---|---|---|---|
| **1 January 2008** | | | | | |
| Cost | 332,969 | 194,274 | 160,035 | 1,575 | 688,853 |
| Accumulated depreciation | 89,128 | 135,133 | 115,424 | 0 | 339,685 |
| **Net carrying amount** | **243,841** | **59,141** | **44,611** | **1,575** | **349,168** |
| **Changes in 2008** | | | | | |
| **Cost** | | | | | |
| Consolidated additions | 0 | 0 | 155 | 0 | 155 |
| Additions | 12,441 | 21,168 | 23,343 | 16,967 | 73,919 |
| Disposals | 1,285 | 6,262 | 7,261 | 9 | 14,817 |
| Transfers | 2,552 | 1,833 | 140 | –4,525 | 0 |
| Currency differences | 1 | 684 | –732 | 0 | –47 |
| **Depreciation** | | | | | |
| Consolidated additions | 0 | 0 | 81 | 0 | 81 |
| Additions | 9,665 | 8,844 | 16,087 | 0 | 34,596 |
| Disposals | 351 | 6,215 | 6,817 | 0 | 13,383 |
| Transfers | 10 | 0 | –10 | 0 | 0 |
| Currency differences | 273 | 596 | –524 | 0 | 345 |
| **Net carrying amount at 31 Dec 2008** | **247,953** | **73,339** | **51,439** | **14,008** | **386,739** |
| **1 January 2009** | | | | | |
| Cost | 346,678 | 211,697 | 175,680 | 14,008 | 748,063 |
| Accumulated depreciation | 98,725 | 138,358 | 124,241 | 0 | 361,324 |
| **Net carrying amount** | **247,953** | **73,339** | **51,439** | **14,008** | **386,739** |
| **Changes in 2009** | | | | | |
| **Cost** | | | | | |
| Additions | 25,690 | 14,876 | 17,068 | 2,268 | 59,902 |
| Disposals | 1,394 | 2,795 | 3,997 | 19 | 8,205 |
| Transfers | 12,301 | 468 | 24 | –12,793 | 0 |
| Currency differences | –213 | –291 | 490 | –6 | –20 |
| **Depreciation** | | | | | |
| Additions | 10,312 | 11,522 | 15,973 | 0 | 37,807 |
| Disposals | 900 | 2,113 | 3,485 | 0 | 6,498 |
| Currency differences | –178 | –330 | 199 | 0 | –309 |
| **Net carrying amount at 31 Dec 2009** | **275,103** | **76,518** | **52,337** | **3,458** | **407,416** |
| **31 December 2009** | | | | | |
| Cost | 383,062 | 223,955 | 189,265 | 3,458 | 799,740 |
| Accumulated depreciation | 107,959 | 147,437 | 136,928 | 0 | 392,324 |
| **Net carrying amount** | **275,103** | **76,518** | **52,337** | **3,458** | **407,416** |

## 3 Non-current financial assets

The non-current financial assets consist primarily of lendings.

## 4 Inventories

The inventories of the KRONES Group are composed as follows:

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Materials and supplies | 130,095 | 158,706 |
| Work in progress | 176,603 | 157,864 |
| Finished goods | 145,813 | 178,685 |
| Goods purchased for sale | 61,855 | 64,217 |
| Other inventories | 7,583 | 9,162 |
| **Total** | **521,949** | **568,634** |

Inventories are recognised at the lower of cost and fair value less selling expenses. Construction contracts in progress at the reporting date do not have gross amounts due to customers (liability) or gross amounts due from customers (asset) since recognition is done using the percentage of completion method.

Write-downs of €41,505k on inventories were recognised as expense in 2009 (previous year: €18,537k) and are based substantially on customary net realisable values and obsolescence allowances. The amount of reversals of write-downs recognised in profit and loss due to improved market conditions was insignificant. The carrying amount of the inventories recognised at fair value less selling expenses totalled €85.461k in 2009 (previous year: €17,290k).

## 5 Receivables and other assets

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Trade receivables | 477,084 | 553,769 |
| (of which amounts are due in 12 months or later) | 18,827 | 24,754 |
| Other assets | 131,910 | 85,799 |
| (of which amounts are due in 12 months or later) | 4,955 | 6,079 |

For receivables from customers, the amounts recognised correspond to the fair values.

The allowance account developed as follows:

| | |
|---|---|
| At 1 January 2009 | 26,575 |
| Change in the consolidated group and effects of currency translation | 642 |
| Additions | 8,457 |
| Reversals | 10,785 |
| At 31 December 2009 | 24,889 |

The other assets include primarily advances paid (€25,711k; previous year: €28,363k), current tax assets (€23,846k; previous year: €27,575k), prepaid expenses (€3,868k; previous year: €7,219k), and creditors with debit balances (€2,055k; previous year: €3,332k).

The derivative financial instruments measured at fair value, which were entered into for future payment receipts and meet the conditions for hedge accounting or which were entered into as freestanding hedge transactions, amounted to €444k in 2009 (previous year: €1,683k)

## 6 Cash and cash equivalents

Apart from cash on hand amounting to €162k (previous year: €81k), the cash and cash equivalents of €135,519k (previous year: €108,376k) consist primarily of demand deposits. Changes in cash and cash equivalents under IAS 7 »Statement of cash flows« are presented in the statement of cash flows on page 96.

## 7 Income tax

Current tax receivables and liabilities consist exclusively of income tax pursuant to IAS 12.

The income tax breaks down as follows:

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Deferred tax expense/income (–) | –14,406 | 2,790 |
| Current tax | 9,639 | 46,737 |
| **Total** | **–4,767** | **49,527** |

The deferred tax items are computed on the basis of the national income tax rates that apply or are expected due to the current legal situation in the individual countries at the time of realisation. In Germany, a corporate income tax rate of 15.0% plus a solidarity surcharge of 5.5% and a local business tax rate (Gewerbesteuerhebesatz) for KRONES AG that averages 328% apply. Thus, the total income tax rate for the companies in Germany is 27.3%. Abroad, the tax rates are in the 25% to 42% range. The 27.3% rate was used to calculate deferred taxes.

The deferred tax assets and liabilities at 31 December 2009 break down by items on the statement of financial position as follows:

| in €k | Deferred tax assets | | Deferred tax liabilities | |
|---|---|---|---|---|
| | 31 Dec 2009 | 31 Dec 2008 | 31 Dec 2009 | 31 Dec 2008 |
| Intangible assets | 204 | 788 | 19,853 | 18,389 |
| Property, plant and equipment | 129 | 130 | 15,150 | 14,333 |
| Non-current financial assets | 0 | 466 | 25 | 13 |
| Other non-current assets | 2,252 | 1,398 | 26 | 4,961 |
| Inventories | 1,386 | 762 | 2,910 | 3,448 |
| Other current assets | 6,715 | 12,565 | 1,316 | 543 |
| Tax loss carryforwards | 7,857 | 1,080 | 0 | 0 |
| Provisions, non-current | 5,379 | 6,936 | 0 | 0 |
| Other non-current liabilities | 3,350 | 3,415 | 583 | 668 |
| Provisions, current | 25,537 | 9,152 | 1,212 | 600 |
| Other current liabilities | 336 | 2,347 | 238 | 177 |
| Cash flow hedging | 190 | 735 | 291 | 590 |
| Consolidation | 0 | 0 | 1,908 | 1,472 |
| **Subtotal** | **53,335** | **39,774** | **43,512** | **45,194** |
| **Offsetting (–)** | **–41,330** | **–30,440** | **–41,330** | **–30,440** |
| **Total** | **12,005** | **9,334** | **2,182** | **14,754** |

The deferred tax assets and liabilities recognised directly in equity amounted to –€1,003k at the reporting date (previous year: –€541k) and resulted from hedging activities. The deferred tax items recognised on loss carryforwards relate to KRONES AG, KRONES USA, KOSME Italy, and KOSME Austria. According to our earnings planning, positive tax results can be expected in the future. Deferred tax items were not recognised on loss carryforwards of €7,368k.

The tax income of €4,767k reported in 2009 is €5,948k lower than the expected tax expense that would theoretically result from application of the domestic tax rate of 27.3% at the group level. The difference can be attributed to the following:

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Tax rate for the parent company KRONES AG | 27.30% | 27.30% |
| Expected (theoretical) tax expense | –10,715 | 42,607 |
| Adjustments due to different tax rates | 1,160 | 473 |
| Reductions in tax due to tax-free earnings | –162 | –2,252 |
| Tax loss carryforwards | 19 | 38 |
| Increases in tax expense due to non-deductible expenses | 8,529 | 7,015 |
| Tax income (–)/tax expense (+) for previous years | –4,360 | 2,532 |
| Other | 762 | –886 |
| **Income tax** | **–4,767** | **49,527** |

The difference between reductions in taxes and increases in taxes for 2009 yields a net increase in taxes. This is primarily attributable to non-deductible operating expenses.

## 8 Equity

KRONES AG's issued capital amounted to €40,000,000.00 at 31 December 2009, unchanged on the previous year. It is divided into 31,593,072 ordinary bearer shares with a par value of €1.27 per share.

The company is authorised pursuant to § 71 (1) No. 8 of the German Stock Corporation Act (AktG) to buy treasury shares totalling up to 10% of the current share capital in compliance with the provisions of the law and of the resolution.

The authorisation can be exercised by the company, by its consolidated companies, or by a third party acting on its or their behalf, either in whole or in part, once or multiple times, in pursuit of one or multiple purposes.

The authorisation becomes effective upon resolution by the shareholders' meeting and applies until the end of the day 16 December 2010. The authorisation to purchase treasury shares as resolved by the shareholders' meeting on 18 June 2008 ends when this new authorisation takes effect.

The amount of treasury shares purchased under this authorisation, together with other treasury shares that the company has already acquired or still holds or shares that the company is deemed to hold pursuant to §§ 71 a et seq. of the German Stock Corporation Act, shall at no time exceed 10% of the company's share capital. The authorisation shall not be used for the purpose of trading in the company's shares.

The acquisition may be carried out, at the discretion of the Executive Board, through a stock exchange, through a public tender offer, or through a public call for tenders. If the shares are purchased directly through a stock exchange, the consideration paid per share (excluding incidental costs) shall not exceed by more than 10% and not fall short of by more than 10% the opening price in the XETRA trading system (or any comparable successor system) on the Frankfurt Stock Exchange on the trading day. If the shares are purchased through a public tender offer or a public call for tenders, the tender price per share or the high and low ends of the price range per share (excluding incidental costs) shall not exceed by more than 20% and not fall short of by more than 20% the opening price in the XETRA trading system (or any comparable successor system) on the Frankfurt Stock Exchange on the third trading day prior to the public announcement of the tender offer or call for tenders (the »relevant price«). If significant deviations in the relevant price occur after the publication of an announcement of a public tender offer or a public call for tenders, the offer or invitation to tender can be adjusted. In such a case, the basis of any adjustment will be the corresponding price on the last trading day prior to the public announcement of any adjustment. The tender offer or call for tenders can stipulate additional conditions. If the tender offer is oversubscribed – or, in the case of a call for tenders, if there are several tenders of equal value and the total amount exceeds the total amount accepted, acceptance must be granted on a pro-rated basis. Provision may be made for preferential acceptance of small lots of up to 100 tendered shares per shareholder.

The Executive Board is authorised to use shares of the company that are purchased under this authorisation for any lawful purpose, including any of the following:

The shares can be sold in return for contributions in kind, particularly as part of business combinations or the acquisition of companies, parts of companies, or interests in companies.

The shares can be sold by means other than a stock exchange if they are sold at a price not substantially below the stock exchange price of the company's shares at the time of the sale.

The shares can be cancelled without the cancellation or its execution requiring a further resolution by the annual shareholders' meeting.

These authorisations relating to the use of treasury shares can be exercised once or multiple times, individually or jointly, in whole or in part.

The shareholders' subscription rights on these treasury shares is excluded insofar as these shares are sold in return for contributions in kind or sold by means other than the stock exchange in accordance with the above authorisation.

The authorisations relating to the use of treasury shares and to the subscription rights of shareholders apply to treasury shares already purchased by the company under authorisations resolved by previous annual shareholders' meetings.

The changes in equity that are not recognised in profit or loss (excluding dividends) totalled €2,515k in 2009 (previous year: –€2,412k) and consist of changes in currency differences and hedge accounting. The sum of changes in equity that are not recognised in profit or loss and those that are recognised in profit or loss was –€31,966k (previous year: €104,131k).

### Disclosures about capital management

A strong equity position is an important prerequisite for ensuring KRONES' long-term survival. To achieve this, KRONES regularly monitors and manages its capital on the basis of the equity ratio, return on capital employed (ROCE), and return on equity (ROE).

## 9 Capital reserves

The capital reserves total €66,645k (previous year: €103,703k). The reduction results from the purchase of treasury shares in the amount of €37,058k. The capital reserves do not include any additional capital contributions under § 272 (2) No. 4 of the German Commercial Code (HGB).

## 10 Retained earnings

The legal reserve remains unchanged from the previous year at €51k.

The other retained earnings include the recognition of negative goodwill from capital consolidation for subsidiaries consolidated before 1 January 2004 and adjustments made directly in equity at 1 January 2004 as part of the first-time application of IFRSs.

Apart from the currency translations of financial statements of foreign subsidiaries that are recognised directly in equity, currency differences recognised under retained earnings also include exchange differences resulting from the translation of equity using historical exchange rates.

## 11 Other reserves

The other reserves include the effects from the recognition in equity of financial instruments measured after taxes.

Changes in the reserve for cash flow hedges presented under other reserves and the reserve for the fair value of securities were as follows:

| in €k | Reserve for cash flow hedges | Reserve for the fair value of securities | Total |
|---|---|---|---|
| **At 1 January 2008** | **697** | **–4** | **693** |
| Measurement change recognised in equity | 1,218 | –15 | 1,203 |
| Tax on items taken directly to or transferred from equity | –432 | 5 | –427 |
| Currency difference | 74 | | 74 |
| **At 31 December 2008** | **1,557** | **–14** | **1,543** |
| Measurement change recognised in equity | –2,578 | 7 | –2,571 |
| Tax on items taken directly to or transferred from equity | 806 | –2 | 804 |
| Currency difference | –9 | | –9 |
| **At 31 December 2009** | **–224** | **–9** | **–233** |

## 12 Non-controlling interests

The item on the consolidated statement of financial position for non-controlling interests contains third-party shares in the earnings of MAINTEC GmbH, Collenberg/Main.

A detailed overview of the composition of and changes to the individual equity components for the KRONES Group in 2009 and the previous year is presented in the statement of changes in equity on page 97.

## 13 Provisions for pensions

The provisions for pensions have been recognised for obligations relating to vested benefits and current benefit payments to eligible active and former employees of the companies of the KRONES Group and their surviving dependents. Various forms of provisioning for retirement exist depending on the legal, economic, and tax circumstances of the relevant country and are generally based on the employees' remuneration and years of service.

Company pension plans are generally either defined contribution plans or defined benefit plans.

In defined contribution plans, the company does not assume any obligations beyond establishing contribution payments to special purpose funds. Contributions are recognised as personnel expense in the year in which they are paid.

In defined benefit plans, the company undertakes an obligation to render the benefits promised to active and former employees, whereby a distinction is made between systems that are financed by provisions and those financed through pension funds. The amount of the pension obligations (»defined benefit obligation«) has been computed in accordance with actuarial methods. Apart from the assumptions regarding life expectancy, the following factors were also taken into account in the actuarial calculation:

| in % | Germany | | **Other countries** | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| Discount rate | 5.00 | 5.85 | 8.00 | 8.00 |
| Projected increases in wages and salaries | 0.00 | 0.00 | 3.50 | 5.90 |
| Projected increases in state pensions | 2.00 | 2.50 | 0.00 | 0.00 |

The projected increases in wages and salaries comprises expected future pay increases, which are estimated each year on the basis of inflation and employees' years of service with the company. Since the pension commitments at our companies in Germany are independent of future pay increases, the projected increase in wages and salaries was not taken into account for determining the corresponding pension provisions.

Increases or decreases in either the net present value of obligations under defined benefit plans or the fair value of the fund assets can result in actuarial gains or losses due to such factors as changes in the parameters, changes in estimates relating to the risks associated with the pension commitments, and differences between the actual and expected return on plan assets. The net value of the pension provisions breaks down as follows:

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Present value of benefit commitments financed by provisions | 79,093 | 66,459 |
| Present value of benefit commitments financed through pension funds | 32,750 | 32,477 |
| Present value of benefit commitments (gross) | 111,843 | 98,936 |
| Fair value of plan assets | –19,170 | –18,007 |
| Present value of benefit commitments (net) | 92,673 | 80,929 |
| Actuarial gains (losses) not recognised in the statement of financial position | –15,922 | –6,445 |
| Past service cost | 0 | –15 |
| **Carrying amount at 31 December** | **76,751** | **74,469** |

The pension provisions, which amounted to €76,184k at the reporting date (previous year: €73,999k), are primarily attributable to KRONES AG.

The composition of costs arising from pension obligations, which amounted to €7,515k (previous year: €7,111k), the reconciliation of the present value of defined benefit obligations, which amounted to €111,843k (previous year: €98,936k), and the plan assets of €19,170k (previous year: €18,007k) breaks down as follows:

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Current service cost | 2,569 | 2,662 |
| Interest expense | 5,647 | 5,203 |
| Expected return on plan assets | –728 | –758 |
| Recognised past service cost | 27 | 4 |
| **Costs arising from pension obligations** | **7,515** | **7,111** |

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Present value of benefit commitments at 1 January | 98,936 | 96,477 |
| Current service cost | 2,569 | 2,662 |
| Interest expense | 5,647 | 5,203 |
| Actuarial losses (+)/gains (–) not recognised in the statement of financial position | 8,290 | 905 |
| Benefits paid | –3,587 | –6,152 |
| Recognised past service cost | 27 | 4 |
| Currency differences | –39 | –163 |
| **Present value of benefit commitments at 31 December** | **111,843** | **98,936** |

Costs arising from pension commitments are recognised under personnel expenses.

The actual return on plan assets was 4.41%. The plan assets consist of securities. No payments are expected to be made into the plan in 2010. The expected return is estimated on the basis of the fund administrator's future interest rate developments. In 2009, a total of €39,497k (previous year: €37,961k) was spent on the employer contribution to defined contribution plans (contributions to pensions insurance).

| Reconciliation of the assets in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Plan assets at start of year | 18,007 | 18,918 |
| Expected return | 728 | 758 |
| Employer contributions | 3,883 | 3,946 |
| Benefits paid | −2,219 | −2,228 |
| Net unrecognised gains on assets | −1,207 | −3,497 |
| Currency differences | −22 | 110 |
| **Plan assets at end of year** | **19,170** | **18,007** |

| in €k | 31 Dec 2009 | 31 Dec 2008 | 31 Dec 2007 | 31 Dec 2006 | 31 Dec 2005 |
|---|---|---|---|---|---|
| Present value of benefit commitments | 111,843 | 98,936 | 96,477 | 113,246 | 111,109 |
| Fair value of plan assets | 19,170 | 18,007 | 18,918 | 19,137 | 19,810 |
| Deficit of plan assets | −13,580 | −14,470 | −12,509 | −7,464 | −7,893 |

## 14 Provisions for taxes and other provisions

Of the other provisions amounting to €221,253k (previous year: €161,809k), €183,860k (previous year: €121,356k) are due within one year. These other provisions apply to the following items:

| in €k | 1 Jan 2009 | Use | Reversal | Addition | Currency differences | 31 Dec 2009 | Due within 1 year |
|---|---|---|---|---|---|---|---|
| Tax liabilities | 17,424 | 11,178 | 3,459 | 5,577 | 10 | 8,374 | 8,099 |
| Personnel obligations | 39,913 | 4,196 | 419 | 1,115 | 16 | 36,429 | 117 |
| Administrative expenses | 137 | 137 | 0 | 136 | −1 | 135 | 135 |
| Other remaining provisions | 121,759 | 36,601 | 7,429 | 104,854 | 2,106 | 184,689 | 183,608 |
| **Total** | **179,233** | **52,112** | **11,307** | **111,682** | **2,131** | **229,627** | **191,959** |

The provisions for personnel obligations are primarily for non-current obligations relating to early retirement (€29,962k; previous year: €33,823k). The other remaining provisions primarily consist of warranties and anticipated losses. Estimates are based on customary empirical values. The non-current provisions have been discounted using rates between 4.0% and 5.0%.

## 15 Liabilities

| in €k | Residual term of up to 12 months | Residual term of 1 to 5 years | Residual term of over 5 years | Total at 31 Dec 2009 |
|---|---|---|---|---|
| Liabilities to banks | 0 | 0 | 0 | 0 |
| Advances received | 434,245 | 0 | 0 | 434,245 |
| Trade payables | 162,259 | 0 | 0 | 162,259 |
| Other financial liabilities | 5,889 | 2,891 | 0 | 8,780 |
| Other liabilities | 175,495 | 5,503 | 0 | 180,998 |
| **Total** | **777,888** | **8,394** | **0** | **786,282** |

| in €k | Residual term of up to 12 months | Residual term of 1 to 5 years | Residual term of over 5 years | Total at 31 Dec 2008 |
|---|---|---|---|---|
| Liabilities to banks | 83 | 361 | 287 | 731 |
| Advances received | 288,686 | 0 | 0 | 288,686 |
| Trade payables | 160,458 | 55 | 0 | 160,513 |
| Other financial liabilities | 37,110 | 7,083 | 0 | 44,193 |
| Other liabilities | 266,093 | 6,435 | 0 | 272,528 |
| **Total** | **752,430** | **13,934** | **287** | **766,651** |

The other financial liabilities are obligations on bills. Under IAS 39, these represent possible liabilities from bills sold and are recognised as trade receivables amounting to €6,213k (previous year: €42,225k).

The other liabilities consist of deferred income (€7,566k; previous year: €2,627k) and other remaining liabilities (€173,432k; previous year: €269,901k).

The other remaining liabilities break down as follows:

| in €k | Residual term of up to 12 months | Residual term of 1 to 5 years | Residual term of over 5 years | Total at 31 Dec 2009 |
|---|---|---|---|---|
| Tax liabilities | 9,949 | 301 | | 10,250 |
| Social security liabilities | 4,089 | | | 4,089 |
| Payroll liabilities | 10,216 | | | 10,216 |
| Debtors with credit balances | 8,479 | | | 8,479 |
| Finance leases | 783 | 3,955 | | 4,738 |
| Accruals | 125,564 | | | 125,564 |
| Other | 8,849 | 1,247 | | 10,096 |
| **Total** | **167,929** | **5,503** | | **173,432** |

Accruals, which amounted to €125,564k (previous year: €202,755k), have greater certainty with respect to their amount and timing than provisions have. The primary items they include are outstanding supplier invoices, obligations relating to flexible working hours, and accrued vacation.

| in €k | Residual term of up to 12 months | Residual term of 1 to 5 years | Residual term of over 5 years | Total at 31 Dec 2008 |
|---|---|---|---|---|
| Tax liabilities | 25,727 | 217 | | 25,944 |
| Social security liabilities | 4,908 | | | 4,908 |
| Payroll liabilities | 10,494 | | | 10,494 |
| Debtors with credit balances | 6,717 | | | 6,717 |
| Finance leases | 864 | 5,422 | | 6,286 |
| Accruals | 202,755 | | | 202,755 |
| Other | 12,001 | 796 | | 12,797 |
| **Total** | **263,466** | **6,435** | | **269,901** |

The liabilities from finance leases are recognised under other liabilities without consideration of future interest expense. The residual terms of the individual leases are between 2 and 4 years. Some of the leases contain options for extension or purchase.

The present values of minimum lease payments for finance leases recognised under the other remaining liabilities are as follows, broken down by residual term:

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Future minimum lease payments | | |
| Up to 1 year | 1,292 | 1,467 |
| 1 to 5 years | 4,989 | 7,010 |
| Over 5 years | 0 | 0 |
| | **6,281** | **8,477** |
| Interest portion of future minimum lease payments | | |
| Up to 1 year | 509 | 603 |
| 1 to 5 years | 1,034 | 1,588 |
| Over 5 years | 0 | 0 |
| | **1,543** | **2,191** |
| Present value of future minimum lease payments | | |
| Up to 1 year | 783 | 864 |
| 1 to 5 years | 3,955 | 5,422 |
| Over 5 years | 0 | 0 |
| | **4,738** | **6,286** |

## 16 Contingent liabilities

No provisions have been recognised for the contingent liabilities because the risk of their use is deemed to be low.

They consist of guarantee and warranty risks amounting to €182k (previous year: €949k) and are guarantees on advances and residual purchase price guarantees.

## 17 Other financial liabilities

The other financial liabilities consist primarily of operating leases and long-term rental agreements for land and buildings, vehicles, computers, and telecommunication equipment.

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Future minimum lease payments | | |
| Up to 1 year | 12,608 | 14,490 |
| 1 to 5 years | 11,548 | 13,778 |
| | **24,156** | **28,268** |
| Future maintenance | | |
| Up to 1 year | 7,820 | 7,073 |
| 1 to 5 years | 9,713 | 4,804 |
| Over 5 years | 0 | 1 |
| | **17,533** | **11,878** |
| Other | | |
| Up to 1 year | 75 | 180 |
| 1 to 5 years | 201 | 293 |
| Over 5 years | 33 | 38 |
| | **309** | **511** |

Payments amounting to €15,212k (previous year: €15,522k) were made under these rental and lease agreements in 2009.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

## 18 Derivative financial instruments

The derivative financial instruments of the KRONES Group, with a fair value of –€658k (previous year: –€1,246k) of which –€658k are short-term (previous year: –€1,246k), substantially cover the currency risks relating to the US dollar, the New Zealand dollar, the Chinese renminbi (yuan), and the euro. The fair value includes the difference between the forward rate received from the relevant commercial bank and the rate at the reporting date as well as appropriate premiums or discounts for the expected price development through maturity. These financial instruments are accounted for using the settlement date.

The derivative financial instruments are essentially composed of forward exchange contracts at a secured volume of €72.9m (previous year: €84.1m), of which €72.6m are short-term (previous year: €84.1m). This volume includes a nominal volume of €36.5m (previous year: €41.9m) for short-term cash flow hedges that is measured at a fair value of €36.8m (previous year: €40.2m). The risk of default relating to derivative financial instruments is limited to the balance of the positive fair values in the event of a contracting party's default. The cash flow hedges presented are effective.

The net gain from these financial instruments was €270k in 2009.

## 19 Sales revenues

The sales revenues of the KRONES Group, which amount to €1,864,921k (previous year: €2,381,407k), consist of deliveries and services billed to customers less reductions. In the segment reporting, sales revenues are presented in detail, divided by business area and geographic market. In fiscal 2009, revenues of €942,976k resulted from construction contracts. Costs of €233,060k were incurred for contracts in progress. Advances received amounted to €122,509k.

## 20 Other own work capitalised

Other own work capitalised includes capitalised development expenditure and capitalised cost of self-constructed property, plant and equipment.

With respect to the development expenditure capitalised in accordance with IAS 38, please refer to the notes on intangible assets.

## 21 Other operating income

Apart from the income from the reversal of provisions (€11,307k; previous year: €14,433k) and the reversal of impairments (€7,841k; previous year: €5,615k), which are not related to the period, the other operating income, which amounts to €103,289k (previous year: €69,073k), consists substantially of currency translation gains of €30,150k (previous year: €19,003k). This is compared with the recognition of impairment losses of €7,054k (previous year: €8,633k) and currency translation losses of €33,525k (previous year: €31,892k) under other operating expenses.

## 22 Goods and services purchased

The expenditure for goods and services purchased comprises expenses for materials and supplies and for goods purchased amounting to €824,321k (previous year: €1,007,287k) and expenses for services purchased amounting to €171,868k (previous year: €248,100k).

## 23 Personnel expenses

Within the KRONES Group, 10,001 people (previous year: 9,834) including trainees (527) were employed on average for the year. The workforce of the KRONES Group is composed as follows (on average for the year):

| | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Salaried employees | 5,762 | 5,622 |
| Wage-earning employees | 4,239 | 4,212 |
| **Total** | **10,001** | **9,834** |

## 24 Other operating expenses

Apart from the €684k in losses from disposals of non-current assets (previous year: €122k), which are not related to the period, other operating expenses include additions to impairments on receivables (€7,054; previous year: €8,633k), other taxes (€2,204k; previous year: €2,577k), freight costs (€54,592k; previous year: €68,783k), and rent and cleaning costs (€20,988k; previous year: €22,092k).

## 25 Financial income (expense)

The financial income (expense) of –€9,643k (previous year: –€1,560k) breaks down as follows:

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Income from other securities and loans classified as non-current financial assets | 8 | 22 |
| Other interest and similar income | 6,800 | 3,663 |
| Interest and similar expenses | –4,232 | –6,809 |
| **Interest income (expense)** | **2,568** | **–3,124** |
| Write-downs on non-current financial assets | –13,188 | 0 |
| Investment income | 969 | 1,564 |
| **Financial income (expense)** | **–9,643** | **–1,560** |

The write-downs on non-current financial assets result from impairments on long-term financial assets.

## 26 Income taxes

Income tax amounted to €4,767k in 2009 (previous year: –€49,527k). More information is presented under Note 7, »Income tax« (pages 112–114).

## 27 Earnings per share

Under IAS 33 »Earnings per share«, basic earnings per share are calculated by dividing consolidated net income – less profit or loss shares of non-controlling interests – by the weighted average number of ordinary shares in circulation, as follows:

| in €k | 31 Dec 2009 | 31 Dec 2008 |
|---|---|---|
| Consolidated net income less profit or loss shares of non-controlling interests (in €k) | –34,650 | 106,992 |
| Weighted average number of ordinary shares in circulation | 30,678,043 | 31,593,072 |
| Earnings per share (in €) | –1.13 | 3.39 |

As in the previous year, diluted earnings per share are equal to undiluted earnings per share.

## Other disclosures



### Group audit fees

Expenses of €380k (previous year: €380k) were incurred in fiscal 2009 for the KRONES Group audit and the audit of the parent company. In addition, expenses for tax consultancy services totalling €158k were incurred (previous year: €106k). The expense for the audit of the subsidiaries was €56k (previous year: €58k) and for other services €57k (previous year: €55k).

### Events after the reporting date

No events of material importance occurred after the reporting date.

### Related party disclosures

Within the meaning of IAS 24 »Related party disclosures«, the members of the Supervisory Board and of the Executive Board of KRONES AG and the companies of the KRONES Group, including unconsolidated subsidiaries, are deemed related parties. Purchases and sales between the related companies are transacted at prices customary on the market (»at arm's length«). Sales to related companies amounted to €37,533k in 2009 (previous year: €43,061). Trade and other payment transactions resulted in liabilities of €14,071k (previous year: assets of €3,726k).

### Compensation of the Executive Board and the Supervisory Board

The compensation report summarises the principles used to determine the compensation of the Executive Board of KRONES AG and explains the amount and the structure of such income. The principles and the amount of Supervisory Board compensation are also set out in the report. The compensation report is part of the corporate governance report and is on pages 87 to 89 of the 2009 Annual Report.

### Other

Since 2008, KRONES AG and other parties are defendants in various proceedings arising from the bankruptcy of a former customer. KRONES AG believes that it is too early to give a conclusive assessment, but considers the charges to be unfounded.

### Corporate governance

Shareholders can view the declaration of the Executive Board and the Supervisory Board pursuant to § 161 of the German Stock Corporation Act [AktG] concerning the Corporate Governance Code as amended on 18 June 2009 at KRONES AG's website. The exceptions are also listed there.

# Standards and interpretations

### Standards and interpretations not applied early

The IASB has issued the following standards, interpretations, and amendments to existing standards, the application of which is not yet mandatory and which KRONES AG did not apply early:

- IFRS 3 »Business combinations«
- IAS 27 »Consolidated and separate financial statements«
- IAS 39 »Financial instruments: recognition and measurement: eligible hedged items«
- IAS 39 »Financial instruments: recognition and measurement: reclassification of financial assets — effective date and transition«

These new standards and interpretations are not expected to result in material changes for the consolidated financial statements of KRONES AG in the period in which they are first applied.

The following standards and interpretations, the application of which is not yet mandatory, do not apply to the consolidated financial statements of KRONES AG:

- IAS 32 »Financial instruments: presentation: classification of rights issues«
- IFRIC 12 »Service concession arrangements«
- IFRIC 15 »Agreements for the construction of real estate«
- IFRIC 16 »Hedges of a net investment in a foreign operation«
- IFRIC 18 »Transfers of assets from customers«

### Changes due to a new standard or a new interpretation:

- IAS 1 »Presentation of financial statements«
- IAS 23 »Borrowing costs«
- Amendment of IFRS 1 »First-time adoption of international financial reporting standards« and IAS 27 »Consolidated and separate financial statements under IFRSs«
- Amendment of IFRS 2 »Share-based payment« (vesting conditions and cancellations)
- Amendment of IAS 32 »Financial instruments: presentation« and IAS 1 »Presentation of financial statements (revised)«
- IFRIC 13 »Customer loyalty programmes«
- IFRIC 14 »IAS 19 – The limit on a defined benefit asset, minimum funding requirements, and their interaction«
- IFRIC 17 »Distributions of non-cash assets to owners«

These changes are not applicable to KRONES or resulted in no substantial effects in the reporting period.

- Amendment of IFRS 7 »Financial instruments: presentation«
- IFRS 8 »Operating segments«

Application of IFRS 7 and IFRS 8 resulted in additional disclosures in the notes to the consolidated financial statements and in the segment reporting.

## Shareholdings

| Name and location of the company | Share in capital held by KRONES AG in %* |
|---|---|
| neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany | 100.00 |
| KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany | 100.00 |
| ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany | 100.00 |
| MAINTEC Service GmbH, Collenberg/Main, Germany | 51.00 |
| S.A. KRONES n.v., Louvain-la-Neuve, Belgium | 100.00 |
| KRONES Nordic ApS, Holte, Denmark | 100.00 |
| KRONES S.A.R.L., Lyon, France | 100.00 |
| KRONES UK ltd., Bolton, UK | 100.00 |
| KOSME UK ltd., Burton on Trent Staffordshire, UK | 100.00 |
| KRONES S.R.L., Garda (VR), Italy | 100.00 |
| KOSME S.R.L., Roverbella, Italy | 100.00 |
| SMEFIN S.R.L., Roverbella, Italy | 100.00 |
| KRONES Nederland b.v., Bodegraven, Netherlands | 100.00 |
| KOSME Gesellschaft mbh, Sollenau, Austria | 100.00 |
| KRONES Spólka z.o.o., Warsaw, Poland | 100.00 |
| KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal | 100.00 |
| KRONES O.O.O., Moscow, Russian Federation | 100.00 |
| KRONES Romania Prod. S.R.L., Bucharest, Romania | 100.00 |
| KRONES AG, Buttwil, Switzerland | 100.00 |
| KRONES Iberica, S.A., Barcelona, Spain | 100.00 |
| KRONES S.R.O., Prague, Czech Republic | 100.00 |
| KRONES Ukraine LLC, Kiev, Ukraine | 100.00 |
| MAINTEC Service eood, Sofia, Bulgaria | 51.00 |
| MAINTEC Service Ges.m.b.H., Dorf an der Pram, Austria | 51.00 |
| KRONES Surlatina S.A., Buenos Aires, Argentina | 100.00 |
| KRONES do Brazil ltda., São Paulo, Brazil | 100.00 |
| KRONES S.A., São Paulo, Brazil | 100.00 |
| KRONES Machinery (Taicang) Co. Ltd., Taicang, China | 100.00 |
| KRONES Trading (Taicang) Co. Ltd., Taicang, China | 100.00 |
| KRONES Asia Ltd., Hong Kong, China | 100.00 |
| KRONES India Pvt. Ltd., Bangalore, India | 100.00 |
| KRONES Japan Co. Ltd., Tokyo, Japan | 100.00 |
| KRONES Machinery Co. Ltd., Brampton, Ontario, Canada | 100.00 |
| KRONES LCS Center East Africa Limited, Nairobi, Kenya | 100.00 |
| KRONES Andina Ltda., Bogotá, Colombia | 100.00 |
| KRONES Korea Ltd., Seoul, Korea | 100.00 |
| KRONES Mex S.A. DE C.V., Mexico City, Mexico | 100.00 |
| KRONES LCS Center West Africa Limited, Lagos, Nigeria | 100.00 |
| KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa | 100.00 |
| KRONES (Thailand) Co. Ltd., Bangkok, Thailand | 100.00 |
| KRONES, Inc., Franklin, Wisconsin, USA | 100.00 |
| Maquinarias KRONES de Venezuela s.a., Caracas, Venezuela | 100.00 |
| Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand | 49.00 |

* Direct and indirect shareholdings.

# Members of the Supervisory Board and the Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [Mitbestimmungsgesetz] of 1976 in 1987, the Supervisory Board was extended from six to twelve members. Pursuant to § 8 (1) of the articles of association, six members are elected by the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1 (1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Ernst Baumann
Chairman

Dr. Lorenz M. Raith
Chairman
until 17 June 2009
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Herbert Gerstner**
Member of the Works Council
until 17 June 2009

Dr. Klaus Heimann**
Director of the Youth, Training and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
HOYER GROUP

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Philipp Graf von und zu Lerchenfeld
Member of the Bavarian Landtag, Dipl.-Ing. agr., auditor and tax consultant
since 17 June 2009

Dr. Alexander Nerz
Attorney

Johann Robold**
Member of the Works Council
since 17 June 2009

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
1st authorised representative and treasurer of the IG METALL administrative office in Regensburg
* INFINEON TECHNOLOGIES AG

Josef Weitzer**
Chairman of the Works Council
* Member of the Board of Directors of Sparkasse Regensburg

Executive Board

Volker Kronseder
Chairman
Group Communication, Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management and Process Management
* KURTZ GMBH
KRONES INC., USA
MASCHINENFABRIK REINHAUSEN GMBH

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering and Product Divisions
* WINKLER & DÜNNEBIER AG

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

# Proposal for the use of the net accumulated loss of KRONES AG

KRONES AG had a net accumulated loss of €80,718,196.93 at 31 December 2009.

We propose to the annual shareholders' meeting on 16 June 2010 that this amount be carried forward.

Further, we propose to the annual shareholders' meeting that no dividend be paid for fiscal 2009.

Neutraubling, 30 March 2010
KRONES AG

The Executive Board



Volker Kronseder
(Chairman)



Hans-Jürgen Thaus
(Deputy Chairman)



Rainulf Diepold



Werner Frischholz



Christoph Klenk

We have audited the consolidated financial statements prepared by KRONES Aktiengesellschaft, Neutraubling, comprising the separate income statement, the statement of comprehensive income, the statement of financial position, the statement of cash flows, the statement of changes in equity and the notes to the consolidated financial statements, together with the group management report for the financial year from 1 January 2009 to 31 December 2009. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on the basis of samples within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Regensburg, 30 March 2010

KPMG Bayerische Treuhandgesellschaft
Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft

| Rupprecht | Medick |
|---|---|
| Wirtschaftsprüfer | Wirtschaftsprüfer |
| (German Public Auditor) | (German Public Auditor) |

# Glossary

| | |
|---|---|
| Affiliated companies | See subsidiaries |
| Cash flow | Financial flow variable indicating the cash surplus (net income plus depreciation). |
| Corporate governance | Responsible corporate management and supervision that is oriented toward long-term value creation. |
| DAX | Deutscher Aktienindex (DAX). Index containing the 30 biggest German companies (based on market capitalisation and trading volume). |
| Deferred tax items | Temporary differences between the taxes calculated on the results reported on tax statements and those calculated on the results recognised in the financial statements under IFRSS. The purpose is to show the tax expense in relation to the result under IFRSS. |
| EBITDA | Earnings before interest, taxes, depreciation and amortisation. |
| EBIT | Earnings before interest and taxes. |
| EBT | Earnings before taxes. |
| Equity | Funds made available to the company by the owners by way of contribution and/or investment plus retained earnings (or losses). |
| Free float | Portion of the total number of shares outstanding that is available to the public for trading. |
| IFRSS | International Financial Reporting Standards. Accounting standards issued by the International Accounting Standards Board (IASB) that are harmonised and applied internationally. |
| Market capitalisation | The value of a company based on the market price of issued and outstanding ordinary shares. Calculated by multiplying the share price by the number of shares. |
| MDAX | Index that contains the 50 biggest German and non-German companies (based on market capitalisation and trading volume) in the traditional sectors after those included in the DAX. |
| Net cash and equivalents | Cash and highly liquid securities under current assets less liabilities to banks. |
| Non-current assets | Assets which are intended to permanently serve the business operations. |
| Price/earnings (PE) ratio | The PE ratio is an important ratio for evaluating shares. It is calculated by dividing the share price by earnings per share. The lower the PE ratio, the better the value. |
| Return on equity | Ratio of net income to equity. |
| Return on equity before taxes | Ratio of earnings before taxes to average equity. |
| ROCE | Ratio of EBIT to average capital employed (total assets less interest-free liabilities and other provisions). |
| ROI | Return on investment. Ratio of earnings before taxes to total capital. |
| ROS | Return on sales. Ratio of earnings before taxes to sales. |
| Statement of cash flows | Statement of inflows and outflows of cash that shows the sources and uses of funds within the financial year. |
| Subsidiaries | All companies that are controlled, directly or indirectly, by a parent company due to majority interest and/or common management. |
| Total debt | Combined term for the provisions, liabilities, and deferred income stated on the liabilities side of the balance sheet. |
| Working capital | Working capital is calculated as current assets less cash and cash equivalents and less trade payables. Working capital expresses the portion of assets that are working for the company, i.e. generating sales revenues. |
| XETRA trading system | Electronic stock market trading system. |

**Financial calendar**

| | |
|---|---|
| 27 April 2010 | Annual report for 2009<br>Interim report for the period ended 31 March<br>Financial press conference |
| 16 June 2010 | Annual shareholders' meeting |
| 28 July 2010 | Interim report for the period ended 30 June |
| 27 October 2010 | Interim report for the period ended 30 September |

Print CO2 compensated
Ident-No. 104642

## KRONES Group product divisions and segments

Machines and lines for product filling and decoration

- Systems engineering
- Labelling technology
- Inspection technology
- Filling technology
- Cleaning technology
- Plastics technology
- Packing and palletising technology
- Conveyor technology

Machines and lines for beverage production/ process technology

- Brewhouse and filtration technology
- Information technology
- Internal logistics
- Product treatment technology

Machines and lines for the low output range (KOSME)

- Labelling technology
- Filling technology
- Plastics technology
- Packing and palletising technology
- Conveyor technology


## Publication credits

| | |
|---|---|
| Published by | KRONES AG<br>Böhmerwaldstrasse 5<br>93073 Neutraubling |
| Project lead | Hermann Graf Castell,<br>Head of corporate communications |
| Editing | Kristina Ebenbeck<br>CSR officer |
| Design | Büro Benseler |
| Text | KRONES AG,<br>InvestorPress GmbH |
| Photography | Uwe Moosburger,<br>Jessica Pfleiderer,<br>KRONES AG |
| Printing & Litho | Mediahaus Biering GmbH |
| Paper | PhoeniXmotion, Munken Polar |
| Circulation | 2,500 German<br>1,500 English |




Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-002207
© 1996 Forest Stewardship Council
FSC


The production of and the paper used for the KRONES Group's 2009 Annual Report have been certified in accordance with the criteria of the Forest Stewardship Council (FSC). The FSC prescribes strict standards for forest management, thus helping to prevent uncontrolled deforestation, human rights violations, and environmental damage. Because products bearing the FSC label are handled by various enterprises along the trading and processing chain, the companies that process the paper, such as printers, are also certified under FSC rules.

## At a glance: new orders, orders on hand, capital expenditure, earnings per share

→

New orders
Orders on hand
Capital expenditure
Earnings per share

Product divisions and segments



KRONES Group new orders, in €m
1,736
1,967
2,300
2,326
1,916
2005
2006
2007
2008
2009
KRONES Group orders on hand, in €m
691
747
891
837
889
2005
2006
2007
2008
2009




KRONES Group capital expenditure, in €m
78.3
77.7
97.5
111.9
88.2
2005
2006
2007
2008
2009
KRONES Group earnings per share, in €
2.00
2.45
3.25
3.39
−1.13
2005
2006
2007
2008
2009

## Contact

KRONES AG
Investor Relations
Olaf Scholz
Phone +49 9401 70-1169
Fax +49 9401 70-3205
E-mail olaf.scholz@krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

This Annual Report is also available in German. We would be happy to mail you a copy on request. You can also find it in the Investor Relations section at krones.com.

This English language report is a translation of the original German KRONES Konzern Geschäftsbericht 2009. In case of discrepancies the German text shall prevail.

KRONES

RECEIVED
2010 MAY 19 P 2:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Q1 2010

Interim report for the period from 1 January to 31 March 2010


KRONES

| Key figures at a glance | | Q1 2010 | Q1 2009 | Change |
|---|---|---|---|---|
| Sales | € m | 533.5 | 482.3 | 10.6% |
| New orders, cumulative, including Lifecycle Service | € m | 550.4 | 414.5 | 32.8% |
| Orders on hand at 31 March, including Lifecycle Service | € m | 905.3 | 769.6 | 17.6% |
| Capital expenditure for PP&E and intangible assets | € m | 12.3 | 22.0 | –44.1% |
| | | | | |
| Employees at 31 March | | | | |
| Worldwide | | 10,192 | 10,273 | –0.8% |
| Germany | | 8,073 | 8,206 | –1.6% |
| | | | | |
| Earnings per share | € | 0.30 | –0.17 | – |
| | | | | |
| EBITDA | € m | 27.0 | 8.2 | – |
| EBIT | € m | 12.7 | –5.9 | – |
| EBT | € m | 13.2 | –4.0 | – |
| Net income | € m | 9.1 | –5.1 | – |
| Cash flow, gross | € m | 23.4 | 9.0 | – |

## Dear shareholders and friends of KRONES,

Germany will soon experience a shortage of workers. That is the conclusion of a study undertaken by the management consulting firm McKinsey. According to the study, companies will begin to have difficulty filling vacancies with qualified personnel beginning in 2015. By 2020, the shortage could amount to some two million workers. For this reason, McKinsey recommends that companies maintain their core workforces despite the difficult economic times. This recommendation confirms that KRONES' strategy is the right one. While many companies slashed jobs last year in order to cut costs in the short term, we held on to our core workforce – in keeping with our corporate strategy of doing business sustainably.

Already in the first quarter of 2010, this decision is paying off as demand for our products and services – and therefore utilisation of our production capacities – has picked up considerably. New orders were up 32.8% compared with a year ago, to €550.4m and sales rose 10.6% to €533.5m. After having posted a loss in every quarter of 2009, KRONES generated earnings before taxes of €13.2m in the period from January to March 2010.

The speed and extent to which the economic situation continues to change is truly remarkable. Less than a year ago, economists feared that the global economy was sliding into a deep, long depression. Happily, that worry is now a thing of the past. The rapid ups and downs that were previously known only to the stock markets appear to be having more and more of an impact on the real economy. KRONES is adapting to this new situation and working – through the Conversion programme – to ensure that we can react to changes from outside with even greater agility and flexibility.





Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

## Global economy is back on course for growth

*The global economy escaped the recession faster than expected.*

Most economists expect the global economy to recover from last year's deep recession in 2010. Billions in economic stimulus packages in many industrialised and emerging economies, together with expansionary monetary policy of the world's most important central banks have had a positive impact on economic activity. The International Monetary Fund (IMF) expects the global economy to grow by 3.9% this year.

Experts are predicting the strongest growth to be in Asia's emerging and developing countries. The IMF growth forecast for China's economy is 10%. For India, the growth forecast is almost 8%. Even the world's biggest economy is once again gaining momentum. The IMF estimates that the USA's gross domestic product (GDP) will grow 2.7% this year. Experts are predicting just 1.0% growth for the euro area.

The ifo business climate index, one of the most important leading indicators for the German economy, improved further in March, bolstering hopes that Germany is on the road to a significant economic recovery. After a relatively weak first quarter, the domestic economy will likely pick up increasing momentum over the course of the year. The IMF forecasts 1.5% GDP growth for Germany in 2010.

## The German machinery sector is slowly climbing out of the trough

*New orders in the German machinery sector in February were up considerably year-over-year.*

The German Engineering Federation (VDMA) believes the crisis in the industry is not yet over but that the sharp downturn has ended. Customers' propensity to place orders has improved recently, though it is starting out from a very low level. In February 2010, new orders in the industry were 26% higher than a year earlier. Business in Germany improved 16% while demand from abroad increased 32%. A less volatile three-month comparison of the period from December 2009 to February 2010 reveals a 10% year-over-year increase in new orders. The VDMA expects total output among German machinery and industrial equipment manufacturers to stagnate this year. In 2009, output slumped by around 25%.


New orders in Germany's machinery sector
Germany
Rest of world
150
140
130
120
110
100
90
80
70
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Price-adjusted index, 2005 basis = 100

Source: VDMA, 31 March 2010

## Sales up 10.6% year-over-year

The global financial and economic crisis had prompted KRONES' customers to cut back sharply on capital spending, particularly in the first half of 2009. Since the drinktec in September 2009, the world's biggest trade fair for the beverage and packaging industry, the entire industry has recovered from its shock-induced paralysis. The general economic situation has also improved in recent months. And this has had a positive impact on business activity at KRONES.

In the first quarter of 2010, the company's sales were €533.5m, up 10.6% from the year-earlier period. KRONES' plastics technology division accounted for lion's share of those sales. This business unit supplies machines and lines for producing and filling bottles made of PET (polyethylene terephthalate). Sales in KRONES' services division increased even more sharply than new machinery sales.

KRONES Group sales, in € m, 1 January – 31 March


451.6
505.0
595.2
482.3
533.5
2006
2007
2008
2009
2010

## Sales by region

*KRONES' ratio of exports to total sales was nearly 90% in the first quarter of 2010.*

Sales in Germany were down 38.3% in the first quarter of 2010 compared to the year-earlier period, from €88.4m to €54.6m. However, it should be noted that invoice timing had resulted in an exceptionally sharp increase in sales in Germany for the first three months of 2009.

Sales in Europe (excluding Germany) were down 0.7% from January to March 2010 to €152.8m (previous year: €153.9m). That means business in Europe, which had been hit especially hard by the weak Eastern European market, has stabilised at a low level.

KRONES continued to gain ground in the rest of the world. Sales in the first quarter of 2010 were up 35.9% compared to the year-earlier period, from €240.0m to €326.1m. In the first quarter of 2010, 61.1% of KRONES' total sales were generated outside Europe (previous year: 49.8%). Sales growth was especially strong in China and the rest of Asia.

# New orders and orders on hand

## New orders picking up considerably

Already last year, new orders had risen from quarter to quarter. This trend picked up momentum in the first three months of 2010. From January to March, the company received orders totalling €550.4m. Compared with the first quarter of 2009, that is an increase of 32.8%.

*New orders at KRONES were almost one-third higher in the first quarter of 2010 compared to the year-earlier period.*

While demand for complete bottling lines had slumped during fiscal 2009, new orders for complete lines increased in the first three months of 2010. We were not yet able to land a greenfield project (in which KRONES is the general contractor, responsible for constructing and equipping a new beverage plant from the ground up) in the first quarter. Nevertheless, we view as a positive signal the fact that interest in such complex, high-margin projects has been increasing over the past several months.

In regional terms, new orders from Asia, China, Africa, and the Middle East were especially good in the first three months of fiscal 2010. While our customers in Central and Western Europe are slowly beginning to spend more on capital investments, demand from the USA and Eastern Europe remained weak during the reporting period.

## Orders on hand at the end of March total more than €900m

The orders backlog of €905.3m at the end of March 2010 reflects the fact that business has picked up for KRONES in recent months. It is more than €135m larger than it was a year ago, which increases the company's planning security for the months ahead.


KRONES Group new orders, in € m,
1 January – 31 March
488.5
557.1
607.3
414.5
550.4
2006
2007
2008
2009
2010
KRONES Group orders on hand, in € m,
at 31 March
727.5
798.8
903.0
769.6
905.3
2006
2007
2008
2009
2010

## KRONES posts a profit for the first quarter

After having posted a loss for all four quarters in the crisis year 2009, KRONES was back in the black in the first three months of 2010. From January to March, KRONES generated earnings before taxes (EBT) of €13.2m. In the year-earlier period, EBT was –€4.0m. The improved economic situation and the resulting increase in capacity utilisation and better fixed charge coverage were key factors enabling this turnaround.

Although the beverage and packaging industry has recovered somewhat from its deep slump, the market as a whole is still far from its pre-crisis level. As a result, price quality on our orders was still unsatisfactory during the reporting period. The EBT margin, the ratio of earnings before taxes to sales, was 2.5% in the first quarter.

*KRONES was back in the black in the first quarter after having posted losses last year.*


Earnings before taxes (EBT), in € m,
1 January – 31 March
30.5
36.1
45.6
–4.0
13.2
2006
2007
2008
2009
2010
Consolidated net income, in € m,
1 January – 31 March
19.1
22.9
30.7
–5.1
9.1
2006
2007
2008
2009
2010

Net income for the period from January to March 2010 was up €14.2m from the year-earlier period to €9.1m. Earnings per share amounted to €0.30 (previous year: –€0.17).


Earnings per share, in €, 1 January – 31 March
0.60
0.72
0.98
–0.17
0.30
2006
2007
2008
2009
2010

## KRONES Group earnings structure, in € m

| | 2010<br>1 Jan–31 Mar | 2009<br>1 Jan–31 Mar | Change |
|---|---|---|---|
| Sales revenue | 533.5 | 482.3 | 10.6% |
| Changes in inventories of finished goods and work in progress | 23.7 | –26.5 | – |
| **Total operating revenue** | **557.2** | **455.8** | **22.2%** |
| Goods and services purchased | –296.0 | –234.2 | 26.4% |
| Personnel expenses | –175.9 | –160.0 | 9.9% |
| Other operating income (expenses) and own work capitalised | –58.3 | –53.4 | 9.2% |
| EBITDA | 27.0 | 8.2 | – |
| Depreciation, amortisation, and write-downs of intangible assets, property, plant and equipment, and non-current financial assets | –14.3 | –14.1 | 1.4% |
| EBIT | 12.7 | –5.9 | – |
| Financial income (expense) | 0.5 | 1.9 | – |
| Earnings before taxes (EBT) | 13.2 | –4.0 | – |
| Income tax | –4.1 | –1.1 | – |
| **Consolidated net income** | **9.1** | **–5.1** | – |

*Our Conversion programme continued to bear fruit in the first quarter.*

Since business had picked up and the company's cost-saving efforts were taking effect, KRONES was profitable again in the first three months of 2010. Total operating revenue for the first quarter of 2010 was up 22.2% compared to the year-earlier period, to €557.2m. Total operating revenue increased far more sharply during the reporting period than sales (+10.6%) because inventories of finished goods and work in progress increased €23.7m. That figure had decreased by €26.5m in the period from January to March 2009.

The fact that expenses for goods and services purchased increased 26.4%, from €234.2m to €296.0m, and therefore more than proportionately to total operating revenue, is due in large part to the fact that KRONES once again hired a large number of temporary workers to handle increased demand in the first quarter. The ratio of expenses for goods and services purchased to total operating revenue was 53.1% in the first quarter (previous year: 51.4%). Personnel expenses grew less than proportionately to total operating revenue. At €175.9m, the figure was down 9.9% from the year-earlier figure of €160.0m. In the first quarter of this year, KRONES did not use any short-time working schemes. The ratio of personnel expenses to total operating revenue declined from 35.1% a year earlier to 31.6%.

When the first signs of an impending global recession were emerging at the end of 2008, KRONES launched the »Conversion« programme. Reducing other operating expenses was one of the measures taken under this programme. These cuts continued to bear fruit in the first quarter of 2010. The net of other operating income and expenses and own work capitalised in relation to total operating revenue decreased from 11.7% in the year-earlier period to 10.5% in the first quarter of 2010.

# Cash flow



## KRONES Group cash flow, in € m

| | 2010<br>1 Jan–31 Mar | 2009<br>1 Jan–31 Mar | Change<br>in € m |
|---|---|---|---|
| EBT | **13.2** | –4.0 | 17.2 |
| Cash flow from operating activities | **–22.8** | –54.7 | 31.9 |
| Cash flow from investing activities | **–11.2** | –24.8 | 13.6 |
| **Free cash flow** | **–34.0** | **–79.5** | **45.5** |
| Cash flow from financing activities | **–0.4** | 20.0 | –20.4 |
| Net change in cash and cash equivalents | **–34.4** | –59.5 | 25.1 |
| Change in cash and cash equivalents arising from exchange rates | **–0.3** | –0.4 | 0.1 |
| Cash and cash equivalents at the beginning of the period | **135.5** | 108.4 | 27.1 |
| **Cash and cash equivalents at the end of the period** | **100.8** | **48.5** | **52.3** |

*KRONES' cash flow improved on the previous year.*

KRONES' cash flow from operating activities improved in the period from January to March 2010 to –€22.8m from –€54.7m in the year-earlier period. The primary reason why cash flow from operating activities was negative is that invoice timing resulted in an increase in trade receivables in the first quarter of this year. Lower tax prepayments helped to offset that effect.

KRONES invested €12.3m in intangible assets and in property, plant and equipment (PP&E) during the reporting period, which was €9.7m less than the previous year. A large portion of this spending went toward new production machinery. In the first quarter of 2009 the company was still investing in the expansion of the new technology centre in Neutraubling, which was completed last year.

Free cash flow – that is, cash flow from operating activities less capital expenditure – improved by €45.5m, from –€79.5m the previous year to –€34.0m in the first quarter of 2010. We expect KRONES to generate positive free cash flow for the year 2010 as a whole.

While the company had taken out a short-term loan of €40.6m in the first quarter of 2009, KRONES' did not need to borrow during the reporting period because sufficient funds were available. Accounting for changes arising from exchange rates, KRONES had cash and cash equivalents totalling €100.8m at 31 March 2010 (previous year: €48.5m).

KRONES Group cash flow from operating activities, in € m, 1 January – 31 March



–8.3
–22.2
–22.8
–54.7
–22.8
2006
2007
2008
2009
2010

# Assets and capital structure

## KRONES Group assets and capital structure, in € m

| | 31 Mar 2010 | 31 Dec 2009 | 31 Dec 2008 | 31 Dec 2007 |
|---|---|---|---|---|
| Non-current assets | **544** | 542 | 534 | 475 |
| of which property, plant and equipment, intangible assets, and non-current financial assets | **496** | 496 | 482 | 422 |
| Current assets | **1,287** | 1,248 | 1,291 | 1,209 |
| of which cash and equivalents | **101** | 136 | 108 | 54 |
| Equity | **712** | 696 | 790 | 708 |
| Total debt | **1,119** | 1,094 | 1,035 | 976 |
| Non-current liabilities | **123** | 125 | 144 | 155 |
| Current liabilities | **996** | 969 | 891 | 821 |
| **Total assets** | **1,831** | **1,790** | **1,825** | **1,684** |

At €1,831.2m, KRONES' total assets at the end of March 2010 were up 2.3% from the reporting date for 2009. This change also reflects the increase in business volume.

*KRONES has a solid balance sheet structure. The equity ratio at the end of March 2010 was 38.9%, well above the industry average.*

In the first quarter of 2010, KRONES had non-current assets totalling €544.4m (31 December 2009: €542.5m). At €496.1m, the total of property, plant and equipment, intangible assets, and non-current financial assets was virtually unchanged from the reporting date for 2009 (€495.8m). By far the largest portion of this figure was property, plant and equipment, with a carrying value of €403.5m at 31 March 2010. The company's intangible assets, which amounted to €91.1m at the end of March (31 December 2009: €86.1m), are primarily development costs that must be capitalised.

KRONES had current assets totalling €1,286.8m at the end of the first quarter of 2010. The fact that this figure is 3.0% higher than at the reporting date for 2009 is due primarily to an increase in current trade receivables as a result of invoice timing. At €522.0m, trade receivables at 31 March 2010 were €63.7m higher than at the end of 2009. By contrast, inventories were up only slightly, to €530.7m (31 December 2009: €521.9m). All told, the ratio of working capital to sales improved on the previous year, from 31.1% to 26.0%.

Capital expenditure for PP&E and intangible assets, in € m, 1 January – 31 March


17.2
17.6
15.7
22.0
12.3
2006
2007
2008
2009
2010

The other assets, which consist primarily of advances paid and tax receivables, amounted to €128.6m. At the end of March 2010, KRONES had cash and cash equivalents of €100.8m (31 December 2009: €135.5m).

Due primarily to the positive first-quarter earnings, the company's equity was up from €695.7m at the reporting date for 2009 to €711.7m. The equity ratio was 38.9% at the end of March (31 December 2009: 38.9%). Even after the difficult year 2009, KRONES still has a comfortable equity ratio that is well above the industry average.

KRONES' non-current liabilities, primarily provisions for pensions and other provisions, totalled €123.5m at the end of the quarter. The company had no non-current bank debt at 31 March 2010.

At €996.0m, current liabilities were up slightly from the end of 2009 (€969.8m). The increase is due primarily to higher advances received from customers and other liabilities and accruals. KRONES had no current bank debt at the end of March 2010. Thus, KRONES had net cash and cash equivalents of €100.8m at 31 March.

KRONES Group cash and cash equivalents at 31 March, in € m


100.8
44.3
42.7
48.5
33.5
2006
2007
2008
2009
2010

## KRONES employed 10,192 people at the end of March

Despite the sharp slump in business last year, KRONES maintained its core workforce for strategic reasons. At 31 March 2010 KRONES employed 10,192 people, just 81 fewer than at the end of the first quarter of 2009. KRONES employed 8,073 people in Germany (previous year: 8,206) and 2,119 outside Germany (previous year: 2,067). At 31 March 2010, KRONES was training 447 young people.

Sales by segment 1 Jan–31 Mar 2010


Machines and lines for product filling and decoration
87.4%* (€466.6m)
Machines and lines for beverage production/ process technology
9.2%* (€48.9m)
Machines and lines for the low output range (KOSME)
3.4%* (€18.0m)

* Share of consolidated sales of €533.5m

Sales by segment 1 Jan–31 Mar 2009


Machines and lines for product filling and decoration
89.3%* (€430.8m)
Machines and lines for beverage production/ process technology
7.2%* (€34.8m)
Machines and lines for the low output range (KOSME)
3.5%* (€16.7m)

* Share of consolidated sales of €482.3m

## Segment revenues

*Sales in all three segments were up on year-earlier levels.*

In the first quarter of 2010 sales in our core segment, »machines and lines for product filling and decoration«, improved 8.3% on the year-earlier period to €466.6m (previous year: €430.8m). Thus, the segment has recovered from the 2009 sales slump (–23.7%). The largest share of segment sales came from our plastics division, which produces machines and lines for producing, filling, and packaging PET bottles. Our core segment contributed 87.4% to total sales for the quarter (previous year: 89.3%).

»Machines and lines for beverage production/process technology« increased sales 40.5% in the period from January to March 2010 compared with the year-earlier period, from €34.8m to €48.9m. It should be noted here that the first quarter of 2009 had been very weak due to invoice timing. Breweries in Africa in particular were buying KRONES brewhouses and other process technology products in the first quarter of 2010. The segment's share of total sales rose from 7.2% last year to 9.2%.

In our smallest segment, »machines and lines for the lower output range (KOSME)«, sales were up 7.8% to €18.0m (previous year: €16.7m). KOSME is growing with a range of new products, several of which were unveiled in the first quarter. The fact that KOSME customers can use KRONES' entire Lifecycle Service network is an additional selling point for the segment's products. KOSME accounted for 3.4% of consolidated sales in the first quarter of 2010 (previous year: 3.5%).

## Segment earnings

After having posted negative earnings before taxes (EBT) of –€0.9m in the first three months of 2009, our core segment »machines and lines for product filling and decoration« generated strong positive earnings in the first quarter of 2010, with EBT of €13.5m. Due in part to unsatisfactory price quality in the first quarter, the EBT margin of 2.9% (the ratio of EBT to sales) was still far from its pre-crisis level.

*Our core segment improved earnings considerably in the reporting period.*

Earnings before taxes in the »machines and lines for beverage production/process technology« segment improved from –€2.7m in the first quarter of 2009 to +€1.3m for the first three months of this year. The larger share of KRONES' own products within the segment's total sales had a positive impact on earnings. The EBT margin rose from –7.8% in the year-earlier period to +2.6%.

The cost of restructuring activities cut into earnings in the »machines and lines for the low output range (KOSME)« segment. KRONES had increased its shareholding in KOSME to 100% in early 2009. The company's aim is now to streamline processes and further improve the range of products offered. Earnings before taxes remained negative in the first quarter, at –€1.6m (previous year: –€0.4m). The tight financing situation for smaller customers will continue to weigh on earnings in this segment.

| Product filling and decoration | | 2010<br>1 Jan–31 Mar | 2009<br>1 Jan–31 Mar |
|---|---|---|---|
| EBIT | in €m | 14.0 | –2.8 |
| EBT | in €m | 13.5 | –0.9 |
| EBT margin | in % | 2.9 | –0.2 |

| Beverage production/process technology | | 2010<br>1 Jan–31 Mar | 2009<br>1 Jan–31 Mar |
|---|---|---|---|
| EBIT | in €m | 1.3 | –3.0 |
| EBT | in €m | 1.3 | –2.7 |
| EBT margin | in % | 2.6 | –7.8 |

| KOSME | | 2010<br>1 Jan–31 Mar | 2009<br>1 Jan–31 Mar |
|---|---|---|---|
| EBIT | in €m | –2.6 | –0.1 |
| EBT | in €m | –1.6 | –0.4 |
| EBT margin | in % | –8.9 | –2.4 |

## Share indices up in the first quarter

After posting sharp gains in 2009, the world's stock markets started 2010 weaker. The fact that many countries are burdened with heavy debt following the global recession weighed heavily on share prices, as did fears of another economic slump. By early February, Germany's lead share index, the DAX, was down nearly 10% from where it had closed the year 2009, to 5,400. The EURO STOXX 50, the Dow Jones, and the Nikkei index all underwent similar corrections during this period.

After this, investors plucked up renewed courage and share prices recovered sharply. Good economic data supported the new uptrend. Low interest rates meant that investors did not have recourse to attractive alternatives to stocks. By 31 March 2010, the DAX had not only recouped its losses but gained around 3.3% from the start of the year, reaching 6,150 points. Several successful initial public offerings (IPOs) in March are another indication of the positive mood on Germany's stock markets at the end of the quarter.

With a gain of 8.5%, the MDAX improved even more than the DAX. The mid-cap index benefitted from the fact that it contains many cyclical stocks. The brighter economic outlook had investors especially keen on these stocks.

## KRONES share price climbs 7.3%

*KRONES' share price gain was on par with the MDAX for the first quarter.*


KRONES share price performance 1 Jan – 31 March 2010
39.00
38.50
38.00
37.50
37.00
36.50
36.00
35.50
35.00
34.50
34.00
33.50
January
February
March
KRONES share
MDAX (indexed)

Like the market as a whole, the KRONES share was weaker from start of the year to the end of January. Then, as it became apparent that the machinery sector likely had the worst behind it, the share price improved considerably. Positive analyst commentaries on KRONES' share also helped fuel the uptrend. The share reached its high for the first quarter of 2010 (€39.60) on 12 March. Our share had closed 2009 at €35.50. In mid-March, the company released its preliminary figures for 2009 and an outlook for the current year. These met the expectations of analysts. At the end of March, our share was up 7.3% compared with the start of the year, to €38.09.

## Risk management system is always evolving

KRONES is exposed to a variety of risks that are inextricably linked with doing business globally. We continuously monitor all significant business processes to identify risks early and to actively manage and limit them. An internal monitoring and control system with which we record, analyse, and assess all relevant risks is an integral part of the risk management system at KRONES. Our risk management system consists of the following modules: risk analysis, risk monitoring, and risk planning and management.

### Risk analysis

In order to identify risks early, we continuously monitor all business activities. We conduct a profitability analysis on all of our quotes before accepting any order. For orders that exceed a specified volume, we also conduct a multi-dimensional risk analysis. Apart from profitability, we also individually record and evaluate financing risks, technological risks, and scheduling and other contractual risks.

### Risk monitoring

We use a variety of interlinked controlling processes to monitor risks within the KRONES Group. Regular comprehensive reports from the individual business units keep the Executive Board and other decision-makers apprised of all possible risks and deviations from company planning in a timely manner.

### Risk planning and control

We use the following tools to plan our business activities and control risk within our risk monitoring and control system: annual planning, medium-term planning, strategic planning, rolling forecasts, monthly and quarterly reports, capital expenditure planning, production planning, capacity planning, project controlling, accounts receivable management, exchange rate hedges, and insurance policies.

### Threats

Viewed from today's perspective, KRONES is not exposed to any risks that threaten the company's continued existence. A detailed discussion of the risks faced by the company and a description of our risk management can be found in the Management Report beginning on p. 62 of our 2009 Annual Report. There have been no material changes with respect to the company's key risks for the first quarter of 2010 since the statements made in the annual report.

# Outlook

## Cautious optimism for 2010

After the most severe recession since the World War II, the global economy is on the road to recovery. However, threats to a sustained recovery remain and the possible scenarios for the global economic trend vary widely. While many experts are predicting real GDP growth of over 5% in the Asia-Pacific region, growth forecasts for the rest of the world – particularly Europe, CIS, and North America – are far more subdued. Thus, no truly reliable trends or forecasts have emerged that show a clear direction. The web of global risk factors is complex:

- Global economic growth
- Monetary policy, inflation risks, and exchange rate policy
- Financial markets and financial market regulations
- New protectionism
- Raw materials, procurement markets, energy, the environment
- Labour markets

The future development of the global economy is still fraught with considerable uncertainty.

KRONES' long-term outlook for growth is still good because the megatrends will benefit our industry. The world's population is still growing. Wealth and consumption are increasing in many countries. Food and drink are basic human needs. In addition, our customers have to offer an ever-increasing variety of products in order to survive in their markets, some of which are already saturated. KRONES benefits from this situation because our complete portfolio has a suitable solution for every customer.

Our business model and clear strategy have proved their worth.

We have learned from the crisis. We will continue to tap considerable potential with our »Conversion« programme, which entails changing our thinking as well as our organisation, to adapt KRONES to cope in more volatile markets.

Given the positive developments in the first quarter of 2010, KRONES is cautiously optimistic about the year as a whole. We expect to achieve sales growth between 5% and 15% and consolidated net income in the double-digit millions. Assuming that conditions remain as they are, we expect the earnings trend to remain positive in 2011.



# Statement of financial position for the KRONES Group

| Assets | 31 Mar 2010 | | 31 Mar 2009 | |
|---|---|---|---|---|
| | € m | € m | € m | € m |
| Intangible assets | 91.1 | | 86.1 | |
| Property, plant and equipment | 403.5 | | 407.4 | |
| Non-current financial assets | 1.5 | | 2.3 | |
| **Property, plant and equipment, intangible assets, and non-current financial assets** | **496.1** | | **495.8** | |
| Deferred tax assets | 13.7 | | 12.0 | |
| Trade receivables | 17.7 | | 18.8 | |
| Current tax receivables | 10.8 | | 10.9 | |
| Other assets | 6.1 | | 5,0 | |
| **Non-current assets** | | **544.4** | | **542.5** |
| Inventories | 530.7 | | 521.9 | |
| Trade receivables | 522.0 | | 458.3 | |
| Current tax receivables | 4.7 | | 5.3 | |
| Other assets | 128.6 | | 127.0 | |
| Cash and cash equivalents | 100.8 | | 135.5 | |
| **Current assets** | | **1,286.8** | | **1,248.0** |
| **Total** | | **1,831.2** | | **1,790.5** |

| Equity and liabilities | 31 Mar 2010 | | 31 Mar 2009 | |
|---|---|---|---|---|
| | € m | € m | € m | € m |
| **Equity** | | **711.7** | | **695.7** |
| Provisions for pensions | 78.0 | | 76.8 | |
| Deferred tax liabilities | 1.6 | | 2.2 | |
| Other provisions | 37.7 | | 37.7 | |
| Liabilities to banks | 0.0 | | 0.0 | |
| Other financial liabilities | 1.6 | | 2.9 | |
| Other liabilities | 4.6 | | 5.4 | |
| **Non-current liabilities** | | **123.5** | | **125.0** |
| Other provisions | 176.6 | | 183.8 | |
| Provisions for taxes | 14.4 | | 8.1 | |
| Liabilities to banks | 0.0 | | 0.0 | |
| Advances received | 459.2 | | 434.2 | |
| Trade payables | 135.2 | | 162.3 | |
| Other financial liabilities | 8.8 | | 5.9 | |
| Other liabilities and accruals | 201.8 | | 175.5 | |
| **Current liabilities** | | **996.0** | | **969.8** |
| **Total** | | **1,831.2** | | **1,790.5** |

# Separate income statement for the KRONES Group

| | 2010<br>1 Jan–31 Mar<br>in € m | 2009<br>1 Jan–31 Mar<br>in € m | Change<br>% |
|---|---|---|---|
| **Sales revenue** | **533.5** | **482.3** | **10.6** |
| Changes in inventories of finished goods and work in progress | 23.7 | –26.5 | |
| **Total operating revenue** | **557.2** | **455.8** | **22.2** |
| Goods and services purchased | –296.0 | –234.2 | 26.4 |
| Personnel expenses | –175.9 | –160.0 | 9.9 |
| Other operating income (expenses) and own work capitalised | –58.3 | –53.4 | 9.2 |
| Depreciation, amortisation, and write-downs of intangible assets, property, plant and equipment, and non-current financial assets | –14.3 | –14.1 | 1.4 |
| **EBIT** | **12.7** | **–5.9** | – |
| Financial income (expense) | 0.5 | 1.9 | – |
| **Earnings before taxes (EBT)** | **13.2** | **–4.0** | – |
| Income tax | –4.1 | –1.1 | – |
| **Consolidated net income** | **9.1** | **–5.1** | – |
| Profit (loss) share of non-controlling interests | 0.0 | 0.0 | |
| Profit (loss) share of KRONES Group shareholders | 9.1 | –5.1 | |
| Earnings per share (diluted/basic) in € | 0.30 | –0.17 | |

# Statement of cash flows for the KRONES Group



| | 2010<br>1 Jan–31 Mar<br>€m | 2009<br>1 Jan–31 Mar<br>€m |
|---|---|---|
| **Earnings before taxes** | **13.2** | **–4.0** |
| Depreciation and amortisation (reversals) | 14.3 | 14.1 |
| Increase (previous year: decrease) in provisions | 22.7 | –3.4 |
| Deferred tax item changes recognised in profit or loss | –1.1 | –1.4 |
| Interest expenses and interest income | –0.5 | –1.3 |
| Proceeds and losses from the disposal of non-current assets | –0.1 | 0.0 |
| Other non-cash expenses and income | 2.2 | 0.2 |
| Increase (previous year: decrease) in inventories, trade receivables, and other assets not attributable to investing or financing activities | –79.0 | 76.4 |
| Increase (previous year: decrease) in trade payables and other liabilities not attributable to investing or financing activities | 8.7 | –114.2 |
| **Cash generated from operating activities** | **–19.6** | **–33.6** |
| Interest paid | –0.6 | –0.4 |
| Income tax paid and refunds received | –2.6 | –20.7 |
| **Cash flow from operating activities** | **–22.8** | **–54.7** |
| | | |
| Cash payments to acquire intangible assets | –7.7 | –10.4 |
| Cash payments to acquire property, plant and equipment | –4.6 | –11.6 |
| Proceeds from the disposal of property, plant and equipment | 0.1 | 0.0 |
| Purchase of shares in affiliated companies | 0.0 | –3.1 |
| Interest received | 1.0 | 0.3 |
| **Cash flow from investing activities** | **–11.2** | **–24.8** |
| | | |
| Purchase of treasury shares | 0.0 | –20.2 |
| Proceeds from new borrowing | 0.0 | 40.6 |
| Cash payments to pay lease liabilities | –0.4 | –0.4 |
| **Cash flow from financing activities** | **–0.4** | **20.0** |
| | | |
| Net change in cash and cash equivalents | –34.4 | –59.5 |
| Changes in cash and cash equivalents arising from exchange rates | –0.3 | –0.4 |
| | | |
| **Cash and cash equivalents at the beginning of the period** | **135.5** | **108.4** |
| | | |
| **Cash and cash equivalents at the end of the period** | **100.8** | **48.5** |

# Statement of changes in equity for the KRONES Group

| | Parent company | | | | | | | Non-controlling interests | Group equity |
|---|---|---|---|---|---|---|---|---|---|
| | Issued capital | Capital reserves | Retained earnings | Currency differences in equity | Other reserves | Group unappropriated profit (net accumulated loss) | Equity | Equity | |
| | €m | €m | €m | €m | €m | €m | €m | €m | €m |
| **At 31 December 2008** | **40.0** | **103.7** | **476.7** | **–8.9** | **1.5** | **175.8** | **788.8** | **1.2** | **790.0** |
| Consolidated net income Q1 2009 | | | | | | –5.1 | **–5.1** | 0.0 | **–5.1** |
| Treasury shares | | –20.2 | | | | | **–20.2** | | **–20.2** |
| Currency differences | | | | –0.4 | | | **–0.4** | | **–0.4** |
| Changes in the consolidated group | | | –2.6 | | | | **–2.6** | –1.2 | **–3.8** |
| Hedge accounting | | | | | –0.4 | | **–0.4** | | **–0.4** |
| **At 31 March 2009** | **40.0** | **83.5** | **474.1** | **–9.3** | **1.1** | **170.7** | **760.1** | **0.0** | **760.1** |
| Dividend payment (€0.60 per share) | | | | | | –18.1 | **–18.1** | | **–18.1** |
| Consolidated net income 9 months 2009 | | | | | | –29.6 | **–29.6** | 0.2 | **–29.4** |
| Purchase of treasury shares | | –16.9 | | | | | **–16.9** | | **–16.9** |
| Allocation to retained earnings | | | 18.5 | | | –18.5 | **0.0** | | **0.0** |
| Changes in the consolidated group | | | –4.0 | | | | **–4.0** | 0.6 | **–3.4** |
| Currency differences | | | | 4.5 | | 0.2 | **4.7** | | **4.7** |
| Hedge accounting | | | | | –1.3 | | **–1.3** | | **–1.3** |
| **At 31 December 2009** | **40.0** | **66.6** | **488.6** | **–4.8** | **–0.2** | **104.7** | **694.9** | **0.8** | **695.7** |
| Consolidated net income Q1 2010 | | | | | | 9.1 | **9.1** | 0.0 | **9.1** |
| Currency differences | | | | 7.9 | | | **7.9** | | **7.9** |
| Hedge accounting | | | | | –1.0 | | **–1.0** | | **–1.0** |
| **At 31 March 2010** | **40.0** | **66.6** | **488.6** | **3.1** | **–1.2** | **113.8** | **710.9** | **0.8** | **711.7** |

# Statement of comprehensive income

| | 2010<br>1 Jan–31 Mar<br>€m | 2009<br>1 Jan–31 Mar<br>€m |
|---|---|---|
| Consolidated net income (loss) | 9.1 | –5.1 |
| Exchange differences on translation | 7.9 | –0.4 |
| Available-for-sale financial instruments | | |
| Derivative financial instruments | –1.0 | –0.4 |
| Other comprehensive income | 6.9 | –0.8 |
| **Total comprehensive income** | **16.0** | **–5.9** |
| of which attributable to non-controlling interests | 0.0 | 0.0 |
| of which attributable to KRONES Group shareholders | 16.0 | –5.9 |

# Segment reporting

| | Machines and lines for product filling and decoration | | Machines and lines for beverage production/ process technology | | Machines and lines for the low output range (KOSME) | | KRONES Group | |
|---|---|---|---|---|---|---|---|---|
| | 2010<br>1 Jan–31 Mar<br>in €m | 2009<br>1 Jan–31 Mar<br>in €m | 2010<br>1 Jan–31 Mar<br>in €m | 2009<br>1 Jan–31 Mar<br>in €m | 2010<br>1 Jan–31 Mar<br>in €m | 2009<br>1 Jan–31 Mar<br>in €m | 2010<br>1 Jan–31 Mar<br>in €m | 2009<br>1 Jan–31 Mar<br>in €m |
| Sales revenues | 466.6 | 430.8 | 48.9 | 34.8 | 18.0 | 16.7 | 533.5 | 482.3 |
| EBIT | 14.0 | –2.8 | 1.3 | –3.0 | –2.6 | –0.1 | 12.7 | –5.9 |
| EBT | 13.5 | –0.9 | 1.3 | –2.7 | –1.6 | –0.4 | 13.2 | –4.0 |
| EBT margin | 2.9% | –0.2% | 2.6% | –7.8% | –8.9% | –2.4% | 2.5% | –0.8% |
| Employees at 31 March* | 8,904 | 9,023 | 621 | 583 | 516 | 518 | 10,041 | 10,124 |

* Consolidated group

## General disclosures

### Legal basis

The consolidated financial statements of KRONES AG (»KRONES Group«) for the period ended 31 March 2010 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations.

Non-controlling interests in group equity are presented on the statement of financial position as a special item within equity. Profit or loss shares attributable to non-controlling interests are recognised on the separate income statement and the statement of comprehensive income as part of consolidated net income. The shares of consolidated net income attributed to the owners of the parent company and to non-controlling interests are presented separately.

Non-controlling interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRSs, must be included as notes to the consolidated financial statements in addition to the statement of financial position, the separate income statement and statement of comprehensive income, the statement of changes in equity, and the statement of cash flows.

The »nature of expense« method has been used for the separate income statement. The group's reporting currency is the euro.

### Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 31 March 2010 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

KRONES o.o.o., Moscow, Russian Federation, and KRONES (Thailand) Co. Ltd., Bangkok, Thailand, were added to the consolidated group in fiscal 2010. KRONES AG holds a direct 100% stake in these companies.

## Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

Capital consolidation is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Goodwill that arose before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »non-controlling interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation accounting.

This also applies for inter-company profits from deliveries effected or services rendered between group companies provided the amounts from these transactions are still held by the group at the reporting date.

## Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept under IAS 21 using a modified closing rate method. Because the subsidiaries primarily operate independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. In the consolidated financial statements, assets and liabilities are therefore translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from translation using these different rates in the statement of financial position and the separate income statement and statement of comprehensive income are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from capital consolidation are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

| | | Closing rate | | Average rate | |
|---|---|---|---|---|---|
| | | 31 Mar 2010 | 31 Dec 2009 | 2010 | 2009 |
| US dollar | USD | 1.347 | 1.441 | 1.386 | 1.308 |
| British pound | GBP | 0.890 | 0.890 | 0.888 | 0.910 |
| Swiss franc | CHF | 1.428 | 1.484 | 1.464 | 1.498 |
| Danish krone | DKK | 7.445 | 7.442 | 7.443 | 7.452 |
| Canadian dollar | CAD | 1.368 | 1.510 | 1.443 | 1.625 |
| Japanese yen | JPY | 125.850 | 133.060 | 125.740 | 122.265 |
| Brazilian real | BRL | 2.411 | 2.510 | 2.506 | 3.043 |
| Chinese renminbi (yuan) | CNY | 9.198 | 9.830 | 9.472 | 8.955 |
| Mexican peso | MXN | 16.650 | 18.826 | 17.739 | 18.796 |
| Ukrainian hryvnia | UAH | 10.676 | 11.591 | 11.237 | 10.750 |
| South African rand | ZAR | 9.884 | 10.675 | 10.440 | 13.010 |
| Kenyan shilling | KES | 104.158 | 109.285 | 110.085 | 107.719 |
| Nigerian naira | NGN | 202.250 | 215.260 | 211.039 | 194.667 |
| Thai baht | THB | 43.597 | 47.969 | 45.906 | 46.570 |
| Russian ruble | RUB | 39.701 | 43.647 | 41.450 | 44.482 |

### Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

### Intangible assets

Acquired and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and is recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment«.

### Research and development expenditure

Development expenditure of the KRONES Group is capitalised at cost to the extent that costs can be allocated clearly and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research expenditure cannot be recognised as an intangible asset and is, therefore, recognised as an expense directly in profit or loss.

### Goodwill

There is no goodwill in these consolidated accounts.

### Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as cost.

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

| | In years |
|---|---|
| Buildings | 14–50 |
| Technical equipment and machinery | 5–18 |
| Furniture and fixtures and office equipment | 3–15 |

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Government grants related to assets are deducted from the cost of the asset and recognised in profit and loss in the subsequent periods in the proportions in which depreciation expense on those assets is recognised.

### Leases

Leases in which the KRONES Group, as the lessee, bears substantially all the risks and rewards incidental to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of the »lease term« and its »useful life«. Payment obligations for future lease instalments are recognised under »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

## Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Non-current financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

The non-current financial assets are not traded on the market and are therefore recognised at amortised cost.

The fair values and carrying amounts are based on customary market rates and observable ongoing market transactions (Level 2 under IFRS 7.27A).

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments and are explained in the notes to the relevant measurement categories.

Pursuant to IAS 39, the classes under IFRS 7 also include cash proceeds and liabilities from finance leases in addition to the categories listed above.

Disclosures about risk reporting as specified under IFRS 7 are included in the risk report within the consolidated management report.

## Non-current financial assets

Non-current financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity«.

Moreover, the »fair value option« provided for under IAS 39 is not applied to any items on the consolidated statement of financial position for the KRONES Group.

## Derivative financial instruments

The derivative financial instruments used within the KRONES Group are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risk arising from exchange rates and cash flows in foreign currencies. The currency materially affected by this is the US dollar.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective, thus hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the reporting date. The fair values are determined using Level 2 inputs under IFRS 7.27A.

Gains and losses from the measurement are recognised as profit or loss on the separate income statement and the statement of comprehensive income unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised as a »fair value hedge« in profit or loss or a »cash flow hedge« as part of equity. In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently reclassified to profit and loss when the hedged item affects profit or loss. These derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

### Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are recognised at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

### Inventories

Inventories are carried at the lower of cost and net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal capacity of the production facilities. Selling costs and general administrative costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

### Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised by reference to the stage of completion pursuant to IAS 11 (»percentage of completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the reporting date. The percentage of completion corresponds to the ratio of contract costs incurred up to the reporting date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

### Deferred tax items

Deferred tax assets and liabilities are recognised using the »balance sheet-oriented liability method«, which involves recognising deferred tax items for all temporary differences between the tax base of an asset or liability and its carrying amount in the statement of financial position under IFRSs and for consolidation procedures recognised in profit or loss.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

### Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceeded the greater of:

a) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets); and
b) 10 % of the fair value of any plan assets at that date.

### Other provisions

Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

### Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equal to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

### Sales revenue

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

### Segment reporting

KRONES reports on three operating segments, which are the strategic business units. They are organised by product divisions and services and managed separately due to the different technologies they cover. The Executive Board, as the chief operating decision maker, manages the company as a whole on the basis of monthly reports from the segments.

Segment 1 comprises machines and lines for product filling and decoration. Segment 2 comprises machines and lines for beverage production and process technology. Segment 3 comprises machines and lines for the low output range.

The accounting policies used are the same as those described under »General disclosures« above.

Segment performance is measured on the basis of internal reports made to the Executive Board, in particular, segment revenues and segment EBIT.

Intrasegment transfers are conducted under the same conditions as transfers among third parties. Intersegment revenues are negligible.

# Shareholdings

| Name and location of the company | Share in capital held by KRONES AG in %* |
|---|---|
| neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany | 100.00 |
| KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany | 100.00 |
| ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany | 100.00 |
| MAINTEC Service GmbH, Collenberg/Main, Germany | 51.00 |
| S.A. KRONES N.V., Louvain-la-Neuve, Belgium | 100.00 |
| KRONES Nordic ApS, Holte, Denmark | 100.00 |
| KRONES S.A.R.L., Lyon, France | 100.00 |
| KRONES UK LTD., Bolton, UK | 100.00 |
| KOSME UK LTD., Burton on Trent Staffordshire, UK | 100.00 |
| KRONES S.R.L., Garda (VR), Italy | 100.00 |
| KOSME S.R.L., Roverbella, Italy | 100.00 |
| SMEFIN S.R.L., Roverbella, Italy | 100.00 |
| KRONES Nederland B.V., Bodegraven, Netherlands | 100.00 |
| KOSME Gesellschaft mbh, Sollenau, Austria | 100.00 |
| KRONES Spólka z.o.o., Warsaw, Poland | 100.00 |
| KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal | 100.00 |
| KRONES o.o.o., Moscow, Russian Federation | 100.00 |
| KRONES Romania Prod. S.R.L., Bucharest, Romania | 100.00 |
| KRONES AG, Buttwil, Switzerland | 100.00 |
| KRONES Iberica, S.A., Barcelona, Spain | 100.00 |
| KRONES S.R.O., Prague, Czech Republic | 100.00 |
| KRONES Ukraine LLC, Kiev, Ukraine | 100.00 |
| MAINTEC Service eood, Sofia, Bulgaria | 51.00 |
| MAINTEC Service Ges.m.b.H., Dorf an der Pram, Austria | 51.00 |
| KRONES Surlatina S.A., Buenos Aires, Argentina | 100.00 |
| KRONES do Brazil ltda., São Paulo, Brazil | 100.00 |
| KRONES S.A., São Paulo, Brazil | 100.00 |
| KRONES Machinery (Taicang) Co. Ltd., Taicang, China | 100.00 |
| KRONES Trading (Taicang) Co. Ltd., Taicang, China | 100.00 |
| KRONES Asia Ltd., Hong Kong, China | 100.00 |
| KRONES India Pvt. Ltd., Bangalore, India | 100.00 |
| KRONES Japan Co. Ltd., Tokyo, Japan | 100.00 |
| KRONES Machinery Co. Ltd., Brampton, Ontario, Canada | 100.00 |
| KRONES LCS Center East Africa Limited, Nairobi, Kenya | 100.00 |
| KRONES Andina Ltda., Bogotá, Colombia | 100.00 |
| KRONES Korea Ltd., Seoul, Korea | 100.00 |
| KRONES Mex S.A. DE C.V., Mexico City, Mexico | 100.00 |
| KRONES LCS Center West Africa Limited, Lagos, Nigeria | 100.00 |
| KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa | 100.00 |
| KRONES (Thailand) Co. Ltd., Bangkok, Thailand | 100.00 |
| KRONES, Inc., Franklin, Wisconsin, USA | 100.00 |
| Maquinarias KRONES de Venezuela S.A., Caracas, Venezuela | 100.00 |
| Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand | 49.00 |

# Members of the Supervisory Board and the Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [Mitbestimmungsgesetz] of 1976 in 1987, the Supervisory Board was extended from six to twelve members. Pursuant to § 8 (1) of the articles of association, six members are elected by the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1 (1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Ernst Baumann
Chairman

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Dr. Klaus Heimann**
Director of the Youth, Training and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
HOYER GROUP

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Philipp Graf von und zu Lerchenfeld
Member of the Bavarian Landtag, Dipl.-Ing. agr., auditor and tax consultant

Dr. Alexander Nerz
Attorney

Johann Robold**
Member of the Works Council

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
1st authorised representative and treasurer of the IG METALL administrative office in Regensburg
* INFINEON TECHNOLOGIES AG

Josef Weitzer**
Chairman of the Works Council
* Member of the Board of Directors of Sparkasse Regensburg

Executive Board

Volker Kronseder
Chairman
Group Communication, Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management and Process Management
* KURTZ GMBH
KRONES INC., USA
MASCHINENFABRIK REINHAUSEN GMBH

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering and Product Divisions
* WINKLER & DÜNNEBIER AG

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

# Glossary

| | |
|---|---|
| Affiliated companies | See subsidiaries |
| Cash flow | Financial flow variable indicating the cash surplus (net income plus depreciation). |
| DAX | Deutscher Aktienindex (DAX). Index containing the 30 biggest German companies (based on market capitalisation and trading volume). |
| Deferred tax items | Temporary differences between the taxes calculated on the results reported on tax statements and those calculated on the results recognised in the financial statements under IFRSS. The purpose is to show the tax expense in relation to the result under IFRSS. |
| EBITDA | Earnings before interest, taxes, depreciation and amortisation. |
| EBIT | Earnings before interest and taxes. |
| EBT | Earnings before taxes. |
| EBT margin | Ratio of earnings before taxes to sales. (Return on sales.) |
| Equity | Funds made available to the company by the owners by way of contribution and/or investment plus retained earnings (or losses). |
| Free float | Portion of the total number of shares outstanding that is available to the public for trading. |
| IFRSS | International Financial Reporting Standards. Accounting standards issued by the International Accounting Standards Board (IASB) that are harmonised and applied internationally. |
| Market capitalisation | The value of a company based on the market price of issued and outstanding ordinary shares. Calculated by multiplying the share price by the number of shares. |
| MDAX | Index that contains the 50 biggest German and non-German companies (based on market capitalisation and trading volume) in the traditional sectors after those included in the DAX. |
| Net cash and equivalents | Cash and highly liquid securities under current assets less liabilities to banks. |
| Non-current assets | Assets which are intended to permanently serve the business operations. |
| ROCE | Ratio of EBIT to average capital employed (total assets less interest-free liabilities and other provisions). |
| ROI | Return on investment. Ratio of earnings before taxes to total capital. |
| Statement of cash flows | Statement of inflows and outflows of cash that shows the sources and uses of funds within the financial year. |
| Subsidiaries | All companies that are controlled, directly or indirectly, by a parent company due to majority interest and/or common management. |
| Total debt | Combined term for the provisions, liabilities, and deferred income stated on the liabilities side of the balance sheet. |
| Working capital | Working capital is calculated as current assets less cash and cash equivalents and less trade payables. Working capital expresses the portion of assets that are working for the company, i.e. generating sales revenues. |

KRONES AG
Investor Relations
Fax + 49 9401 703786
E-mail investor-relations@krones.com
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Olaf Scholz
Phone +49 9401 701169

This English language report is a translation of the original German Bericht über den Zeitraum vom 1. Januar bis 31. März 2010. In case of discrepancies the German text shall prevail.



KRONES